2009
ANNUAL REPORT





JABIL

TABLE OF CONTENTS





CORPORATE GOVERNANCE & FINANCIAL RESPONSIBILITY

Jabil's management team and Board of Directors comply with Securities and Exchange Commision, Sarbanes-Oxley and NYSE corporate governance requirements. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the introduction of the Form 10-K for additional information regarding forward-looking statements.





INNOVATION: SOUGHT, SHARED & CELEBRATED

The innovative ideas of the thousands of employees who make Jabil run smoothly every day are at the heart of what makes Jabil a great company. Finding solutions to the many challenges that change daily is part of every employee's job and they relish the opportunity to stand out as innovators and leaders.

While other companies daydream about tapping into collective wisdom to solve unsolvable problems, improve efficiencies and innovate with speed, Jabil turned this vision into reality as employees worldwide responded to an internal, global best practices competition. Going beyond wishful thinking, our employees organized projects and created results, stepping forward with tangible, measurable business improvements.

The aim of the competition was to increase shareholder value by encouraging continuous operational improvements; generate and share innovations and methodologies; and recognize process improvements. Employees competed in the four pillars of shareholder value: Customer Satisfaction; Human Development; Operational Excellence and Social & Environmental Responsibility.

From Tiszaujvaros to Taichung, Chihuahua to China and Suzhou to St. Petersburg, employees competed with their peers to articulate their best practices from around the world. Recognizing and celebrating the top skills and problem solvers - then sharing the innovations and savings with all 55 Jabil sites - will continuously improve our operations and our company.

Nearly 300 entries from 39 sites competed in our inaugural best practices competition. Although this Annual Report highlights our top teams and projects, we want to recognize every team that submitted a program aimed at making Jabil better. We are proud they choose to dedicate their talents and creativity to Jabil.





CUSTOMER SATISFACTION

Achieving customer satisfaction is an ongoing pursuit measured in many ways, ranging from quarterly business review ratings and new business wins, to developing creative solutions and solving customer challenges. Our customer satisfaction projects had one thing in common: an innovative thinking approach.

Team Play Yields Massive Results

Jabil's top customer satisfaction program came from a team effort in Kwidzyn, Poland. Spanning the quality, planning, test engineering, process engineering, new product introduction, purchasing and inventory control departments, the team worked toward a single mission: Increase customer satisfaction.

The teamwork of seven departments achieved improvements that contributed to a dozen significant quality, process, cost and delivery improvements. A sevenfold decrease in defects per million, a dramatic increase in first-pass yields, five months of nearly 100 percent on-time delivery and a sixfold increase in monthly shipments were the noteworthy improvements offered up by quality & planning.

Test and process engineering led to automated processes that reduced test cycles, cut the number of operators in half, increased pieces per shift by 50 percent, saved over $1.3 million, and resulted in *zero* customer product failures. New product introduction, purchasing and inventory improvements helped reduce price per product, lowered fault levels and delivered a nearly perfect customer satisfaction rating for their services.

Collective efforts increased customer satisfaction almost 10 percent and resulted in incremental business and nearly $2 million in cost savings to Jabil.

Innovation A Big Win: Patent A Priority



Jabil Green Point Taichung was challenged to find a way to test for cracking and to increase the structural strength of a best-selling smart phone.

The team rolled up its sleeves and with meticulous attention to detail, developed an impact test which replaced the existing test being used. The new and improved test reduced manpower by 50 percent and decreased the testing time by 94 percent.

In addition to the impressive successes for the customer, the team made obtaining a patent application a priority - and achieved that goal too. The new apparatus and testing method was a technological innovation that was patented and will be marketed to other mobility customers, further increasing returns.



Process Improvements Keep Business Growing

A Jabil Chihuahua business unit team created a flexible, lower cost test and repair process for a satellite television provider by improving the conveyor belt automation and speed; redesigning workstations for efficiencies; revamping the line configuration; and decreasing the operating line staff. As a result, the customer realized quality improvements and financial savings and, in return, rewarded Jabil with more business.

The project also benefited Jabil with annual savings of more than $3 million by reducing the ramp period of additional business by 50 percent and increasing production by 20 percent.



Putting Conventional Wisdom Aside, Finalists Use Creativity

Three customer satisfaction finalists put forth projects that increased revenue and profits, boosted quality and improved on-time delivery.

Our team in Guadalajara implemented a project to drive continuous process improvements, reduce costs and increase customer satisfaction. Impressive results include test time reductions that saved our customer money and helped Jabil avoid more than $600,000 in costs.

In Penang, our team set out to reduce standard material pricing while addressing the customer's unique material designs. The improvement strategy paid off: the team secured pricing that was 50 percent lower than the customer's target while increasing annual profit by $300,000.

In Tiszaujvaros, winning back a customer by reducing manufacturing costs and eliminating waste was achieved using quality control systems and value-stream mapping. The team succeeded in growing revenue by 20 percent while reducing overall manufacturing costs and boosting customer satisfaction.





OPERATIONAL EXCELLENCE

Excellence in manufacturing is the cornerstone of Jabil's value proposition to customers, however a "business as usual" approach will not suffice. There is a constant need to reinvent - because today's business environment requires an innovative mindset to continually resolve problems we haven't seen before.

Innovation & Precision Yield Customer Satisfaction

Employees at Jabil Green Point Taichung are familiar with tight deadlines. So when a customer needed a solution for a leather backing on its latest product, they stepped into high gear to create a tailored solution. In four months the team constructed a new process while improving cycle time and process yield rate. The new process remains a challenge because leather is difficult to work with due to stretching and peeling issues.

The team determined and addressed the main causes for the defects - such as too little or too much moisture, which can cause the leather to peel. They also built the equipment in-house, modified tools to avoid materials waste and cycle time, optimized processes to improve yield rate, standardized operating procedures and implemented a continuous education program.

With better controls over the process, they were able to cut the cost of outsourcing the work by 50 percent, reduce molding material waste by 94 percent, and significantly improve yield rates, saving nearly $3 million.

Re-Tooling the Tooling Factory



Jabil's Green Point Tooling site in Suzhou focused its project on developing and implementing an automatic measurement system for tooling parts. The goal was to shorten the time it took to measure tool parts, reduce the machine downtime, and integrate other processes, in order to improve the overall efficiency of the manufacturing process.

The team developed an integrated measurement system to achieve these goals and more. By automating labor-intensive processes, they shortened tool-measuring time 70 percent, increased machine utilization 15 percent and improved the overall efficiency of the tool manufacturing process. Beyond meeting their initial goals, the new automatic measurement system also improved measuring accuracy and the system was transferable to all six Jabil Green Point Tooling centers. Implementing this new standardized system will save Jabil an estimated $3 million in manufacturing costs annually and an additional $600,000 in machinery.



Costs Crushed: Dramatic Decrease of Inventory and Material Handling Costs

A Kwidzyn team, comprised of purchasing, planning and inventory control experts, set an ambitious target of reducing material handling costs and inventory levels by 30 percent. Analysis showed that the big cost-generating culprits were warehouse space and labor, along with IT tools and standards.

The team attacked the factors that would result in the most savings and their year-long commitment to analysis, systematic approaches, clear project plans and their determined teamwork helped achieve and then far exceed the targeted 30 percent improvement. Total days in inventory decreased 44 percent, total inventory value decreased 71 percent, material handling cost as a percentage of material cost decreased 49 percent and materials handling cost decreased 67 percent for a cumulative savings of $2.4 million.



Finalists Increase Efficiency & Decrease Costs

An industrial engineering team in Chihuahua worked hard to develop a more accurate way to measure and improve efficiency by using a variety of tools, line balancing, layout design and workstation design. Implementing these changes across different work cells, the team increased efficiencies (to 99 percent in one case), reduced staffing costs and floor space, increased inventory turns and saved money.

Jabil Memphis Aftermarket Services streamlined processes and redesigned the repair line, dramatically reducing turnaround time and the number and length of shifts: handling nearly twice the number of units on fewer shifts in a five-day work week, saving Jabil $5 million annually. The changes also produced a better work environment for employees who feel more like a team since batches were merged into a continuous process.

Tiszaujvaros's team transformed the flow line into a cell configuration - where operators work on more than one station and perform several tasks on each product, allowing for flexibility in the number of operators and cells needed. In addition, they added an area where operators perform full product assembly and work at all stations. The results were significant: Labor waste and the operators' cycle time variance were completely eliminated; staffing was streamlined; productivity increased 20 percent and a monthly savings of $72,000 was achieved.





HUMAN DEVELOPMENT

Jabil is all about advanced technology and cost-efficient manufacturing, but we also believe investing in our employees through development programs will allow them to reach their full potential. These projects explored empowerment, new methods and skills development.

Empowered Employees Drive Results

Jabil's Penang Aftermarket Services was faced with compounding circumstances: a fast-growing business in a competitive global environment and difficulty with both hiring and retaining qualified employees.

To solve these challenges, the team in Penang implemented a self-directed work team model. The business model focuses on five distinct areas and assigns different employees with leadership responsibilities in safety, team process, productivity, quality, cost and waste. As teams mature and employees' leadership skills develop, progress was seen from self-organization to self-management, driving accountability for daily performance to employees while enabling managers to act as facilitators and visionaries.

The Penang team has systematically measured and refined the self-directed work team model to ensure its continuous improvement and success. This year, the process team shrunk attrition to less than four percent of tenured employees and lost-time accidents plummeted by 76 percent thanks to the efforts of the safety team. The productivity team improved repair turnaround time to less than five days while providing 100 percent on-time delivery and the quality team held final inspection and customer quality assurance yields above 99 percent. The cost and waste team achieved 97 percent compliance within the first six months of site-wide implementation.

Skills Matrix Enhances Development Communication



A cross-functional team from Jabil Livingston developed an indirect labor skills matrix. The project captured employees' skills, competencies and training-related information to comply with regulatory and customer requirements, and helped develop a sustainable business by increasing employees' technology and skills base.

The team used an existing database and added newly identified functionality. Once the application was built and populated with information, they worked with a broader, cross-functional team to develop application training and user guides. Feedback from employees and managers was universally positive: the new user-friendly materials fostered better communications about career development.

Need For Speed Drives Innovation in Hungary



Jabil Tiszaujvaros had a problem any business would love to have: enough new business to require hiring and training 1,500 qualified people in just five weeks. The team knew that to succeed it needed to accelerate its traditional recruitment and training processes without compromising on the skill level of the new employees.

Utilizing an innovative recruitment technique, they organized an employment road show that traveled to ten locations in six days to meet with prospective employees. Promoted through radio and television interviews, distributing flyers and hiring cars equipped with loudspeakers to broadcast the event, they attracted more than 1,700 people. One thousand prospects that passed employment tests and interviews accepted offers on the spot, meeting 70 percent of the immediate business needs. In total, more than 2,200 employees were hired using this novel approach. It took 80 trainers working in four shifts, 12 hours at a time, to get new employees trained, but they are now producing 70,000 highly-complex products a week.

Finalists Boost Employees to Boost Performance

Jabil Pune developed a workforce-training program to improve overall performance. By addressing both personal and professional development, the training achieved considerable improvement, including increasing first pass yield rate, overall labor efficiency and significantly reducing defects per million. They also saw an immediate decline in attrition and absenteeism and a dramatic increase in multi-skilled activity.

Guadalajara's Jabilization program was developed to help new employees develop work habits that fully integrate them into Jabil. The team implemented a wide range of improvements and controls to ensure the new process stays on track, including a new employee survey and monthly meetings to analyze issues, create action plans and review effectiveness.

Jabil's Reynosa Aftermarket Services site addressed employee attendance and tardiness by helping employees attend to administrative tasks such as taxes, bills, banking and passports by partnering with local agencies, utilities and banks to bring these time-consuming tasks on-site. Over 2,000 employees took advantage of the services saving the business 6,519 hours of potential lost productivity and helped employees keep nearly $40,000 in wages. The team plans to build on the program's initial success by adding more services based on employee requests.





SOCIAL & ENVIRONMENTAL RESPONSIBILITY

Jabil's long-standing commitment to "doing the right thing" for employees, the environment and the communities in which we operate is ingrained in our culture. Projects in this category ranged from proactive opportunities to reduce our impact on the environment to compassionate community investment programs.

Building Better Schools Brings Benefits

Jabil's Reynosa Aftermarket Services had a difficult time recruiting and retaining employees because of the site's location. Parents choose to live and work nearest the best schools for their children because many do not own vehicles. And, because many local schools lack some of the basic necessities, when neighborhood schools are improved, employees will frequently relocate and change jobs to afford their children the benefit of a better school.

Understanding this challenge, our Reynosa human resources team searched for a way to help improve schools near Jabil. Partnering with the local Rotary Club and the Mexican government, the team orchestrated a matching employee giving campaign. Jabil, Rotary and the Mexican government pledged to match every peso donated by Jabil employees for local schools. Each employee-donated peso was equal to four - a powerful formula for social upgrades. Jabil's 7,500 employees at the site donated 125,000 pesos and a total of 500,000 pesos was raised for the school when tallied with the donations of our partners in Reynosa.

Four schools saw immediate improvements ranging from improved water and bathroom facilities to fully outfitted cafeterias and 10 community schools were also aided, benefitting 3,000 school children. In addition to the positive impact the campaign had on the local schools and children, the program has also helped Jabil retain far more employees than in the past.

Substantial Savings With Spraying Innovation



Finding ways to be more environmentally friendly and saving money are both part of the everyday effort at Jabil Green Point Suzhou - even when it comes to longtime standard processes like painting. After noticing inefficiencies in the painting line, a team analyzed the machinery and process for possible improvements. They creatively redesigned the machinery to use less paint and improve the process, which reduced the environmental impact of wasted paint and reduced costs.

Savings were immediate and notable: paint use was reduced by an average of 37 percent, saving more than $75,000 a month, and the environmental impact was significantly reduced. The changes also increased the capacity of the line, increased flexibility and efficiency of production and decreased costs. Work is underway to adopt the improvements at other sites and, if implemented at all Jabil Green Point sites, the team estimates a potential savings of $7 million a year and 176,000 gallons of paint.



Dumpster Dilemma Saves Green and the Environment

In St. Petersburg, Jabil's employees found a huge but unlikely way to make the plant more environmentally friendly. Beyond recycling programs for everything from cardboard to light bulbs, the team challenged itself to find a way to reduce the number of containers being dumped per month.



Light, but extremely bulky foam used in the many packages arriving daily at the site, was causing far too many dumpster loads per month. Extensive research and analysis led the team to purchase a machine, which chips the foam into 2-inch chunks, melts it down and densifies it. Making the foam smaller made it easier to handle, store and recycle. A recycling company buys the foam for use in the production of planters, playground equipment and other products.

The result: a 77 percent reduction in solid waste volume, decreasing disposal fees by nearly $6,000 per month, which avoided more than $52,000 in costs. The team's proactive approach yielded a solution with a solid return on investment while providing an environmental solution. Plans to implement this program at Jabil sites around the world are underway.

Holistic Approaches Yield Results

From recycling to making simple changes in consumption habits, three other finalists brought new thinking to existing programs that contributed to positive changes for employees, the environment and Jabil.

Our team from Penang came up with a new system for reusing the gloves used in the manufacturing process and reduced glove costs by 96 percent. Livingston looked around its site for simple ways to reduce carbon emissions and power consumption and slashed their electricity usage by 21 percent. A team in Tiszaujvaros combated absenteeism due to poor health with a healthy approach that also benefited the community: they sponsored and had Jabil teams participate in a pentathlon.

DEAR EMPLOYEES, SHAREHOLDERS AND PARTNERS:



William D. Morean

Fiscal 2009 was a challenging year for all stakeholders of Jabil. The recession that began in December of 2007, worsened significantly and gripped the global economy throughout fiscal 2009. Although it appears the economic environment is tentatively improving, this tumultuous period has been a hardship for many of our employees, customers, suppliers and shareholders. Our sincere thanks to those who have continued to work hard under difficult circumstances and to those who continue to support and invest in our company.



Revenue declined 8.6 percent in fiscal 2009 compared to fiscal 2008. Revenue momentum stalled abruptly and declined from $3.4 billion in our fiscal first quarter to $2.6 billion in our fiscal third quarter of 2009. However, the combination of a bottoming recession and our ability to expand share in targeted business areas resulted in sequential revenue growth of $184 million from our third to our fourth fiscal quarter. Although our financial performance improved markedly with operating leverage in our fiscal fourth quarter of 2009, revenue was still $465 million below the same period of 2008.

The company responded with cost cutting, efficiency improvements and asset management. Cash flow from operations was up 33 percent to $557 million in fiscal 2009 from fiscal 2008. We reduced inventory by $302 million. We ended the year with $876 million in cash, $103 million higher than in 2008, after paying approximately $60 million in dividends and reducing debt by $135 million. We also successfully completed a $312 million long-term bond issuance, solidifying our capital position for future years.

We believe our financial performance will improve in fiscal 2010, provided the broader economic environment continues to improve as well. Operating leverage is substantial and modest revenue growth should deliver good margin improvement. Evidence of this occurred in our fourth fiscal quarter of 2009 when earnings were significantly higher on a modest seven percent sequential revenue increase.

We believe our mobility sector should demonstrate quality growth as new relationships and increasing synergy with our vertically integrated Jabil Green Point solution bring us closer to a best-in-class value proposition. Our participation in the high-end product categories of this market is broadening along with our ability to bring new technologies and components to our customer base. We expect to invest in several important new technology solutions during the year with the intent to broaden our appeal as an industry-leading innovator.

We also expect our strong competitive position in the medical, instrumentation and industrial sectors to be a catalyst for quality growth in fiscal 2010. We intend to consolidate our strength through aggressively pursuing our presence in existing relationships and relentlessly developing new relationships with leading companies. Our end-to-end value proposition encompasses product realization, high-quality production through our network of low-cost sites, driving down supply chain costs, managing complex global logistics and controlling the life cycle of each product effectively.

We expect that computing & storage, networking, telecom, digital home & office and aftermarket services will also play important roles in our fiscal 2010 and beyond. We will provide customers with lower-cost supply chain architectures, employing sophisticated tools to weigh the variables of production cost, logistics and aftermarket services to better leverage our physical network into a seamless solution. Our product development resources, configure-to-order services and aftermarket services are expected to play a more important role in delivering a holistically improved solution to our customers.

In our fiscal 2008 letter to shareholders, we indicated our intent to develop new business in the "Clean Tech" industry. We believe we are gaining momentum in this area and have established important new

Fiscal 2009 - Revenue by Sector


6%
6%
3%
11%
4%
19%
20%
17%
12%
Aftermarket Services
Automotive
Computing & Storage
Displays
Instrumentation & Medical
Mobility
Networking
Peripherals
Telecommunications

relationships with leading companies focused on renewable energy, smart grid management and other commercial aspects of eco-friendly energy production and resource management. The secular trends in this field are favorable and "Clean Tech" could become a more meaningful part of our business in the years ahead.

We believe our competitive position has improved during the year. We are now the largest EMS provider domiciled in America, and although size is not a primary objective, it does indicate our business model and attention to customer satisfaction is paying dividends. Our diverse end-market exposure should broaden our ability to benefit from post-recession industry growth.

The intrinsic value of our business is significant and we believe our earnings power will be evident as revenue levels begin to grow again. We believe that our present financial returns are largely a reflection of the severity of the recession and not indicative of any fundamental company or industry issues. We intend to maintain a disciplined approach to growth in targeted market segments and we believe there are significant opportunities available to our company. Our financial performance objectives continue to focus on margin expansion, return on invested capital and free cash flow and we believe these objectives are both attainable and sustainable.

Longer term, we believe the industry will continue to mature and coalesce around fewer leading companies that satisfy specific market needs. The industry is very large, with over $200 billion in total revenue, according to industry research firm IDC, leaving ample room for best-in-class companies in certain market categories.



Timothy L. Main

With our low-cost, lean manufacturing operations, advanced supply chain capabilities, design resources, fulfillment and aftermarket service capabilities, we believe Jabil will continue to be a provider of choice for leading product companies in the Americas, Europe and Asia.

Jabil makes products used by thousands of businesses and millions of consumers around the world. Jabil is a services company, however, and it is the collective quality and commitment of our people who represent the real value of our business. Our people are continuously improving quality, innovating new processes, developing our rich diversity of people and helping to make Jabil a socially and environmentally responsible citizen. You will find their images and some of their innovative approaches in the pages of this annual report. We applaud them and their tireless efforts to make Jabil a world class supplier, a better place to work, a more attractive investment and more valuable member of the communities in which we live.

William D. Morean
Chairman

Timothy L. Main
President and
Chief Executive Officer


Social & Environmental
Responsibility

Jabil's best practices competition finalists presented their projects to Jabil's Board of Directors in October.



FINANCIAL HIGHLIGHTS



Summary Statement of Operations For the Year Ended August 31, (in thousands, except per share data)	1999	2000	2001
Net Revenue	$ 2,238,391	$ 3,558,321	$ 4,324,655
Operating Income (Loss)(GAAP)	$ 134,690	$ 209,163	$ 155,308
Amortization of intangibles	1,225	2,724	5,820
Acquisition-related charges	7,030	5,153	6,558
Restructuring and impairment charges	—	—	27,366
Goodwill impairment charges	3,578	—	—
Distressed customer charges	—	—	—
Stock-based compensation	1,187	3,753	2,454
Core Operating Income (Non-GAAP)	**$ 147,710**	**$ 220,793**	**$ 197,506**
Operating Income (Loss) (GAAP) year over year % change	55.8%	55.3%	-25.7%
Core operating income (Non-GAAP) year over year % change	33.0%	49.5%	-10.5%
Net Income (Loss) (GAAP)	$ 84,072	$ 143,297	$ 112,332
Amortization of intangibles, net of tax	809	1,866	4,284
Acquisition-related charges, net of tax	6,519	4,653	4,163
Deferred tax valuation allowance charges, net of tax	—	—	—
Restructuring and impairment charges, net of tax	—	—	21,588
Goodwill impairment charges, net of tax	3,305	—	—
Distressed customer charges, net of tax	—	—	—
Stock-based compensation, net of tax	747	2,351	2,195
Other (income)/loss, net of tax	—	—	—
Core Earnings (Non-GAAP)	**$ 95,452**	**$ 152,167**	**$ 144,562**
Earnings (Loss) Per Share: (GAAP)***			
Basic	$ 0.50	$ 0.80	$ 0.59
Basic earnings (Loss) per share year over year % change	39.5%	58.8%	-26.9%
Diluted	$ 0.48	$ 0.76	$ 0.56
Diluted earnings (Loss) per share year over year % change	38.8%	58.5%	-27.3%
Core Earnings Per Share: (Non-GAAP)***			
Basic	$ 0.57	$ 0.85	$ 0.75
Basic earnings per share year over year % change	23.2%	48.5%	-11.4%
Diluted	$ 0.55	$ 0.81	$ 0.71
Diluted earnings per share year over year % change	22.6%	48.3%	-11.9%
Common Shares Used in the Calculation of Earnings (Loss) Per Share: (GAAP)***			
Basic	166,754	179,032	191,862
Diluted	174,334	187,448	202,223
Common Shares Used in the Calculation of Earnings Per Share: (Non-GAAP)***			
Basic	166,754	179,032	191,862
Diluted	174,334	187,448	202,223
Summary Balance Sheet Data **(in thousands)**			
Total Assets	$ 1,035,421	$ 2,015,915	$ 2,357,578
Capitalization*	$ 644,124	$ 1,305,353	$ 1,782,132
Stockholders' Equity	$ 578,301	$ 1,272,020	$ 1,412,132
Key Ratios			
GAAP Return on Invested Capital	20.0%	19.6%	9.7%
Core Return on Invested Capital ****	22.6%	20.8%	12.5%
GAAP Return on Equity	19.5%	15.5%	8.4%
Core Return on Equity**	22.1%	16.4%	10.8%
Inventory Turns	11.1	9.2	8.7
Sales Cycle	25.3	28.9	40.8

** Capitalization is calculated as stockholders' equity plus total debt.* *** The calculation of core return on equity is based on core earnings as reconciled above.*

2002	2003	2004	2005	2006	2007	2008	2009
$ 3,545,466	$ 4,729,482	$ 6,252,897	$ 7,524,386	$ 10,265,447	$ 12,290,592	$ 12,779,703	$ 11,684,538
$ 53,407	$ 28,303	$ 221,771	$ 251,967	$ 241,807	$ 181,939	$ 251,397	$ (910,201)
15,113	36,870	43,709	39,762	24,323	29,347	37,288	31,039
7,576	15,266	1,339	—	—	—	—	—
52,143	85,308	—	—	81,585	72,396	54,808	51,894
—	—	—	—	—	—	—	1,022,821
—	—	—	—	—	—	—	7,256
643	16,150	(5,756)	35,403	43,848	47,874	36,404	44,026
$ 128,882	**$ 181,897**	**$ 261,063**	**$ 327,132**	**$ 391,563**	**$ 331,556**	**$ 379,897**	**$ 246,835**
-65.6%	-47.0%	683.6%	13.6%	-4.0%	-24.8%	38.2%	-462.1%
-34.7%	41.1%	43.5%	25.3%	19.7%	-15.3%	14.6%	-35.0%
$ 38,731	$ 28,570	$ 173,730	$ 203,875	$ 164,518	$ 73,236	$ 133,892	$ (1,165,212)
12,593	30,848	37,239	33,698	20,281	25,500	26,990	30,916
4,748	9,827	987	—	—	—	—	—
—	—	—	—	37,103	—	—	121,929
40,167	60,688	—	—	70,062	59,258	39,573	63,490
—	—	—	—	—	—	—	1,018,157
—	—	—	—	—	—	—	6,329
(26)	14,437	(6,830)	27,973	32,390	38,212	30,591	43,088
—	(1,622)	3,975	—	—	—	—	13,317
$ 96,213	**$ 142,748**	**$ 209,101**	**$ 265,546**	**$ 324,354**	**$ 196,206**	**$ 231,046**	**$ 132,014**
$ 0.20	$ 0.14	$ 0.87	$ 1.01	$ 0.79	$ 0.36	$ 0.65	$ -5.63
-66.5%	-26.6%	502.2%	16.2%	-21.2%	-54.4%	80.6%	-966.2%
$ 0.19	$ 0.14	$ 0.85	$ 0.98	$ 0.77	$ 0.35	$ 0.65	$ -5.63
-65.2%	-26.7%	496.6%	16.1%	-21.1%	-54.5%	85.7%	-966.2%
$ 0.49	$ 0.72	$ 1.04	$ 1.31	$ 1.56	$ 0.96	$ 1.13	$ 0.64
-35.3%	47.5%	45.1%	25.7%	19.3%	-38.4%	17.7%	-43.4%
$ 0.48	$ 0.71	$ 1.02	$ 1.28	$ 1.53	$ 0.95	$ 1.12	$ 0.63
-32.9%	47.5%	43.7%	25.7%	19.4%	-37.9%	17.9%	-43.8%
197,396	198,495	200,430	202,501	207,413	203,779	205,275	207,002
200,535	201,671	205,559	207,706	212,540	206,972	206,158	207,002
197,396	198,495	200,430	202,501	207,413	203,779	205,275	207,002
200,535	201,671	205,559	207,706	212,540	206,972	206,158	208,448
$ 2,547,906	$ 3,244,745	$ 3,334,039	$ 4,087,986	$ 5,411,730	$ 6,295,232	$ 7,032,137	$ 5,317,858
$ 1,873,010	$ 2,236,924	$ 2,133,629	$ 2,473,195	$ 2,687,814	$ 3,705,204	$ 4,085,135	$ 2,669,610
$ 1,509,650	$ 1,592,669	$ 1,824,023	$ 2,145,941	$ 2,294,481	$ 2,443,011	$ 2,715,725	$ 1,435,162
3.4%	2.3%	12.6%	13.6%	10.2%	6.5%	7.1%	-41.9%
7.9%	11.1%	14.5%	17.2%	18.5%	10.9%	9.9%	8.2%
2.7%	1.8%	10.2%	10.3%	7.4%	3.1%	5.2%	-56.1%
6.6%	9.2%	12.2%	13.4%	14.6%	8.3%	9.0%	6.4%
7.7	9.5	9.8	9.3	8.4	8.1	8.2	8.0
50.4	36.4	29.4	20.8	14.9	16.8	20.2	19.4



**** Reflects 2-for-1 stock splits in 7/97, 2/99 and 3/00.* ***** The calculation of core return on invested capital is based on core earnings as reconciled above.*

BOARD OF DIRECTORS

William D. Morean
Chairman
Jabil Circuit, Inc.
Director since 1978
Age 54

Thomas A. Sansone
Vice Chairman
Jabil Circuit, Inc.
Director since 1983
Age 60

Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
Director since 1999
Age 52

Mel S. Lavitt
Senior Advisor
Needham & Company, LLC
Director since 1991
Age 72

Steven A. Raymund
Chairman of the Board
Tech Data Corporation
Director since 1996
Age 54

Lawrence J. Murphy
Private Business Consultant
Director since 1989
Age 67

Frank A. Newman
Chairman and Chief Executive Officer
Medical Nutrition USA, Inc.
Director since 1998
Age 61

David Stout
Director of Airgas Inc.,
NanoBio Corp., Allos Therapeutics, Shire PLC
Director since 2009
Age 55

Kathleen A. Walters
Executive Vice President
Global Consumer Products
Georgia-Pacific LLC
Director since 2005
Age 58



Jabil's Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees.
Audit: Raymund (Chairman), Newman, Murphy
Compensation: Walters (Chairman), Lavitt, Stout
Nominating & Corporate Governance: Sansone (Chairman), Morean, Lavitt
Jabil's Corporate Governance Guidelines, Code of Ethics and the charters of these committees can be found on Jabil's website: jabil.com.

COMPANY OFFICERS

Timothy L. Main
President and
Chief Executive Officer

Mark T. Mondello
Chief Operating Officer

Forbes I.J. Alexander
Chief Financial Officer

William D. Muir, Jr.
Executive Vice President,
Chief Executive Officer
EMS Division

John P. Lovato
Executive Vice President,
Chief Executive Officer
Consumer Division

Hartmut Liebel
Senior Vice President,
President Aftermarket Services

Joseph A. McGee
Senior Vice President
Strategic Planning
and Development

William E. Peters
Senior Vice President
Human Development

Michael J. Matthes
Senior Vice President
Worldwide Operations

Courtney J. Ryan
Senior Vice President
Global Business Units

Hai Hwai Chiang
Senior Vice President

Teck Ping Yuen
Senior Vice President
Worldwide Operations

Sergio A. Cadavid
Treasurer

Meheryar K. Dastoor
Controller

Robert L. Paver
General Counsel and
Corporate Secretary

Joseph J. Adams
Vice President
Global Business Unit

Anthony Allan
Vice President
Global Business Units

Susan Allan
Senior Legal Counsel and
Assistant Corporate Secretary

Brian D. Althaver
Vice President
Strategic Development

Otto J. Bik
Vice President
Finance

Thomas R. Blythe
Vice President
Tax

Steven D. Borges
Vice President
Global Business Units

John D. Caltabiano
Vice President
Global Mechanicals and Enclosures

David D. Couch
Chief Information Officer

Gerald Creadon, Jr.
Vice President
Operations - Americas

Maurice Dunlop
Vice President
Global Business Units

David S. Emerson
Vice President
Worldwide Sector Sales

Frederick A. Hartung
Vice President
Logistics

Erich Hoch
Vice President
Procurement

Steven A. Hodge
Vice President
Finance

Trevor Kay
Vice President
Operations – Europe

Ming-Yen Lee
Vice President

Ralph T. Leimann
Vice President
Technical Services

Michael J. Loparco
Vice President
Global Business Units

James C. Luginbill
Vice President
Global Business Unit

Jeffrey J. Lumetta
Vice President
Engineering Design

Bryan Maguire
Chief Client Officer

Marco A. Mayor
Vice President
Engineering

Kevin C. Mazula
Vice President
Global Business Unit

Joseph S. McBeth
Vice President
Global Supply Chain

Donald J. Myers
Vice President
Corporate Development

Alessandro Parimbelli
Vice President
Global Business Units

Carey A. Paulus
Vice President
Global Business Unit

Scott H. Sickels
Vice President
Americas

Daryn G. Smith
Vice President
Risk and Assurance

Vait Leong Tam
Vice President
Operations - Asia

Timothy W. Traud
Vice President
Financial Reporting

David T. Wahl
Vice President
Global Business Units

Beth A. Walters
Vice President
Communications
and Investor Relations

Michael F. Ward
Vice President
Global Supply Chain

P. Andrew Williams
Vice President
Global Business Unit

John Woodburn
Vice President
Worldwide Operations

Kung-Ying Yen
Vice President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-14063

JABIL CIRCUIT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-1886260**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(727) 577-9749

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	New York Stock Exchange
Series A Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the registrant based on the closing sale price of the Common Stock as reported on the New York Stock Exchange on February 28, 2009 was approximately $0.8 billion. For purposes of this determination, shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant's Common Stock as of the close of business on October 12, 2009, was 214,186,917. The registrant does not have any non-voting stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders to be held on January 21, 2010 is incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

(This page intentionally left blank)

JABIL CIRCUIT, INC.

2009 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I.

PART II.

PART III.

PART IV.

(This page intentionally left blank)

References in this report to "the Company", "Jabil", "we", "our", or "us" mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires. This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which are made in reliance upon the protections provided by such acts for forward-looking statements. These forward-looking statements (such as when we describe what "will," "may" or "should" occur, what we "plan," "intend," "estimate," "believe," "expect" or "anticipate" will occur, and other similar statements) include, but are not limited to, statements regarding future sales and operating results, future prospects, anticipated benefits of proposed (or future) acquisitions and new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. We make certain assumptions when making forward-looking statements, any of which could prove inaccurate, including, but not limited to, statements about our future operating results and business plans. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. Furthermore, the inclusion of forward-looking information should not be regarded as a representation by the Company or any other person that future events, plans or expectations contemplated by the Company will be achieved. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. The following important factors, among others, could affect future results and events, causing those results and events to differ materially from those expressed or implied in our forward-looking statements:

- *business conditions and growth or declines in our customers' industries, the electronic manufacturing services industry and the general economy;*
- *variability of our operating results;*
- *our dependence on a limited number of major customers;*
- *the potential consolidation of our customer base, and the potential movement by some of our customers of a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity;*
- *availability of components;*
- *our dependence on certain industries;*
- *our production levels are subject to the variability of customer requirements, including seasonal influences on the demand for certain end products;*
- *our substantial international operations, and the resulting risks related to our operating internationally;*
- *our ability to successfully negotiate definitive agreements and consummate acquisitions, and to integrate operations following the consummation of acquisitions;*
- *our ability to take advantage of our past, current and possible future restructuring efforts to improve utilization and realize savings and whether any such activity will adversely affect our cost structure, our ability to service customers and our labor relations;*
- *our ability to maintain our engineering, technological and manufacturing process expertise;*
- *the results of litigation related to our past stock option grants and any ramifications thereof;*
- *other economic, business and competitive factors affecting our customers, our industry and our business generally; and*
- *other factors that we may not have currently identified or quantified.*

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the

"Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections contained in this document. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

All forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this document and the documents that we incorporate by reference into this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

Item 1. *Business*

The Company

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production, product management and aftermarket services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. We serve our customers primarily with dedicated business units that combine highly automated, continuous flow manufacturing with advanced electronic design and design for manufacturability technologies. Based on revenue, net of estimated product return costs, ("net revenue") for the fiscal year ended August 31, 2009 our largest customers currently include Cisco Systems, Inc., EchoStar Corporation, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Nokia Corporation, Nokia Siemens Networks S.p.A., Pace plc, Research in Motion Limited and Royal Philips Electronics. For the fiscal year ended August 31, 2009, we had net revenues of approximately \$11.7 billion and a net loss of approximately \$1.2 billion (which included a non-cash goodwill impairment charge of \$1.0 billion for the fiscal year ended August 31, 2009).

We offer our customers electronics design, production, product management and aftermarket solutions that are responsive to their manufacturing needs. Our business units are capable of providing our customers with varying combinations of the following services:

- integrated design and engineering;
- component selection, sourcing and procurement;
- automated assembly;
- design and implementation of product testing;
- parallel global production;
- enclosure services;
- systems assembly, direct order fulfillment and configure to order; and
- aftermarket services.

We currently conduct our operations in facilities that are located in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Ukraine, the U.S. and Vietnam. Our global manufacturing production sites allow our customers to manufacture products simultaneously in the optimal locations for their products. Our services allow customers to improve supply-chain management, reduce inventory obsolescence, lower transportation costs and reduce product fulfillment time. We have identified our global presence as a key to assessing our business performance.

We manage our business and operations in three divisions — Consumer, Electronic Manufacturing Services ("EMS") and Aftermarket Services ("AMS"). We believe that these divisions provide cost-effective solutions for our customers by grouping business units with similar needs together into divisions, each with full accountability for design, operations, supply chain management and delivery. Our Consumer division has dedicated resources designed to meet the particular needs of the consumer products industry and focuses on cell phones and mobile products, televisions, set-top boxes and peripheral products such as printers. Our EMS division focuses on business sectors such as aerospace, automotive, computing, defense, industrial instrumentation, medical, networking, solar, storage and telecommunications businesses. Our AMS division provides warranty and repair services to customers in a broad range of industries, including certain of our manufacturing customers.

Our principal executive offices are located at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. We were incorporated in Delaware in 1992. Our website is located at http://www.jabil.com. Through a link on the "Investors" section of our website, we make available the following financial filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All such filings are available free of charge. Information contained in our website, whether currently posted or posted in the future, is not a part of this document or the documents incorporated by reference in this document.

Industry Background

The industry in which we operate is composed of companies that provide a range of manufacturing and design services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990's as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies turned to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. After several years of growth, our net revenues for fiscal year 2009 declined by approximately 8.6% to $11.7 billion as compared to $12.8 billion for fiscal year 2008. This decline was largely the result of a deteriorating macro-economic environment within this past year which resulted in illiquidity in the overall credit markets and a significant economic downturn in the North American, European and Asian markets. Though significant uncertainty remains regarding the extent and timing of the economic recovery, we are beginning to see signs of stabilization as the overall credit markets have significantly improved and it appears that the global economic stimulus programs put in place are starting to have a positive impact, particularly in China. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change. Such economic conditions led us to implement the 2009 Restructuring Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges" and Note 10 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements for further discussion of the 2009 Restructuring Plan. Also, as a result of recent economic conditions, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. This movement, and possible future movements, may negatively impact our results of operations. Over the longer term, factors driving companies to favor outsourcing include:

- ***Reduced Product Cost.*** Manufacturing service providers are able to manufacture products at a reduced total cost to companies. These cost advantages result from higher utilization of capacity because of diversified product demand and, typically, a higher sensitivity to elements of cost.

- ***Accelerated Product Time-to-Market and Time-to-Volume.*** Manufacturing service providers are often able to deliver accelerated production start-ups and achieve high efficiencies in transferring new products into production. Providers are also able to more rapidly scale production for changing markets and to position themselves in global locations that serve the leading world markets. With increasingly shorter product life cycles, these key services allow new products to be sold in the marketplace in an accelerated time frame.

- ***Access to Advanced Design and Manufacturing Technologies.*** Customers gain access to additional advanced technologies in manufacturing processes, as well as product and production design. Product and production design services may offer customers significant improvements in the performance, cost, time-to-market and manufacturability of their products.

- ***Improved Inventory Management and Purchasing Power.*** Manufacturing service providers are able to manage both procurement and inventory, and have demonstrated proficiency in purchasing components at improved pricing due to the scale of their operations and continuous interaction with the materials marketplace.

- ***Reduced Capital Investment in Manufacturing.*** Companies are increasingly seeking to lower their investment in inventory, facilities and equipment used in manufacturing in order to allocate capital to other activities such as sales and marketing and research and development ("R&D"). This shift in capital deployment has placed a greater emphasis on outsourcing to external manufacturing specialists.

Our Strategy

We are focused on expanding our position as one of the leading providers of worldwide electronics design, production, product management and aftermarket services. To achieve this objective, we continue to pursue the following strategies:

- ***Establish and Maintain Long-Term Customer Relationships.*** Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. Over the past several years, we have made concentrated efforts to diversify our industry sectors and customer base. As a result of these efforts, we have experienced business growth from existing customers and from new customers. Additionally, our acquisitions have contributed to our business growth. We focus on maintaining long-term relationships with our customers and seek to expand these relationships to include additional product lines and services. In addition, we have a focused effort to identify and develop relationships with new customers who meet our profile.

- ***Utilize Business Units.*** Each of our business units is dedicated to one customer and operates with a high level of autonomy, primarily utilizing dedicated production equipment, production workers, supervisors, buyers, planners, and engineers. We believe our customer centric business units promote increased responsiveness to our customers' needs, particularly as a customer relationship grows to multiple production locations.

- ***Expand Parallel Global Production.*** Our ability to produce the same product on a global scale is a significant requirement of our customers. We believe that parallel global production is a key strategy to reduce obsolescence risk and secure the lowest landed costs while simultaneously supplying products of equivalent or comparable quality throughout the world. Consistent with this strategy, we have established or acquired operations in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Turkey, Ukraine and Vietnam to increase our European, Asian and Latin American presence.

- ***Offer Systems Assembly, Direct-Order Fulfillment and Configure-to-Order Services.*** Our systems assembly, direct-order fulfillment and configure-to-order services allow our customers to reduce product cost and risk of product obsolescence by reducing total work-in-process and finished goods inventory. These services are available at all of our manufacturing locations.

- ***Offer Design and Aftermarket Services.*** We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers by allowing them the flexibility to utilize complementary design services to achieve improvements in performance, cost, time-to-market and manufacturability, as well as to help develop relationships with new customers. We also offer aftermarket services from strategic hub locations. Our aftermarket service centers allow us to provide service to our customers' products following completion of the traditional manufacturing and fulfillment process.

- ***Pursue Selective Acquisition Opportunities.*** While some of our customers have recently moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity, we believe that the longer-term, stronger trend has been for companies to divest internal manufacturing operations to manufacturing providers such as Jabil. In many of these situations, companies enter into a customer relationship with the manufacturing provider that acquires the operations. More recently, our acquisition strategy has expanded beyond focusing on acquisition opportunities presented by companies divesting internal manufacturing operations, but also pursuing manufacturing, aftermarket services and/or design operations and other acquisition opportunities complementary to our services offerings. The primary goal of our acquisition strategy is to complement our geographic footprint and diversify our business into new industry sectors and with new customers, and to expand the scope of the services we can offer to our customers. As the scope of our acquisition opportunities expands, the risks associated with our acquisitions expand as well, both in terms of the amount of risk we face and the scope of such risks. See "Risk Factors — We may not achieve expected profitability from our acquisitions."

Our Approach to Manufacturing

In order to achieve high levels of manufacturing performance, we have adopted the following approaches:

- ***Business Units.*** Each of our business units is dedicated to one customer and is empowered to formulate strategies tailored to individual customer needs. Each business unit has dedicated production lines consisting of equipment, production workers, supervisors, buyers, planners and engineers. Under certain circumstances, a production line may include more than one business unit in order to maximize resource utilization. Business units have direct responsibility for manufacturing results and time-to-volume production, promoting a sense of individual commitment and ownership. The business unit approach is modular and enables us to grow incrementally without disrupting the operations of other business units.

- ***Business Unit Management.*** Our Business Unit Managers coordinate all financial, manufacturing and engineering commitments for each of our customers at a particular manufacturing facility. Our Business Unit Directors oversee local Business Unit Managers and coordinate worldwide financial, manufacturing and engineering commitments for each of our customers that have global production requirements. Jabil's Business Unit Management has the authority (within high-level parameters set by executive management) to develop customer relationships, make design strategy decisions and production commitments, establish pricing, and implement production and electronic design changes. Business Unit Managers and Directors are also responsible for assisting customers with strategic planning for future products, including developing cost and technology goals. These Managers and Directors operate autonomously with responsibility for the development of customer relationships and direct profit and loss accountability for business unit performance.

- ***Automated Continuous Flow.*** We use a highly automated, continuous flow approach where different pieces of equipment are joined directly or by conveyor to create an in-line assembly process. This process is in contrast to a batch approach, where individual pieces of assembly equipment are operated as freestanding work-centers. The elimination of waiting time prior to sequential operations results in faster manufacturing, which improves production efficiencies and quality control, and reduces inventory work-in-process. Continuous flow manufacturing provides cost reductions and quality improvement when applied to volume manufacturing.

- ***Computer Integration.*** We support all aspects of our manufacturing activities with advanced computerized control and monitoring systems. Component inspection and vendor quality are monitored electronically in real-time. Materials planning, purchasing, stockroom and shop floor control systems are supported through a computerized Manufacturing Resource Planning system, providing customers with a continuous ability to monitor material availability and track work-in-process on a real-time basis. Manufacturing processes are supported by a real-time, computerized statistical process control system, whereby customers can remotely access our computer systems to monitor real-time yields, inventory positions, work-in-process status and vendor quality data. See "Technology" and "Risk Factors — Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs."

- ***Supply Chain Management.*** We make available an electronic commerce system/electronic data interchange and web-based tools for our customers and suppliers to implement a variety of supply chain management programs. Most of our customers utilize these tools to share demand and product forecasts and deliver purchase orders. We use these tools with most of our suppliers for just-in-time delivery, supplier-managed inventory and consigned supplier-managed inventory.

Our Design Services

We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers and to help develop relationships with new customers. We offer the following design services:

- ***Electronic Design.*** Our electronic design team provides electronic circuit design services, including application-specific integrated circuit design and firmware development. These services have been used to develop a variety of circuit designs for cellular telephone accessories, notebook and personal computers, servers, radio frequency products, video set-top boxes, optical communications products, personal digital assistants, communication broadband products, and automotive and consumer appliance controls.

- ***Industrial Design Services.*** Our industrial design team assists in designing the "look and feel" of the plastic and metal enclosures that house printed circuit board assemblies ("PCBA") and systems.

- ***Mechanical Design.*** Our mechanical engineering design team specializes in three-dimensional design and analysis of electronic and optical assemblies using state of the art modeling and analytical tools. The mechanical team has extended Jabil's product offering capabilities to include all aspects of industrial design, advance mechanism development and tooling management.

- ***Computer-Assisted Design.*** Our computer-assisted design ("CAD") team provides PCBA design services using advanced CAD/computer-assisted engineering tools, PCBA design testing and verification services, and other consulting services, which include the generation of a bill of materials, approved vendor list and assembly equipment configuration for a particular PCBA design. We believe that our CAD services result in PCBA designs that are optimized for manufacturability and cost, and accelerate the time-to-market and time-to-volume production.

- ***Product Validation.*** Our product validation team provides complete product and process validation. This includes system test, product safety, regulatory compliance and reliability.

- ***Product Solutions.*** Our product solutions efforts are focused on providing system-based solutions to engineering problems and challenges on the design of new technologies and concepts in specific growth areas as a means of expanding our customer relationships.

Our design centers are located in: Vienna, Austria; Hasselt, Belgium; Beijing and Shanghai, China; Colorado Springs, Colorado; St. Petersburg, Florida; Jena, Germany; Tokyo, Japan; Auburn Hills, Michigan; and Hsinchu, Taichung and Taipei, Taiwan. Our teams are strategically staffed to support Jabil customers for all development projects, including turnkey system design and design for manufacturing activities. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

We are exposed to different or greater potential liabilities from our design services than those we face from our regular manufacturing services. See "Risk Factors — Our design services offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services."

Our Systems Assembly, Test, Direct-Order Fulfillment and Configure-to-Order Services

We offer systems assembly, test, direct-order fulfillment and configure-to-order services to our customers. Our systems assembly services extend our range of assembly activities to include assembly of higher-level sub-systems and systems incorporating multiple PCBAs. We maintain systems assembly capacity to meet the increasing demands of our customers. In addition, we provide testing services, based on quality assurance programs developed with our customers, of the PCBAs, sub-systems and systems products that we manufacture. Our quality assurance programs include circuit testing under various environmental conditions to try to ensure that our products meet or exceed required customer specifications. We also offer direct-order fulfillment and configure-to-order services for delivery of final products we assemble for our customers.

Our Aftermarket Services

As an extension of our manufacturing model and an enhancement to our total global solution, we offer aftermarket services from strategic hub locations. Jabil aftermarket service centers provide warranty and repair services to certain of our manufacturing customers but primarily to other customers. We have the ability to service our customers' products following completion of the traditional manufacturing and fulfillment process.

Our aftermarket service centers are located in: Shanghai, Suzhou, China; Coventry, England; St. Petersburg, Florida; Szombathely, Hungary; Louisville, Kentucky; Penang, Malaysia; Chihuahua and Reynosa, Mexico; Amsterdam, The Netherlands; Bydgozcz, Poland; Memphis, Tennessee; and Round Rock and McAllen, Texas.

Technology

We believe that our manufacturing and testing technologies are among the most advanced in the industry. Through our R&D efforts, we intend to continue to offer our customers among the most advanced highly automated, continuous flow manufacturing process technologies. These technologies include surface mount technology, high-density ball grid array, chip scale packages, flip chip/direct chip attach, advanced chip-on-board, thin substrate processes, reflow solder of mixed technology circuit boards, lead-free processing, densification, and other testing and emerging interconnect technologies. In addition to our R&D activities, we are continuously making refinements to our existing manufacturing processes in connection with providing manufacturing services to our customers. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

Research and Development

To meet our customers' increasingly sophisticated needs, we continually engage in research and product design activities. These activities include electronic design, mechanical design, software design, system level design, product validation, and other design related activities necessary to manufacture our customers' products in the most cost-effective and reliable manner. We are engaged in advanced research and platform designs for products including: cell phone products, wireless and broadband access products, server and storage products, set-top and digital home products, optical projection, and printing products. These activities focus on assisting our customers in product creation and manufacturing solutions. For fiscal years 2009, 2008 and 2007, we expended \$27.3 million, \$33.0 million and \$36.4 million, respectively, on R&D activities.

Financial Information about Business Segments

We derive revenue from providing comprehensive electronics design, production, product management and aftermarket services. Management evaluates performance and allocates resources on a divisional basis for manufacturing and service operating segments. Accordingly, our reportable operating segments consist of three segments — Consumer, EMS, and AMS — to reflect how we manage our business. See Note 13 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Customers and Marketing

Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with the size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. A small number of customers and significant industry sectors have historically comprised a major portion of our net revenue. The table below sets forth the respective portion of net revenue for the applicable period attributable to our customers who individually accounted for approximately 10% or more of our net revenue in any respective period:

	Fiscal Year Ended August 31,		
	2009	2008	2007
Cisco Systems, Inc.	13%	16%	15%
Research in Motion Limited	12%	*	*
Nokia Corporation	*	*	13%
Hewlett-Packard Company	*	11%	*

* less than 10% of net revenue

Our net revenue was distributed over the following significant industry sectors for the periods indicated:

	Fiscal Year Ended August 31,		
	2009	2008	2007
EMS			
Automotive	3%	4%	5%
Computing and storage	11%	13%	11%
Instrumentation and medical	19%	18%	19%
Networking	17%	21%	20%
Telecommunications	6%	6%	5%
Other	2%	2%	2%
Total EMS	58%	64%	62%
Consumer			
Display	4%	7%	8%
Mobility	20%	12%	16%
Peripherals	12%	12%	10%
Total Consumer	36%	31%	34%
Total AMS	6%	5%	4%
Total	100%	100%	100%

In fiscal year 2009, our five largest customers accounted for approximately 43% of our net revenue and 50 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Consolidation in industries that utilize electronics components may adversely affect our business" and Note 13 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

We have made concentrated efforts to diversify our industry sectors and customer base, including but not limited to increasing our net revenue in the instrumentation and medical sector, through acquisitions and organic growth. Our Business Unit Managers and Directors, supported by executive management, work to expand existing customer relationships through the addition of product lines and services. These individuals also identify and attempt to develop relationships with new customers who meet our profile. This profile includes financial stability, need for technology-driven turnkey manufacturing, anticipated unit volume and long-term relationship stability. Unlike traditional sales managers, our Business Unit Managers and Directors are responsible for ongoing management of production for their customers.

On September 24, 2009, we entered into an agreement with an unrelated third-party to sell the operations of Jabil Circuit Automotive, SAS, an automotive electronics manufacturing subsidiary located in Western Europe. Pending country-specific regulatory approvals and other closing conditions, we expect to finalize this transaction in the first quarter of fiscal year 2010 and currently anticipate recognizing an estimated loss on disposal in our Consolidated Statement of Operations of approximately $15.0 to $25.0 million, including approximately $4.0 million in transaction related fees to be settled in cash.

International Operations

A key element of our strategy is to provide localized production of global products for leading companies in the major consuming regions of the Americas, Europe and Asia. Consistent with this strategy, we have established or acquired manufacturing, design and/or aftermarket service facilities in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Ukraine and Vietnam.

Our European facilities provide European and multinational customers with design, manufacturing and aftermarket services to satisfy their local market consumption requirements.

Our Asian facilities enable us to provide local manufacturing and design services and a more competitive cost structure in the Asian market; and serve as a low cost manufacturing source for new and existing customers in the global market.

Our Latin American facilities located in Mexico enable us to provide a low cost manufacturing source for new and existing customers principally in the U.S. marketplace. Our Latin American facilities located in Brazil provide customers with manufacturing services to satisfy their local market consumption requirements.

See "Risk Factors — We derive a substantial portion of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, recent consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than us.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. Recently, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who: (i) have greater direct buying power from component suppliers, distributors and raw material suppliers; (ii) have lower cost structures as a result of their geographic location or the services they provide or (iii) are willing to make sales or provide services at lower margins than us. As a result, competitors may procure a competitive advantage and obtain business from our customers. In addition, our manufacturing processes are generally not subject to significant proprietary protection. Also, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and/or improved pricing. Any of these developments could cause a decline in sales, loss of market acceptance of our products or services, profit margin compression or loss of market share. See "Risk Factors — We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally."

Backlog

Our order backlog at August 31, 2009 was valued at approximately $2.2 billion, compared to approximately $3.7 billion at August 31, 2008. Although our backlog consists of firm purchase orders, the level of backlog at any particular time is not necessarily indicative of future sales. Given the nature of our relationships with our customers, we frequently allow our customers to cancel or reschedule deliveries, and therefore, backlog is not a meaningful indicator of future financial results. Although we may seek to negotiate fees to cover the costs of such cancellations or rescheduling, we may not always be successful in such negotiations. See "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and achieve maximum efficiency of our manufacturing capacity."

Seasonality

Production levels for our Consumer division are subject to seasonal influences. We may realize greater net revenue during our first fiscal quarter due to higher demand for consumer products during the holiday selling season.

Components Procurement

We procure components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products we manufacture require one or more components that are available from only a single source. Some of these components are allocated from time to time in response to supply shortages. We attempt to ensure continuity of supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production to meet the anticipated availability of the critical component. In some cases, supply shortages may substantially curtail production of assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components, particularly of semiconductor products. Such shortages have produced insignificant levels of short-term interruption of our operations, but we cannot assure you that such shortages, if any, will not have a material adverse effect on our results of operations in the future. In order to reduce their expenses during the current recessionary conditions, a number of our customers and other companies in the industries that we serve have allowed their inventories to decrease significantly over the past several quarters. If, in preparation for increased demand from their customers, these businesses increase their orders in an attempt to replenish their inventories, the result could be significant industry-wide shortages of electronic components. See "Risk Factors — We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits."

Proprietary Rights

We regard certain of our manufacturing processes and electronic designs as proprietary intellectual property. To protect our proprietary rights, we rely largely upon a combination of trade secret laws; non-disclosure agreements with our customers, employees, and suppliers; our internal security systems; confidentiality procedures and employee confidentiality agreements. Although we take steps to protect our intellectual property, misappropriation may still occur. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively modest number of solely owned and jointly held patents in various technology areas, and we believe that our evolving business practices and industry trends may result in continued growth of our patent portfolio and its importance to us, particularly as we expand our business activities. Other important factors include the knowledge and experience of our management and personnel and our ability to develop, enhance and market manufacturing services.

We license some technology and intellectual property rights from third parties that we use in providing manufacturing and design services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology and intellectual property rights grant us non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by us.

We believe that our electronic designs and manufacturing processes do not infringe on the proprietary rights of third parties. However, if third parties assert valid infringement claims against us with respect to past, current or future designs or processes, we could be required to enter into an expensive royalty arrangement, develop non-infringing designs or processes and discontinue use of the infringing design or processes, or engage in costly litigation. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise; Our regular manufacturing process and services may result in exposure to intellectual property infringements and other claims; The success of our turnkey solution activities depends in part on our ability to obtain, protect, and leverage intellectual property rights to our designs; and Intellectual property infringement claims against our customers or us could harm our business."

Employees

As of October 12, 2009 and October 13, 2008, we had approximately 61,000 full-time employees. None of our domestic employees are represented by a labor union. In certain international locations, our employees are represented by labor unions and by works councils. We have never experienced a significant work stoppage or strike and we believe that our employee relations are good.

Geographic Information

The information regarding net revenue and long-lived assets set forth in Note 13 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements, is hereby incorporated by reference into this Part I, Item 1.

Environmental

We are subject to a variety of federal, state, local and foreign environmental, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those requiring design changes or conformity assessments or those relating to the recycling of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to future liabilities, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our procurement and inventory management activities. See "Risk Factors — Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could cause us significant expense."

Executive Officers of the Registrant

Executive officers are appointed by the Board of Directors and serve at the discretion of the Board. Each executive officer is a full-time employee of Jabil. There are no family relationships among our executive officers and directors. There are no arrangements or understandings between any of our executive officers and any other persons pursuant to which any of such executive officers were selected.

Forbes I.J. Alexander (age 49) was named Chief Financial Officer in September 2004. Mr. Alexander joined Jabil in 1993 as Controller of Jabil's Scottish operation and was promoted to Assistant Treasurer in April 1996.

Mr. Alexander was Treasurer from November 1996 to August 2004. Prior to joining Jabil, Mr. Alexander was Financial Controller of Tandy Electronics European Manufacturing Operations in Scotland and has held various financial positions with Hewlett Packard and Apollo Computer. Mr. Alexander is a Fellow of the Institute of Chartered Management Accountants. He holds a B.A. in Accounting from the University of Abertay Dundee, formerly Dundee College of Technology, Scotland.

Sergio Cadavid (age 53) joined Jabil as Treasurer in June 2006. Prior to joining Jabil, Mr. Cadavid was Assistant Treasurer — Director Global Enterprise Risk Management for Owens-Illinois, Inc. in Toledo, Ohio. Mr. Cadavid joined Owens — Illinois, Inc. in 1988 and held various financial positions in the U.S., Italy and Colombia. He has also held various positions with The Quaker Oats Company, Arthur Andersen & Co. and J.M. Family Enterprises, Inc. He holds an M.B.A. from the University of Florida and a B.B.A. from Florida International University.

Meheryar "Mike" Dastoor (age 44) was named Controller in June 2004. Mr. Dastoor joined Jabil in 2000 as Regional Controller — Asia Pacific. Prior to joining Jabil, Mr. Dastoor was a Regional Financial Controller for Inchcape PLC. Mr. Dastoor joined Inchcape in 1993. He holds a degree in Finance and Accounting from the University of Bombay. Mr. Dastoor is a Chartered Accountant from the Institute of Chartered Accountants in England and Wales.

John Lovato (age 49) was named Executive Vice President, Chief Executive Officer, Consumer Division in September 2007. Mr. Lovato joined Jabil in 1990 as Business Unit Manager, and has also served as General Manager of Jabil's California operation. Mr. Lovato was named Vice President, Global Business Units in 1999 and then Senior Vice President, Business Development in November 2002. Most recently Mr. Lovato served as Senior Vice President, Europe from September 2004 to September 2007. Before joining Jabil, Mr. Lovato held various positions at Texas Instruments. He holds a B.S. in Electronics Engineering from McMaster University in Ontario, Canada.

Timothy L. Main (age 52) has served as Chief Executive Officer of Jabil since September 2000, as President since January 1999 and as a director since October 1999. He joined Jabil in April 1987 as a Production Control Manager, was promoted to Operations Manager in September 1987, to Project Manager in July 1989, to Vice President Business Development in May 1991, and to Senior Vice President, Business Development in August 1996. Prior to joining Jabil, Mr. Main was a commercial lending officer, international division for the National Bank of Detroit. He holds a B.S. from Michigan State University and Master of International Management from the American Graduate School of International Management (Thunderbird).

Mark Mondello (age 45) was promoted to Chief Operating Officer in November 2002. Mr. Mondello joined Jabil in 1992 as Production Line Supervisor and was promoted to Project Manager in 1993. Mr. Mondello was named Vice President, Business Development in 1997 and served as Senior Vice President, Business Development from January 1999 through November 2002. Prior to joining Jabil, Mr. Mondello served as project manager on commercial and defense-related aerospace programs for Moog, Inc. He holds a B.S. in Mechanical Engineering from the University of South Florida.

William D. Muir, Jr. (age 41) was named Executive Vice President, Chief Executive Officer, EMS Division in September 2007. Mr. Muir joined Jabil in 1992 as a Quality Engineer and has served in management positions including Senior Director of Operations for Florida, Michigan, Guadalajara, and Chihuahua; was promoted to Vice President, Operations-Americas in February 2001 and was named Vice President, Global Business Units in November 2002. Mr. Muir recently served as Senior Vice President, Regional President — Asia from September 2004 to September 2007. He holds a Bachelor's degree in Industrial Engineering and an MBA, both from the University of Florida.

Robert L. Paver (age 53) joined Jabil as General Counsel and Corporate Secretary in 1997. Prior to working for Jabil, Mr. Paver was a partner with the law firm of Holland & Knight in St. Petersburg, Florida. Mr. Paver served as an adjunct professor of law at Stetson University College of Law. He holds a B.A. from the University of Florida and a J.D. from Stetson University College of Law.

Item 1A. Risk Factors

As referenced, this Annual Report on Form 10-K includes certain forward-looking statements regarding various matters. The ultimate correctness of those forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied by those statements. Undue reliance should not be placed on those forward-looking statements. The following important factors, among others, as well as those factors set forth in our other SEC filings from time to time, could affect future results and events, causing results and events to differ materially from those expressed or implied in our forward-looking statements.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our annual and quarterly operating results are affected by a number of factors, including:

- adverse changes in current macro-economic conditions, both in the U.S. and internationally;
- the level and timing of customer orders;
- the level of capacity utilization of our manufacturing facilities and associated fixed costs;
- the composition of the costs of revenue between materials, labor and manufacturing overhead;
- price competition;
- changes in demand for our products or services;
- changes in demand in our customers' end markets;
- our exposure to financially troubled customers;
- our level of experience in manufacturing a particular product;
- the degree of automation used in our assembly process;
- the efficiencies achieved in managing inventories and fixed assets;
- fluctuations in materials costs and availability of materials;
- adverse changes in political conditions, both in the U.S. and internationally, including among other things, adverse changes in tax laws and rates, adverse changes in trade policies and adverse changes in fiscal and monetary policies;
- seasonality in customers' product requirements; and
- the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

The volume and timing of orders placed by our customers vary due to variation in demand for our customers' products; our customers' attempts to manage their inventory; electronic design changes; changes in our customers' manufacturing strategies; and acquisitions of or consolidations among our customers. In addition, our Consumer division and the automotive industry sector of our EMS division are subject to seasonal influences. We may realize greater revenue during our first fiscal quarter due to high demand for consumer products during the holiday selling season. In the past, changes in customer orders that reduce net revenue have had a significant effect on our results of operations as a result of our overhead remaining relatively fixed while our net revenue decreased. Any one or a combination of these factors could adversely affect our annual and quarterly results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations."

Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue.

For the fiscal year ended August 31, 2009, our five largest customers accounted for approximately 43% of our net revenue and our top 50 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. If any of our customers experience a decline in the demand for their products due to economic or other forces, they may reduce their purchases from us or terminate their relationship with us. Our customers' industries have experienced rapid technological change, shortening of product life cycles, consolidation, and pricing and margin pressures. Consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. A significant reduction in sales to any of our customers or a customer exerting significant pricing and margin pressures on us could have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of design, production, product management or aftermarket services ordered from us, including moving a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

Our industry's revenue declined in mid-2001 as a result of significant cut backs in customer production requirements, which was consistent with the downturn in the technology sector. Another significant decline has recently occurred as consumers and businesses have postponed spending in response to tighter credit, negative financial news, declines in income or asset values or general uncertainty about global economic conditions. These economic conditions have had a negative impact on our results of operations during fiscal year 2009, and may continue to have a negative impact. In addition, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity and are expected to continue to have a negative impact on our operations over at least the next several fiscal quarters. We cannot assure you that present or future customers will not terminate their design, production, product management and aftermarket services arrangements with us or significantly change, reduce or delay the amount of services ordered from us. If they do, it could have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing design, production, product management and aftermarket services to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: a decline in revenue, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in trade accounts receivable.

Certain of the industries to which we provide services, including the automobile industry, have recently experienced significant financial difficulty, with some of the participants filing for bankruptcy. Such significant financial difficulty has negatively affected our business and, if further experienced by one or more of our customers, may further negatively affect our business due to the decreased demand of these financially distressed customers, the potential inability of these companies to make full payment on amounts owed to us, or both. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors — We face certain risks in collecting our trade accounts receivable."

Consolidation in industries that utilize electronics components may adversely affect our business.

Consolidation in industries that utilize electronics components may further increase as companies combine to achieve further economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may increase pricing and competitive pressures for our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services and has its own production facilities or relies on another provider of similar services, we may lose that customer's business. Such consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business.

Our customers face numerous competitive challenges, such as decreasing demand from their customers, rapid technological change and short life cycles for their products, which may materially adversely affect their business, and also ours.

Factors affecting the industries that utilize electronics components in general, and our customers specifically, could seriously harm our customers and, as a result, us. These factors include:

- recessionary periods in our customers' markets;
- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which result in short product life cycles;
- the inability of our customers to develop and market their products, some of which are new and untested;
- the potential that our customers' products may become obsolete;
- the failure of our customers' products to gain widespread commercial acceptance;
- increased competition among our customers and their respective competitors which may result in a loss of business, or a reduction in pricing power, for our customers; and
- new product offerings by our customers' competitors may prove to be more successful than our customers' product offerings.

If our customers are unsuccessful in addressing these competitive challenges, or any others that they may face, then their business may be materially adversely affected, and as a result, the demand for our services could decline. Even if our customers are successful in responding to these challenges, their responses may have consequences which affect our business relationships with our customers (and possibly our results of operations) by altering our production cycles and inventory management.

The success of our business is dependent on both our ability to independently keep pace with technological changes and competitive conditions in our industry, and also our ability to effectively adapt our services in response to our customers keeping pace with technological changes and competitive conditions in their respective industries.

If we are unable to offer technologically advanced, cost effective, quick response manufacturing services, demand for our services will decline. In addition, if we are unable to offer services in response to our customers' changing requirements, then demand for our services will also decline. A substantial portion of our net revenue is derived from our offering of complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net revenue may significantly decline.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and achieve maximum efficiency of our manufacturing capacity.

The volume and timing of sales to our customers may vary due to:

- variation in demand for our customers' products;
- our customers' attempts to manage their inventory;
- electronic design changes;
- changes in our customers' manufacturing strategy; and
- acquisitions of or consolidations among customers.

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers. Anticipated orders from many of our customers have, in the past, failed to materialize or delivery schedules have been deferred as a result of changes in our customers' business needs, thereby adversely affecting our results of operations. On other occasions, our customers have required rapid increases in production, which have placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past, including the most recent several fiscal quarters, and we may experience such effects in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition to our difficulty in forecasting customer orders, we sometimes experience difficulty forecasting the timing of our receipt of revenue and earnings following commencement of manufacturing an additional product for new or existing customers. The necessary process to begin this commencement of manufacturing can take from several months to more than a year before production begins. Delays in the completion of this process can delay the timing of our sales and related earnings. In addition, because we make capital expenditures during this ramping process and do not typically recognize revenue until after we produce and ship the customer's products, any delays or excess costs in the ramping process may have a significant adverse effect on our cash flows.

Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy.

Our industry must provide increasingly rapid product turnaround for its customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers have previously cancelled their orders, changed production quantities, delayed production and changed their sourcing strategy for a number of reasons, and may do one or more of these in the future. Such changes, delays and cancellations have led to, and may lead in the future to a decline in our production and our possession of excess or obsolete inventory which we may not be able to sell to the customer or a third party. This has resulted in, and could result in future additional, write downs of inventories that have become obsolete or exceed anticipated demand or net realizable value.

The success of our customers' products in the market affects our business. Cancellations, reductions, delays or changes in sourcing strategy by a significant customer or by a group of customers have negatively impacted, and could further negatively impact in the future, our operating results by reducing the number of products that we sell, delaying the payment to us for inventory that we purchased and reducing the use of our manufacturing facilities which have associated fixed costs not dependent on our level of revenue.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of customer requirements. The short-term nature of our customers' commitments, their uncertainty about future economic conditions, and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. In addition, uncertainty about future economic conditions makes it difficult to forecast operating results and make production planning decisions about future periods.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross profits and operating results.

Customer relationships with emerging companies may present more risks than with established companies.

Customer relationships with emerging companies present special risks because such companies do not have an extensive product history. As a result, there is less demonstration of market acceptance of their products making it harder for us to anticipate needs and requirements than with established customers. In addition, due to the current economic environment, additional funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we planned or we previously experienced. This tightening of financing for start-up customers, together with many start-up customers' lack of prior operations and unproven product markets increase our credit risk, especially in trade accounts receivable and inventories. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. This risk exists for any new emerging company customers in the future.

We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally.

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, consolidation in our industry results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than us. These competitors may:

- respond more quickly to new or emerging technologies;
- have greater name recognition, critical mass and geographic market presence;
- be better able to take advantage of acquisition opportunities;
- adapt more quickly to changes in customer requirements;
- devote greater resources to the development, promotion and sale of their services;
- be better positioned to compete on price for their services, as a result of any combination of lower labor costs, lower components costs, lower facilities costs or lower operating costs; and
- be better able to utilize excess capacity which may reduce the cost of their product or service.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. Recently, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures as a result of their geographic location or the services they provide or who are willing to make sales or provide services at lower margins than us. As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in sales, loss of market acceptance of our products or services, profit margin compression or loss of market share.

The gross domestic product for the U.S., Europe and certain countries in Asia has declined, indicating that many of these countries' economies, including the U.S. economy, are in a recession.

There was an erosion of global consumer confidence amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. These concerns have slowed global economic growth and have resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. The recent economic conditions have had a negative impact on our results of operations during fiscal year 2009 due to reduced customer demand. Though we are starting to see signs of an economic stabilization, if such stabilization and subsequent recovery do not occur, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, increased pricing pressures, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Thus, these economic conditions could negatively impact our visibility of customer demand, our ability to effectively manage inventory levels and collect receivables, and increase our need for cash, and have decreased our net revenue and profitability and negatively impacted the value of certain of our properties and other assets. Depending on the length of time that these conditions exist, they may cause future additional negative effects, including some of those listed above.

The financial markets have recently experienced significant turmoil, which may adversely affect financial arrangements we may need to enter into, refinance or repay.

The credit market turmoil could negatively impact the counterparties to our interest rate swap agreements, forward exchange contracts and securitization programs; our lenders under the Credit Facility; and our lenders under various foreign subsidiary credit facilities. These potential negative impacts could potentially limit our ability to borrow under these financing agreements, contracts, facilities and programs. In addition, if we attempt to obtain future additional financing, such as renewing or refinancing our $250.0 million U.S. asset-backed securitization program expiring on March 17, 2010 or our $200.0 million foreign asset-backed securitization program expiring on March 18, 2010, the credit market turmoil could negatively impact our ability to obtain such financing. Finally, the credit market turmoil has negatively impacted certain of our customers, especially those in the automotive industry, and certain of their customers. These impacts could have several consequences which could have a negative effect on our results of operations, including one or more of the following: a negative impact on our liquidity; a decrease in demand for our products; a decrease in demand for our customers' products; and bad debt charges or inventory write-offs.

We are exposed to intangible asset risk; specifically, our goodwill may become further impaired.

We determined that goodwill related to the Consumer and EMS reporting units was impaired and recorded a non-cash goodwill impairment charge of $400.4 million for the Consumer reporting unit and a non-cash goodwill impairment charge of $622.4 million for the EMS reporting unit for the fiscal year ended August 31, 2009, respectively. We recorded impairment charges associated with goodwill for the Consumer reporting unit during the first and second quarters of fiscal year 2009. Additionally, we recorded an impairment charge for the EMS reporting unit based on a preliminary assessment which was determined in the second quarter of fiscal year 2009 and which was finalized in the third quarter of fiscal year 2009. At August 31, 2009, there was no goodwill recorded on the Consolidated Balance Sheets related to the Consumer or EMS reporting units and $25.1 million of goodwill recorded on the Consolidated Balance Sheets related to the AMS reporting unit. A further significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate or slower growth rates could result in the need to perform an impairment analysis under SFAS 142 in future periods. If we were to conclude that a future write down of our goodwill is necessary, then we would record the appropriate charge, which could result in material charges that are adverse to our operating results and financial position. See Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Long-Lived Assets."

The matters relating to the Special Committee's review of our historical stock option granting practices and the restatement of our Consolidated Financial Statements have resulted in litigation and regulatory inquiries and may result in future litigation, which could have a material adverse effect on us.

As described in Part I, Item 3 — "Legal Proceedings," we are involved in a putative shareholder class action in connection with certain historical stock option grants.

On May 3, 2006, in response to shareholder derivative actions that were filed in connection with certain historical stock option grants (which have since been settled and are no longer pending), the Board of Directors established an independent special Board Committee (the "Special Committee ") to conduct a review of the allegations of such actions and, more generally, our historical stock option granting practices during fiscal years 1996 through 2006. We cooperated fully with the Special Committee. The Special Committee concluded that the evidence did not support a finding of intentional manipulation of stock option grant pricing by any member of management. In addition, the Special Committee concluded that it was not in our best interests to pursue the derivative actions.

As a result of that review and management's undertaking of a separate review of our historical stock option grant practices, we identified a number of occasions in which stock option awards that were granted to officers, employees and a non-employee consultant director were not properly accounted for. To correct these accounting errors, we restated prior year and prior quarter Consolidated Financial Statements and disclosures in our Annual Report on Form 10-K for the fiscal year ended August 31, 2006. The review of our historical stock option granting practices and the resulting restatements, required us to incur substantial expenses for legal, accounting, tax and other professional services and diverted our management's attention from our business and could in the future adversely affect our business, financial condition, results of operations and cash flows.

Our historical stock option granting practices and the restatement of our prior financial statements exposed us to greater risks associated with litigation and regulatory proceedings. We cannot assure you that any determinations made in the current litigation or any future litigation or regulatory action will reach the same conclusions on these issues that we reached. The conduct and resolution of these matters may continue to be time consuming, expensive and distracting from the conduct of our business. Furthermore, if we are subject to adverse findings in any of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In May 2006, we received a subpoena from the U.S. Attorney's office for the Southern District of New York requesting certain stock option related material. Such information was subsequently provided and we did not hear further from such U.S. Attorney's office. In addition, on May 2, 2006, the Company was notified by the Staff of the SEC of an informal inquiry concerning the Company's stock option grant practices. The Company and its officers and directors fully cooperated with the SEC in the SEC's inquiry, and as previously disclosed in our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008, the Company received a letter from the SEC Division of Enforcement advising that the Division had completed its investigation and did not intend to recommend that the SEC take any enforcement action. We cannot, however, provide any assurances that the SEC will not re-open its informal inquiry. The investigations of the U.S. Attorney's office and the SEC (if it re-opens its informal inquiry) may look at the accuracy of the stated dates of our historical option grants, our disclosures regarding executive compensation, whether all proper corporate and other procedures were followed, whether our historical financial statements are materially accurate and other issues. We cannot predict the outcome of those investigations. We cannot provide assurances that such investigations will not find inappropriate activity in connection with our historical stock option practices or result in further revising of our historical accounting associated with such stock option grant practices.

Our business could be adversely affected by any delays, or increased costs, resulting from issues that our common carriers are dealing with in transporting our materials, our products, or both.

We rely on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to a natural disaster, labor problem, increased energy prices or some other issue, could result in shipping delays, increased costs, or some other supply chain disruption, and could therefore have a material adverse effect on our operations.

We derive a substantial portion of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations.

We derived 83.8% of net revenue from international operations in fiscal year 2009 compared to 79.6% in fiscal year 2008. We currently expect our foreign source revenue to slightly increase as compared to current levels over the course of the next twelve months. At August 31, 2009, we operate outside the U.S. in Vienna, Austria; Hasselt, Belgium; Belo Horizonte, Manaus and Sorocaba, Brazil; Beijing, Huangpu, Nanjing, Shanghai, Shenzhen, Suzhou, Tianjin, Wuxi and Yantai, China; Coventry, England; Brest, Lunel and Meung-sur-Loire, France; Jena, Germany; Szombathely and Tiszaujvaros, Hungary; Pune, Mumbai and Ranjangaon, India; Dublin, Ireland; Cassina de Pecchi, Marcianise and Bergamo, Italy; Gotemba, Hachiouji and Tokyo, Japan; Penang, Malaysia; Chihuahua, Guadalajara and Reynosa, Mexico; Amsterdam and Eindhoven, The Netherlands; Bydgoszcz and Kwidzyn, Poland; Tver, Russia; Ayr and Livingston, Scotland; Singapore City, Singapore; Hsinchu, Taichung and Taipei, Taiwan; Ankara, Turkey; Uzhgorod, Ukraine and Ho Chi Minh City, Vietnam. We continually consider additional opportunities to make foreign acquisitions and construct new foreign facilities. Our international operations may be subject to a number of risks, including:

- difficulties in staffing and managing foreign operations;
- less flexible employee relationships which can be difficult and expensive to terminate;
- labor unrest;
- political and economic instability (including acts of terrorism and outbreaks of war);
- inadequate infrastructure for our operations (i.e. lack of adequate power, water, transportation and raw materials);
- health concerns (such as the recent swine flu outbreaks) and related government actions;
- coordinating our communications and logistics across geographic distances and multiple time zones;
- risk of governmental expropriation of our property;
- less favorable, or relatively undefined, intellectual property laws;
- unexpected changes in regulatory requirements and laws;
- longer customer payment cycles and difficulty collecting trade accounts receivable;
- export duties, import controls and trade barriers (including quotas);
- adverse trade policies, and adverse changes to any of the policies of either the U.S. or any of the foreign jurisdictions in which we operate;
- adverse changes in tax rates;
- adverse changes to the manner in which the U.S. taxes U.S.-based multinational companies;
- legal or political constraints on our ability to maintain or increase prices;
- governmental restrictions on the transfer of funds to us from our operations outside the U.S.;
- burdens of complying with a wide variety of labor practices and foreign laws, including those relating to export and import duties, environmental policies and privacy issues;
- fluctuations in currency exchange rates, which could affect local payroll, utility and other expenses;
- inability to utilize net operating losses incurred by our foreign operations against future income in the same jurisdiction; and
- economies that are emerging or developing , that may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks.

These factors may harm our results of operations, and any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenue is generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"). In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. laws and regulations. Although we have implemented policies and procedures designed to ensure compliance with the FCPA and similar laws, there can be no assurance that all of our employees, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

If we do not manage our growth effectively, our profitability could decline.

Areas of our business may experience periods of rapid growth which could place considerable additional demands upon our management team and our operational, financial and management information systems. Our ability to manage growth effectively will require us to continue to implement and improve these systems; avoid cost overruns; maintain customer, supplier and other favorable business relationships during possible transition periods; continue to develop the management skills of our managers and supervisors; and continue to train, motivate and manage our employees. Our failure to effectively manage growth could have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We may not achieve expected profitability from our acquisitions.

We cannot assure you that we will be able to successfully integrate the operations and management of our recent acquisitions. Similarly, we cannot assure you that we will be able to (1) identify future strategic acquisitions, (2) consummate these potential acquisitions on favorable terms, if at all, or (3) if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks, which could have a material adverse effect on us, including:

- Financial risks, such as (1) the payment of a purchase price that exceeds the future value that we may realize from the acquired operations and businesses; (2) an increase in our expenses and working capital requirements, which could reduce our return on invested capital; (3) potential known and unknown liabilities of the acquired businesses; (4) costs associated with integrating acquired operations and businesses; (5) the dilutive effect of the issuance of additional equity securities; (6) the incurrence of additional debt; (7) the financial impact of valuing goodwill and other intangible assets involved in any acquisitions, potential future impairment write-downs of goodwill and indefinite life intangibles and the amortization of other intangible assets; (8) possible adverse tax and accounting effects; and (9) the risk that we spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue or that we may have to close facilities at our cost.

- Operating risks, such as (1) the diversion of management's attention to the assimilation of the businesses to be acquired; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources; (4) the need to maintain customer, supplier or other favorable business relationships of acquired operations and restructure or terminate unfavorable relationships; (5) the potential for deficiencies in internal controls of the acquired operations; (6) we may not be able to attract and retain the employees necessary to support the acquired businesses; (7) unforeseen difficulties (including any unanticipated liabilities) in the acquired operations; and (8) the impact on us of any unionized work force we may acquire or any labor disruptions that might occur.

Most of our acquisitions involve operations outside of the U.S. which are subject to various risks including those described in "Risk Factors — We derive a substantial portion of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations."

We have acquired and may continue to pursue the acquisition of manufacturing and supply chain management operations from our customers (or potential customers). In these acquisitions, the divesting company will typically enter into a supply arrangement with the acquirer. Therefore, the competition for these acquisitions is intense. In addition, certain divesting companies may choose not to consummate these acquisitions with us because of our current supply arrangements with other companies or may require terms and conditions that may impact our profitability. If we are unable to attract and consummate some of these acquisition opportunities at favorable terms, our growth and profitability could be adversely impacted.

In addition to those risks listed above, arrangements entered into with these divesting companies typically involve certain other risks, including the following:

- The integration into our business of the acquired assets and facilities may be time-consuming and costly.
- We, rather than the divesting company, may bear the risk of excess capacity.
- We may not achieve anticipated cost reductions and efficiencies.
- We may be unable to meet the expectations of the divesting company as to volume, product quality, timeliness and cost reductions.
- If demand for the divesting company's products declines, it may reduce the volume of purchases and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other customers.

Our ability to achieve the expected benefits of the outsourcing opportunities associated with these acquisitions is subject to risks, including our ability to meet volume, product quality, timeliness and pricing requirements, and our ability to achieve the divesting company's expected cost reduction. In addition, when acquiring manufacturing operations, we may receive limited commitments to firm production schedules. Accordingly, in these circumstances, we may spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue. We may also not achieve expected profitability from these arrangements. As a result of these and other risks, these outsourcing opportunities may not be profitable.

We are expanding the primary scope of our acquisitions strategy beyond our customers and potential customers to include companies seeking to divest their internal manufacturing operations to manufacturing providers such as us. The amount and scope of the risks associated with acquisitions of this type extend beyond those that we have traditionally faced in making acquisitions. These extended risks include greater uncertainties in the financial benefits and potential liabilities associated with this expanded base of acquisitions.

We face risks arising from the restructuring of our operations.

Over the past few years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, closing facilities, reducing the level of staff, realigning our business processes and reorganizing our management.

We continuously evaluate our operations and cost structure relative to general economic conditions, market demands, cost competitiveness and our geographic footprint as it relates to our customers' production requirements. As a result of this ongoing evaluation, we have initiated the 2006 Restructuring Plan and the 2009 Restructuring Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges" and Note 10 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements for further details. If we incur restructuring charges related to the 2006 Restructuring Plan, the 2009 Restructuring Plan, or both, or in connection with any potential future restructuring program, in addition to those charges that we currently expect to incur, our financial condition and results of operations may suffer.

We expect that in the future we may continue to transfer certain of our operations to lower cost geographies, which may require us to take additional restructuring charges. Restructurings present significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, delays encountered in finalizing the scope of, and implementing, the restructurings (including extensive consultations concerning potential workforce reductions, particularly in locations outside of the U.S.), the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur. These risks are further complicated by our extensive international operations, which subject us to different legal and regulatory requirements that govern the extent, and the speed, of our ability to reduce our manufacturing capacity and workforce. In addition, the current global economic conditions may change how governments regulate restructuring as the global recession impacts local economies. Finally, we may have to obtain agreements from our affected customers for the re-location of our facilities in certain instances. Obtaining these agreements, along with the volatility in our customers' demand, can further delay restructuring activities.

We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits.

Substantially all of our net revenue is derived from turnkey manufacturing in which we provide materials procurement. While most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we may bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins. Almost all of the products we manufacture require one or more components that are available from only a single source. Some of these components are allocated from time to time in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. In addition, at various times industry-wide shortages of electronic components have occurred, particularly of semiconductor products. In the past, such circumstances have produced insignificant levels of short-term interruption of our operations, but could have a material adverse effect on our results of operations in the future. Also, our production of a customer's product could be negatively impacted by any quality or reliability issues with any of our component suppliers. Finally, the financial condition of our suppliers could affect their ability to supply us with components which could have a material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business — Components Procurement".

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified engineering and technical personnel;
- maintain technological leadership;
- develop and market manufacturing services that meet changing customer needs; and
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment, which could reduce our operating margins and our operating results. In facilities that we establish or acquire, we may not be able to maintain our engineering, technological and manufacturing process expertise. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise, could have a material adverse effect on our business.

If our manufacturing processes and services do not comply with applicable statutory and regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.

We manufacture and design products to our customers' specifications, and, in some cases, our manufacturing processes and facilities may need to comply with applicable statutory and regulatory requirements. For example, medical devices that we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them, are regulated by the Food and Drug Administration and non-U.S. counterparts of this agency. Similarly, items we manufacture for customers in the defense and aerospace industries, as well as the processes we use to produce them, are regulated by the Department of Defense and the Federal Aviation Authority. In addition, our customers' products and the manufacturing processes that we use to produce them often are highly complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the products that we manufacture or our manufacturing processes and facilities to comply with applicable statutory and regulatory requirements may subject us to legal fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a manufacturing process or facility. In addition, these defects may result in liability claims against us or expose us to liability to pay for the recall of a product. The magnitude of such claims may increase as we expand our medical, automotive and aerospace and defense manufacturing services, as defects in medical devices, automotive components and aerospace and defense systems could seriously harm or kill users of these products and others. Even if our customers are responsible for the defects, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

Our regular manufacturing processes and services may result in exposure to intellectual property infringement and other claims.

Providing manufacturing services can expose us to potential claims that the product design or manufacturing processes infringe third party intellectual property rights. Even though many of our manufacturing services contracts generally require our customers to indemnify us for infringement claims relating to the product specifications and designs, a particular customer may not, or may not have the resources to assume responsibility for such claims. In addition, we may be responsible for claims that our manufacturing processes or components used in manufacturing infringe third party intellectual property rights. Infringement claims could subject us to significant liability for damages, and potentially injunctive action and, regardless of merits, could be time-consuming and expensive to resolve.

Our design services offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services.

We continue our efforts to offer certain design services, primarily those relating to products that we manufacture for our customers, and we also continue to offer design services related to collaborative design manufacturing and turnkey solutions (including end-user products and components as products). Providing such services can expose us to different or greater potential liabilities than those we face when providing our regular manufacturing services. Our design services business increases our exposure to potential product liability claims resulting from injuries caused by defects in products we design, as well as potential claims that products we design or processes we use infringe third-party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We also may have greater potential exposure from warranty claims and from product recalls due to problems caused by product design. Costs associated with possible product liability claims, intellectual property infringement claims and product recalls could have a material adverse effect on our results of operations. When providing collaborative design manufacturing or turnkey solutions, we may not be guaranteed revenue needed to recoup or profit from the investment in the resources necessary to design and develop products. Particularly, no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all, or if they do not then purchase anticipated levels of products. Furthermore, contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases, or may provide for penalties or cancellation of orders if we are late in delivering designs or products. We may even have the responsibility to ensure that products we design satisfy safety and regulatory standards and to obtain any necessary certifications. Failure to timely obtain the necessary approvals or certifications could prevent us from selling these products, which in turn could harm our sales, profitability and reputation.

In our contracts with turnkey solutions customers, we generally provide them with a warranty against defects in our designs. If a turnkey solutions product or component that we design is found to be defective in its design, this may lead to increased warranty claims. Although we have product liability insurance coverage, it may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition.

The success of our turnkey solution activities depends in part on our ability to obtain, protect and leverage intellectual property rights to our designs.

We strive to obtain and protect certain intellectual property rights to our turnkey solutions designs. We believe that having a significant level of protected proprietary technology gives us a competitive advantage in marketing our services. However, we cannot be certain that the measures that we employ will result in protected intellectual property rights or will result in the prevention of unauthorized use of our technology. If we are unable to obtain and protect intellectual property rights embodied within our designs, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Intellectual property infringement claims against our customers or us could harm our business.

Our turnkey solutions products and the products of our customers may compete against the products of other companies, many of whom may own the intellectual property rights underlying those products. Patent clearance or licensing activities, if any, may be inadequate to anticipate and avoid third party claims. As a result, in addition to the risk that we could become subject to claims of intellectual property infringement, our customers could become subject to infringement claims. Additionally, customers for our turnkey solutions services, or collaborative designs in which we have significant technology contributions, typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or against our customers for such infringement, regardless of their merits, we could be required to expend significant resources in defense of such claims. In the event of a claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all. Our customers may be required to or decide to discontinue products which are alleged to be infringing rather than face continued costs of defending the infringement claims, and such discontinuance may result in a significant decrease in our business.

We depend on our officers, managers and skilled personnel.

Our success depends to a large extent upon the continued services of our executive officers and other skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed.

Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs.

We have completed the installation of an Enterprise Resource Planning system in most of our manufacturing sites, excluding the sites we acquired in the Taiwan Green Point Enterprises Co., Ltd. ("Green Point") acquisition transaction, and in our corporate location. We are in the process of installing this system in certain of our remaining plants, including certain Green Point sites, which will replace the current Manufacturing Resource Planning system, and financial information systems. Any delay in the implementation of these information systems could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in costs.

Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process or requiring design changes, conformity assessments or recycling of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to future liabilities, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our procurement and inventory management activities.

Certain environmental laws impose liability for the costs of investigation, removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances. Soil and groundwater contamination may have occurred at some of our facilities. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where contamination existed prior to our ownership or occupation of a site, landlords or former owners have retained some contractual responsibility for contamination and remediation. However, failure of such persons to perform those obligations could result in us being required to remediate such contamination. As a result, we may incur clean-up costs in such potential removal or remediation efforts. In other instances, we may be solely responsible for clean-up costs associated with remediation efforts.

From time to time new regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted.

Over the last several years, we have become subject to certain legal requirements, principally in Europe, regarding the use of certain hazardous substances in, and the collection, reuse and recycling of waste from, certain products that use or generate electricity. Similar requirements are being developed or imposed in other areas of the world where we manufacture or sell products, including China and the U.S. We believe that we comply, and will be able to continue to comply, with such emerging requirements. We may experience negative consequences from these emerging requirements however, including, but not limited to, supply shortages or delays, increased raw material and component costs, accelerated obsolescence of certain of our raw materials, components and products and the need to modify or create new designs for our existing and future products.

Our failure to comply with any applicable regulatory requirements or with related contractual obligations could result in our being directly or indirectly liable for costs (including product recall and/or replacement costs), fines or penalties and third-party claims, and could jeopardize our ability to conduct business in the jurisdictions implementing them.

In addition, as global warming issues become more prevalent, the U.S. and foreign governments are beginning to respond to these issues. This increasing governmental focus on global warming may result in new environmental regulations that may negatively affect us, our suppliers and our customers. This could cause us to incur additional direct costs in complying with any new environmental regulations, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. These costs may adversely impact our operations and financial condition.

Our customers are becoming increasingly concerned with environmental issues, such as waste management (including recycling) and climate change (including reducing carbon outputs), and are increasingly expecting suppliers such as us to be similarly concerned and vigilant. Such customer demands may grow and require increased investments of time and resources to attract and retain customers.

We are subject to the risk of increased taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law (including adverse changes to the manner in which the U.S. taxes U.S. based multinational companies). We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes. In addition, our effective tax rate may be increased by the generation of higher income in countries with higher tax rates, or changes in local tax rates. For example, China enacted a new unified enterprise income tax law, effective January 1, 2008, which will result in a higher tax rate on operations in China as the rate increase is phased in over several years.

Several countries in which we are located allow for tax incentives to attract and retain business. We have obtained incentives where available and practicable. Our taxes could increase if certain tax incentives are retracted (which in some cases could occur if we fail to satisfy the conditions on which such incentives are based), or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. It is anticipated that tax incentives with respect to certain operations will expire within the next year. However, due to the possibility of changes in existing tax law and our operations, we are unable to predict how these expirations will impact us in the future. In addition, acquisitions may cause our effective tax rate to increase, depending on the jurisdictions in which the acquired operations are located.

Our credit rating may be downgraded.

Our credit is rated by credit rating agencies. Our 5.875% Senior Notes, 7.750% Senior Notes and our 8.250% Senior Notes are currently rated BB+ by Fitch Ratings ("Fitch"), Ba1 by Moody's and BB+ by S&P, and are considered to be below "investment grade" debt by all three rating agencies. S&P's rating downgrade in April 2008, along with those by Fitch in October 2007 and Moody's in February 2007, and any potential future negative change in our credit rating, may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all; may negatively impact the price of our common stock; may increase our interest payments under existing debt agreements; and may have other negative implications on our business, many of which are beyond our control. In addition, as discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources," the interest rate payable on the 8.250% Senior Notes and under the Credit Facility is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on the 8.250% Senior Notes, the Credit Facility and certain of our other borrowings.

Our amount of debt could significantly increase in the future.

As of August 31, 2009, our debt obligations on the Consolidated Balance Sheets consisted of $5.1 million under our 5.875% Senior Notes, $400.0 million under our 8.250% Senior Notes, $312.0 million under our 7.750% Senior Notes and $360.0 million outstanding under the term portion of our Credit Facility. As of August 31, 2009, there was $172.5 million outstanding under various bank loans to certain of our foreign subsidiaries and under various other debt obligations. Refer to "Management's Discussion and Analysis of Financial Condition and

Results of Operations — Liquidity and Capital Resources" and Note 8 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations" to the Consolidated Financial Statements for further details.

As of August 31, 2009, we have the ability to borrow up to $800.0 million under the revolving credit portion of the Credit Facility. In addition, the Credit Facility contemplates a potential increase of the revolving credit portion of up to an additional $200.0 million, if we and the lenders later agree to such increase. We could incur additional indebtedness in the future in the form of bank loans, notes or convertible securities.

Should we desire to consummate significant additional acquisition opportunities, undertake significant additional expansion activities or make substantial investments in our infrastructure, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

An increase in the level of our indebtedness, among other things, could:

- make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;
- limit our flexibility in planning for, or reacting to changes in, our business;
- make us more vulnerable in the event of a downturn in our business; and
- impact certain financial covenants that we are subject to in connection with our debt and securitization programs, including, among others, the maximum ratio of debt to consolidated EBITDA (as defined in our debt agreements and securitization programs).

There can be no assurance that we will be able to meet future debt service obligations.

We are subject to risks of currency fluctuations and related hedging operations.

A portion of our business is conducted in currencies other than the U.S. dollar. Changes in exchange rates among other currencies and the U.S. dollar will affect our cost of sales, operating margins and net revenue. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward contracts, to economically hedge U.S. dollar and other currency commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and other foreign currency obligations. Based on our calculations and current forecasts, we believe that our hedging activities enable us to largely protect ourselves from future exchange rate fluctuations. If, however, these hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

An adverse change in the interest rates for our borrowings could adversely affect our financial condition.

We pay interest on outstanding borrowings under our revolving credit facilities and certain other long term debt obligations at interest rates that fluctuate based upon changes in various base interest rates. An adverse change in the base rates upon which our interest rates are determined could have a material adverse effect on our financial position, results of operations and cash flows.

We face certain risks in collecting our trade accounts receivable.

We generate a significant amount of trade accounts receivable sales from our customers. If any of our customers has any liquidity issues (the risk of which could be rising due to current economic conditions), then we could encounter delays or defaults in payments owed to us which could have a significant adverse impact on our financial condition and results of operations. For example, on January 14, 2009 and May 28, 2009, two of our customers each filed a petition for reorganization under bankruptcy law. We have analyzed our financial exposure resulting from both of these customers' bankruptcy filings and as a result have recorded an allowance for doubtful accounts based upon our anticipated exposure associated with these events. Our allowance for doubtful accounts receivables was $15.5 million as of August 31, 2009 (which represented approximately 1% of our gross trade accounts receivable balance) and $10.1 million as of August 31, 2008 (which represented less than 1% of our gross trade accounts receivable balance).

Certain of our existing stockholders have significant control.

At August 31, 2009, our executive officers, directors and certain of their family members collectively beneficially owned 12.7% of our outstanding common stock, of which William D. Morean, our Chairman of the Board, beneficially owned 7.5%. As a result, our executive officers, directors and certain of their family members have significant influence over (1) the election of our Board of Directors, (2) the approval or disapproval of any other matters requiring stockholder approval and (3) the affairs and policies of Jabil.

Our stock price may be volatile; and further decreases in our stock price, among other factors, may lead to further impairment of goodwill.

Our common stock is traded on the New York Stock Exchange (the "NYSE"). The market price of our common stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results, or general conditions in our industry and the aerospace, automotive, computing, consumer, defense, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. Furthermore, stock prices for many companies and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some shareholders might consider such a development to be favorable.

Our shareholder rights plan, provisions of our amended certificate of incorporation and the Delaware Corporation Laws may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method. These provisions may adversely impact our shareholders because they may decrease the possibility of a transaction in which our shareholders receive an amount of consideration in exchange for their shares that is at a significant premium to the then current market price of our shares. These provisions include:

- a "poison pill" shareholder rights plan;
- a statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and
- a statutory restriction on business combinations with some types of interested shareholders.

Previous changes in the securities laws and regulations have increased, and may continue to increase, our costs; and any future changes would likely increase our costs.

The Sarbanes-Oxley Act of 2002, as well as related rules promulgated by the SEC and the NYSE, required changes in some of our corporate governance, securities disclosure and compliance practices. Compliance with these rules has increased our legal and financial accounting costs for several years following the announcement and effectiveness of these new rules. While these costs are no longer increasing, they may in fact increase in the future. In addition, given the recent turmoil in the securities and credit markets, as well as the global economy, many U.S. and international governmental, regulatory and supervisory authorities including, but not limited to, the SEC and the NYSE, are currently contemplating changes in their laws, regulations and rules. Any such future changes, especially from the SEC or NYSE, may cause our legal and financial accounting costs to increase.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as of August 31, 2010 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include an annual report on internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. The independent registered public accounting firm, KPMG LLP, issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 31, 2009. While we continuously conduct a rigorous review of our internal control over financial reporting in order to assure compliance with the Section 404 requirements, if our independent registered public accounting firm interprets the Section 404 requirements and the related rules and regulations differently from us or if our independent registered public accounting firm is not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may issue an adverse opinion. An adverse opinion could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, we have spent a significant amount of resources in complying with Section 404's requirements. For the foreseeable future, we will likely continue to spend substantial amounts complying with Section 404's requirements, as well as improving and enhancing our internal control over financial reporting.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

The condensed consolidated and consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities and related reserves, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations. In addition, the principles of U.S. GAAP are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to create appropriate accounting policies, and interpret such policies. A change in those policies can have a significant effect on our accounting methods. For example, although not yet currently required, the SEC could require us to adopt the International Financial Reporting Standards in the next few years, which could have a significant effect on certain of our accounting methods.

We are subject to risks associated with natural disasters and global events.

Our operations may be subject to natural disasters or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. We are susceptible to losses and interruptions caused by hurricanes (including in Florida, where our headquarters are located), earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, typhoons, fire, extreme weather conditions, geopolitical events such as terrorist acts and other natural or manmade disasters. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Energy price increases may negatively impact our results of operations.

Certain of the components that we use in our manufacturing activities are petroleum-based. In addition, we, along with our suppliers and customers, rely on various energy sources (including oil) in our transportation activities. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could cause an increase to our raw material costs and transportation costs. In addition, increased transportation costs of certain of our suppliers and customers could be passed along to us. We may not be able to increase our product prices enough to offset these increased costs. In addition, any increase in our product prices may reduce our future customer orders and profitability.

Item 1B. Unresolved Staff Comments

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that were received on or before the date that is 180 days before the end of our 2009 fiscal year and that remain unresolved.

Item 2. Properties

We have manufacturing, aftermarket services, design and support operations located in Austria, Belgium, Brazil, China, England, France, Germany, Hungary, India, Ireland, Italy, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Ukraine, Vietnam and the U.S. As part of our historical restructuring programs, certain of our facilities are no longer used in our business operations, as identified in the table below. We believe that our properties are generally in good condition, are well maintained and are generally suitable and adequate to carry out our business at expected capacity for the foreseeable future. The table below lists the locations and square footage for our facilities as of August 31, 2009:

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Auburn Hills, Michigan	207,000	Owned	Manufacturing, Design
Auburn Hills, Michigan	19,000	Leased	Support
Belo Horizonte, Brazil	298,000	Leased	Manufacturing
Billerica, Massachusetts(1)	503,000	Leased	Prototype Manufacturing
Chihuahua, Mexico	1,025,000	Owned	Manufacturing, Aftermarket
Chihuahua, Mexico	168,000	Leased	Manufacturing
Colorado Springs, Colorado	4,000	Leased	Design
Guadalajara, Mexico	363,000	Owned	Manufacturing
Guadalajara, Mexico	210,000	Leased	Manufacturing
Louisville, Kentucky	140,000	Leased	Aftermarket
McAllen, Texas	211,000	Leased	Aftermarket

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Manaus, Brazil	155,000	Leased	Manufacturing
Memphis, Tennessee	1,196,000	Leased	Manufacturing, Aftermarket
Poughkeepsie, New York	40,000	Leased	Manufacturing
Reynosa, Mexico	410,000	Owned	Aftermarket
Reynosa, Mexico	443,000	Leased	Manufacturing, Aftermarket
Round Rock, Texas	105,000	Leased	Aftermarket
San Jose, California(1)	181,000	Leased	Prototype Manufacturing
Sorocaba, Brazil	60,000	Leased	Manufacturing
St. Petersburg, Florida	280,000	Leased	Manufacturing, Aftermarket, Support
St. Petersburg, Florida	173,000	Owned	Manufacturing, Design, Aftermarket, Support
Tempe, Arizona	191,000	Owned	Manufacturing
Tempe, Arizona	4,000	Leased	Training, Storage
Total Americas	6,386,000		
Beijing, China	9,000	Leased	Design
Chennai, India(2)	284,000	Owned	Manufacturing
Gotemba, Japan	138,000	Leased	Manufacturing
Hachiouji, Japan	24,000	Leased	Manufacturing
Ho Chi Minh City, Vietnam	105,000	Leased	Manufacturing
Huangpu, China	2,613,000	Owned	Manufacturing
Huangpu, China	363,000	Leased	Manufacturing
Hsinchu, Taiwan	6,000	Leased	Design
Mumbai, India	77,000	Leased	Support
Nanjing, China	135,000	Leased	Manufacturing
Penang, Malaysia	1,003,000	Owned	Manufacturing, Aftermarket
Penang, Malaysia	219,000	Leased	Manufacturing
Pune, India	11,000	Leased	Manufacturing
Ranjangaon, India	858,000	Owned	Manufacturing
Shanghai, China	360,000	Owned	Manufacturing, Design, Aftermarket
Shenzhen, China	827,000	Leased	Manufacturing
Singapore City, Singapore	84,000	Leased	Manufacturing
Suzhou, China	316,000	Leased	Manufacturing, Aftermarket
Taichung, Taiwan	564,000	Owned	Manufacturing, Design
Taichung, Taiwan	43,000	Leased	Manufacturing, Design
Taipei, Taiwan	9,000	Leased	Design
Tianjin, China	70,000	Owned	Manufacturing
Tianjin, China	1,948,000	Leased	Manufacturing
Tokyo, Japan	4,000	Leased	Design, Support
Wuxi, China	453,000	Owned	Manufacturing
Wuxi, China	910,000	Leased	Manufacturing
Yentai, China	416,000	Leased	Manufacturing
Total Asia	11,849,000		

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Amsterdam, The Netherlands	90,000	Leased	Aftermarket
Ayr, Scotland	13,000	Leased	Manufacturing
Bergamo, Italy	10,000	Leased	Support
Brest, France	449,000	Owned	Manufacturing
Bydgoszcz, Poland	131,000	Leased	Aftermarket
Cassina, Italy	125,000	Leased	Manufacturing
Coventry, England	46,000	Leased	Aftermarket, Support
Dublin, Ireland	4,000	Leased	Support
Eindhoven, The Netherlands	3,000	Leased	Support
Genova, Italy(2)	1,000	Leased	Support
Hasselt, Belgium	65,000	Leased	Prototype Manufacturing, Design
Jena, Germany	8,000	Leased	Design
Kwidzyn, Poland	703,000	Owned	Manufacturing
Livingston, Scotland	130,000	Owned	Manufacturing
Lunel, France	25,000	Leased	Manufacturing
Marcianise, Italy	293,000	Leased	Manufacturing
Meung-sur-Loire, France(3)	111,000	Owned	Manufacturing
San Marco Evangelista (CE), Italy(2)	72,000	Leased	Manufacturing
Szombathely, Hungary	198,000	Owned	Aftermarket
Tiszaujvaros, Hungary	409,000	Owned	Manufacturing
Tver, Russia	51,000	Leased	Manufacturing
Uzhgorod, Ukraine	227,000	Owned	Manufacturing
Vienna, Austria	87,000	Leased	Prototype Manufacturing, Design
Total Europe	3,251,000		
Total Facilities at August 31, 2009	21,486,000		

(1) A portion of this facility is no longer used in our business operations.

(2) This facility is no longer used in our business operations.

(3) Following the end of our 2009 fiscal year, we entered into a sales transaction in which we will sell the entity that owns this facility. We currently expect this transaction to close in the first quarter of our 2010 fiscal year, and upon this closing, we will no longer own this facility.

Certifications

Our manufacturing facilities and our aftermarket facilities are ISO certified to ISO 9001:2000 standards and most are also certified to ISO-14001 environmental standards. Following are additional certifications that are held by certain of our manufacturing facilities as listed:

- *Aerospace Standard AS/EN 9100* — Brest, France; Livingston, Scotland; Singapore City, Singapore; St. Petersburg, Florida; and Tempe, Arizona.
- *Automotive Standard TS16949* — Auburn Hills, Michigan; Chihuahua, Mexico; Huangpu, China; Meung-sur-Loire, France; Tiszaujvaros, Hungary; and Vienna, Austria.
- *FDA Medical Certification* — Auburn Hills, Michigan; Livingston, Scotland; and Tempe, Arizona.
- *Medical Standard ISO-13485* — Auburn Hills, Michigan; Guadalajara, Mexico; Hasselt, Belgium; Livingston, Scotland; San Jose, California; Shanghai, China; Tempe, Arizona and Tiszaujvaros, Hungary.

- *Occupational Health & Safety Management System Standard OHSAS 18001* — Ayr, Scotland; Brest, France; Guadalajara, Mexico; Huangpu and Shanghai, China; Manaus, Brazil; Penang, Malaysia; Singapore City, Singapore: St. Petersburg, Florida; and Tiszaujvaros, Hungary.

- *Telecommunications Standard TL 9000* — Penang, Malaysia; San Jose, California; and Shanghai and Wuxi, China.

- *ESD/ANSI 20:20 Standard* — Guadalajara, Mexico; Auburn Hills, Michigan; St.Petersburg, Florida; Tempe, Arizona; Penang, Malaysia; Shanghai and Wuxi, China.

Item 3. Legal Proceedings

i. Private Litigation Related to Certain Historical Stock Option Grant Practices

In April and May of 2006, shareholder derivative lawsuits were filed in State Circuit Court in Pinellas County, Florida on behalf of a purported shareholder of ours naming us as a nominal defendant, and naming certain of our officers and directors as defendants. Those lawsuits were subsequently consolidated (the "Consolidated State Derivative Action"). The Consolidated State Derivative Action alleged breaches of certain fiduciary duties to the Company by backdating certain stock option grants between August 1998 and October 2004 to make it appear that they were granted on a prior date when our stock price was lower. Subsequently, two similar federal derivative suits were filed and consolidated in January 2007 into one action (the "Consolidated Federal Derivative Action").

On May 3, 2006, our Board of Directors appointed a Special Committee that reviewed the allegations asserted in all of the above derivative actions and concluded that the evidence did not support a finding of intentional manipulation of stock option grant pricing by any member of management. In addition, the Special Committee concluded that it was not in our best interests to pursue the derivative actions and stated that it would assert that position on our behalf in each of the pending derivative lawsuits. The Special Committee identified certain factors related to the controls surrounding the process of accounting for option grants that contributed to the accounting errors that led to a restatement of certain of our historical financial statements.

In September 2007, we reached an agreement to resolve the Consolidated State Derivative Action and the Consolidated Federal Derivative Action that did not involve us paying any monetary damages, but it did adopt several new policies and procedures to improve the process through which equity awards are determined, approved and accounted for. In April 2008, the State Court entered an order dismissing the Consolidated State Action and finding that the proposed settlement was fair, adequate and reasonable, and that awarded the plaintiffs' counsel $700.0 thousand in attorney fees and costs ($575.0 thousand of which was paid by our Directors' and Officers' insurance carriers and $125.0 thousand of which was paid by us). On April 25, 2008, the Federal Court approved the proposed settlement agreement and dismissed the Consolidated Federal Action.

In addition to the derivative actions, on September 18, 2006, a putative shareholder class action was filed in the U.S. District Court for the Middle District of Florida, Tampa Division against us and various present and former officers and directors, including Forbes I.J. Alexander, Scott D. Brown, Laurence S. Grafstein, Mel S. Lavitt, Chris Lewis, Timothy Main, Mark T. Mondello, William D. Morean, Lawrence J. Murphy, Frank A. Newman, Steven A. Raymund, Thomas A. Sansone and Kathleen A. Walters on behalf of a proposed class of plaintiffs comprised of persons that purchased our shares between September 19, 2001 and June 21, 2006. A second putative class action, containing virtually identical legal claims and allegations of fact was filed on October 12, 2006. The two actions were consolidated into a single proceeding (the "Consolidated Class Action") and on January 18, 2007, the Court appointed The Laborers Pension Trust Fund for Northern California and Pension Trust Fund for Operating Engineers as lead plaintiffs in the action. On March 5, 2007, the lead plaintiffs filed a consolidated class action complaint (the "Consolidated Class Action Complaint"). The Consolidated Class Action Complaint is purported to be brought on behalf of all persons who purchased our publicly traded securities between September 19, 2001 and December 21, 2006, and names us and certain of our current and former officers, including Forbes I.J. Alexander, Scott D. Brown, Wesley B. Edwards, Chris A. Lewis, Mark T. Mondello, Robert L. Paver and Ronald J. Rapp, as well as certain of our directors, Mel S. Lavitt, William D. Morean, Frank A. Newman, Laurence S. Grafstein, Steven A. Raymund, Lawrence J. Murphy, Kathleen A. Walters and Thomas A. Sansone, as defendants. The Consolidated Class Action Complaint alleged violations of Sections 10(b), 20(a), and 14(a) of the Exchange Act and the rules promulgated thereunder. The Consolidated Class Action Complaint alleged that the defendants engaged in a scheme to fraudulently backdate the grant dates of options for various senior officers and directors, causing our consolidated financial statements to understate management compensation and overstate net earnings, thereby inflating our stock price. In addition, the complaint alleged that our proxy statements falsely stated that we had adhered to our option grant policy of granting options at the closing price of our shares on the trading date immediately prior to the date of the grant. Also, the complaint alleged that the defendants failed to timely disclose the facts and circumstances that led us, on June 12, 2006, to announce that we were lowering our prior guidance for net earnings for the third quarter of fiscal year 2006. On April 30, 2007, the plaintiffs filed a First Amended Consolidated Class Action Complaint asserting claims substantially similar to the Consolidated Class Action Complaint it replaced but adding additional allegations relating to the restatement of earnings previously announced in connection with the correction of errors in the calculation of compensation expense for certain stock option grants. We filed a motion to dismiss the First Amended Consolidated Class Action Complaint on June 29, 2007. The plaintiffs filed an opposition to our motion to dismiss, and we then filed a reply memorandum in further support of our motion to dismiss on September 28, 2007. On April 9, 2008, the Court dismissed the First Amended Consolidated Class Action Complaint without prejudice and with leave to amend such complaint on or before May 12, 2008.

On May 12, 2008, plaintiffs filed a Second Amended Class Action Complaint. The Second Amended Class Action Complaint asserts substantially the same causes of action against the same defendants, predicated largely on the same allegations of fact as in the First Amended Consolidated Class Action Complaint except insofar as the plaintiffs added KPMG LLP, our independent registered public accounting firm, as a defendant and added additional allegations with respect to (a) pre-class period option grants, (b) the professional background of certain defendants, (c) option grants to non-executive employees, (d) the restatement of our financial results for certain periods between 1996 and 2005 and (e) trading by the named plaintiffs and certain of the defendants during the class period. The Second Amended Class Action Complaint also includes an additional claim for insider trading against certain defendants pursuant to Rules 10b-5 and 10b5-1 promulgated pursuant to the Exchange Act. We filed a motion to dismiss the Second Amended Class Action Complaint.

On January 26, 2009, the Court dismissed the Second Amended Class Action Complaint with prejudice. The plaintiffs appealed this dismissal on February 20, 2009, and the Second Amended Class Action Complaint has been set for oral arguments in December 2009. We believe that the Second Amended Class Action Complaint is without merit and we will continue to vigorously defend the action, although no assurance can be given as to the ultimate outcome of any such further proceedings.

ii. Securities Exchange Commission Informal Inquiry and U.S. Attorney Subpoena Related to Certain Historical Stock Option Grant Practices

In addition to the private litigation described above, we were notified on May 2, 2006 by the Staff of the SEC of an informal inquiry concerning our stock option grant practices. In May 2006, we received a subpoena from the U.S. Attorney's office for the Southern District of New York requesting certain stock option related material. Such information was subsequently provided and we did not hear further from such U.S. Attorney's office. In addition, our review of our historical stock option practices led us to review certain transactions proposed or effected between fiscal years 1999 and 2002 to determine if we properly recognized revenue associated with those transactions. The Audit Committee of our Board of Directors engaged independent legal counsel to assist it in reviewing certain proposed or effected transactions with certain customers that occurred during this period. The review determined that there was inadequate documentation to support our recognition of certain revenues received during the period. Our Audit Committee concluded that there was no direct evidence that any of our employees intentionally made or caused false accounting entries to be made in connection with these transactions, and we concluded that the impact was immaterial. We provided the SEC with the report that this independent counsel produced regarding these revenue recognition issues, the Special Committee's report regarding our stock option grant practices, and the other information requested and cooperated fully with the Special Committee, the SEC and the U.S. Attorney's office.

We received a letter from the SEC Division of Enforcement on November 24, 2008, advising us that the Division had completed its investigation and did not intend to recommend that the SEC take any enforcement action.

iii. Other Litigation

We are party to certain other lawsuits in the ordinary course of business. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "JBL." The following table sets forth the high and low sales prices per share for our common stock as reported on the New York Stock Exchange for the fiscal periods indicated.

	High	Low
Fiscal Year Ended August 31, 2009		
First Quarter (September 1, 2008 — November 30, 2008)	$17.33	$ 4.77
Second Quarter (December 1, 2008 — February 28, 2009)	$ 7.66	$ 4.14
Third Quarter (March 1, 2009 — May 31, 2009)	$ 9.14	$ 3.10
Fourth Quarter (June 1, 2009 — August 31, 2009)	$11.24	$ 6.59
Fiscal Year Ended August 31, 2008		
First Quarter (September 1, 2007 — November 30, 2007)	$25.80	$16.62
Second Quarter (December 1, 2007 — February 29, 2008)	$18.52	$12.50
Third Quarter (March 1, 2008 — May 31, 2008)	$13.35	$ 9.03
Fourth Quarter (June 1, 2008 — August 31, 2008)	$18.78	$13.01

On October 12, 2009, the closing sales price for our common stock as reported on the New York Stock Exchange was $14.56. As of October 12, 2009, there were 4,748 holders of record of our common stock.

Information regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of Part III of this report.

Dividends

The following table sets forth certain information relating to our cash dividends paid or declared to common stockholders during fiscal years 2008 and 2009.

Dividend Information

	Dividend Declaration Date	Dividend per Share	Total of Cash Dividends Declared	Date of Record for Dividend Payment	Dividend Cash Payment Date
		(In thousands, except for per share data)			
Fiscal year 2008: ...	November 1, 2007	$0.07	$14,667	November 15, 2007	December 3, 2007
	January 17, 2008	$0.07	$14,704	February 15, 2008	March 3, 2008
	April 17, 2008	$0.07	$14,704	May 15, 2008	June 2, 2008
	July 16, 2008	$0.07	$14,739	August 15, 2008	September 2, 2008
Fiscal year 2009: ...	October 24, 2008	$0.07	$14,916	November 17, 2008	December 1, 2008
	January 22, 2009	$0.07	$14,974	February 17, 2009	March 2, 2009
	April 23, 2009	$0.07	$14,954	May 15, 2009	June 1, 2009
	July 16, 2009	$0.07	$14,992	August 17, 2009	September 1, 2009

We currently expect to continue to declare and pay quarterly dividends of an amount similar to our past declarations. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance.

Issuer Purchases of Equity Securities

The following table provides information relating to our repurchase of common stock for the fourth quarter of fiscal year 2009.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
June 1, 2009 — June 30, 2009	—	$ —	—	—
July 1, 2009 — July 31, 2009	195	$7.77	—	—
August 1, 2009 — August 31, 2009...	—	$ —	—	—
Total	195	$7.77	—	—

(1) The number of shares reported above as purchased are attributable to shares surrendered to us by employees in payment of the exercise price related to Option exercises or minimum tax obligations related to vesting of restricted shares.

Item 6. Selected Financial Data

The following selected data are derived from our Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated into Item 8, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Year Ended August 31,				
	2009	2008	2007	2006	2005
	(In thousands, except for per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$11,684,538	$12,779,703	$12,290,592	$10,265,447	$7,524,386
Cost of revenue	10,965,723	11,911,902	11,478,562	9,500,547	6,895,880
Gross profit	718,815	867,801	812,030	764,900	628,506
Selling, general and administrative	495,941	491,324	491,967	382,210	314,270
Research and development	27,321	32,984	36,381	34,975	22,507
Amortization of intangibles	31,039	37,288	29,347	24,323	39,762
Restructuring and impairment charges	51,894	54,808	72,396	81,585	—
Goodwill impairment charges	1,022,821	—	—	—	—
Operating (loss) income	(910,201)	251,397	181,939	241,807	251,967
Other expense	20,111	11,902	15,888	11,918	4,106
Interest income	(7,426)	(12,014)	(14,531)	(18,734)	(13,774)
Interest expense	82,247	94,316	86,069	23,507	20,667
(Loss) income before income taxes and minority interest	(1,005,133)	157,193	94,513	225,116	240,968
Income tax expense	160,898	25,119	21,401	60,598	37,093
Minority interest, net of tax	(819)	(1,818)	(124)	—	—
Net (loss) income	$(1,165,212)	$ 133,892	$ 73,236	$ 164,518	$ 203,875
(Loss) earnings per share:					
Basic	$ (5.63)	$ 0.65	$ 0.36	$ 0.79	$ 1.01
Diluted	$ (5.63)	$ 0.65	$ 0.35	$ 0.77	$ 0.98
Common shares used in the calculations of (loss) earnings per share:					
Basic	207,002	205,275	203,779	207,413	202,501
Diluted	207,002	206,158	206,972	212,540	207,706

	August 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Consolidated Balance Sheets Data:					
Working capital	$ 990,900	$1,091,497	$ 675,446	$ 977,631	$1,117,806
Total assets	$5,317,858	$7,032,137	$6,295,232	$5,411,730	$4,087,986
Current installments of notes payable, long-term debt and long-term lease obligations	$ 197,575	$ 269,937	$ 501,716	$ 63,813	$ 674
Notes payable, long-term debt and long — term lease obligations, less current installments	$1,036,873	$1,099,473	$ 760,477	$ 329,520	$ 326,580
Total stockholders' equity	$1,435,162	$2,715,725	$2,443,011	$2,294,481	$2,145,941
Cash dividends declared, per share	$ 0.28	$ 0.28	$ 0.28	$ 0.14	$ —

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production, product management and aftermarket services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. The industry in which we operate is composed of companies that provide a range of manufacturing and design services to companies that utilize electronics components in their products. The industry experienced rapid change and growth through the 1990's as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies turned to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. After several years of growth, our net revenues for fiscal year 2009 declined by approximately 8.6% to $11.7 billion as compared to $12.8 billion for fiscal year 2008. This decline was largely the result of a deteriorating macro-economic environment within this past year which resulted in illiquidity in the overall credit markets and a significant economic downturn in the North American, European and Asian markets. Though significant uncertainty remains regarding the extent and timing of the economic recovery, we are beginning to see signs of stabilization as the overall credit markets have significantly improved and it appears that the global economic stimulus programs put in place are starting to have a positive impact, particularly in China. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change. Such economic conditions led us to implement the 2009 Restructuring Plan discussed below. Also, as a result of recent economic conditions, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. This movement, and possible future movements, may negatively impact our results of operations.

We manage our business and operations in three divisions — Consumer, EMS and AMS. We believe that these divisions provide cost-effective solutions for our customers by grouping business units with similar needs together into divisions, each with full accountability for design, operations, supply chain management and delivery. Our Consumer division has dedicated resources designed to meet the particular needs of the consumer products industry and focuses on cell phones and mobile products, televisions, set-top boxes and peripheral products such as printers. Our EMS division focuses on business sectors such as, aerospace, automotive, computing, defense, industrial, instrumentation, medical, networking, solar, storage and telecommunications businesses. Our AMS division provides warranty and repair services to customers in a broad range of industries, including certain of our manufacturing customers.

We derive revenue principally from the product sales of electronic equipment built to customer specifications. We recognize revenue, net of estimated product return costs, generally when goods are shipped, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. The volume and timing of orders placed by our customers vary due to several factors, including: variation in demand for our customers' products; our customers' attempts to manage their inventory; electronic design changes; changes in our customers' manufacturing strategies; and acquisitions of or consolidations among our customers. Demand for our customers' products depends on, among other things, product life cycles, competitive conditions and general economic conditions.

Our cost of revenue includes the cost of electronic components and other materials that comprise the products we manufacture; the cost of labor and manufacturing overhead; and adjustments for excess and obsolete inventory. As a provider of turnkey manufacturing services, we are responsible for procuring components and other materials. This requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of materials. Although we bear the risk of fluctuations in the cost of materials and excess scrap, we periodically negotiate cost of materials adjustments with our customers. Net revenue from each product that we manufacture consists of an element based on the costs of materials in that product and an element based on the labor and manufacturing overhead costs allocated to that product. We refer to the portion of the sales price of a product that is based on materials costs as "material-based revenue," and to the portion of the sales price of a product that is based on labor and manufacturing overhead costs as "manufacturing-based revenue." Our gross margin for any product depends on the mix between the cost of materials in the product and the cost of labor and manufacturing overhead allocated to the product. We typically realize higher gross margins on manufacturing-based revenue than we do on materials-based revenue. As we gain experience in manufacturing a product, we usually achieve increased efficiencies, which result in lower labor and manufacturing overhead costs for that product.

Our operating results are impacted by the level of capacity utilization of manufacturing facilities; indirect labor costs; and selling, general and administrative expenses. Operating income margins have generally improved during periods of high production volume and high capacity utilization. During periods of low production volume, we generally have idle capacity and reduced operating income margins. As our capacity has grown during recent years through the construction of new greenfield facilities, the expansion of existing facilities and our acquisition of additional facilities, our selling, general and administrative expenses have increased to support this growth.

We have consistently utilized advanced circuit design, production design and manufacturing technologies to meet the needs of our customers. To support this effort, our engineering staff focuses on developing and refining design and manufacturing technologies to meet specific needs of specific customers. Most of the expenses associated with these customer-specific efforts are reflected in our cost of revenue. In addition, our engineers engage in R&D of new technologies that apply generally to our operations. The expenses of these R&D activities are reflected in the "Research and Development" line item in our Consolidated Statement of Operations.

An important element of our strategy is the expansion of our global production facilities. The majority of our revenue and materials costs worldwide are denominated in U.S. dollars, while our labor and utility costs in plants outside the U.S. are denominated in local currencies. We economically hedge these local currency costs, based on our evaluation of the potential exposure as compared to the cost of the hedge, through the purchase of foreign exchange contracts. Changes in the fair market value of such hedging instruments are reflected in the Consolidated Statement of Operations. See "Risk Factors — We are subject to risks of currency fluctuations and related hedging operations."

We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue. A significant reduction in sales to any of our large customers or a customer exerting significant pricing and margin pressures on us would have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of manufacturing services ordered from us. There can be no assurance that present or future customers will not terminate their manufacturing arrangements with us or significantly change, reduce or delay the amount of manufacturing services ordered from us. Any such termination of a manufacturing relationship or change, reduction or delay in orders could have a material adverse effect on our results of operations or financial condition. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sale to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and achieve maximum efficiency of our manufacturing capacity," "Risk Factors — Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy" and Note 13 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Summary of Results

Net revenues for fiscal year 2009 decreased approximately 8.6% to $11.7 billion compared to $12.8 billion for fiscal year 2008 due to decreases in all of our sectors, except for the mobility sector and the AMS division. These decreases were largely due to the reductions in customer demand resulting from the downturn in the global macro-economic environment.

During the second quarter of fiscal year 2009, our Board of Directors approved a restructuring plan to better align our manufacturing capacity in certain geographies and to reduce our worldwide workforce by approximately 3,000 employees in order to reduce operating expenses (the "2009 Restructuring Plan"). These restructuring activities were intended to address market conditions and properly size our manufacturing facilities to increase the efficiencies of our operations. Based on the analysis completed to date, we currently expect to recognize approximately $64.0 million in pre-tax restructuring and impairment costs and reduce our world-wide headcount by approximately 4,500 employees over the course of our fiscal years 2009 and 2010. We have also recorded a valuation allowance of $13.1 million on certain deferred tax assets. The restructuring charges include pre-tax employee severance and termination benefit costs, contract termination costs and other related restructuring costs. The impairment charges include pre-tax fixed asset impairment costs, as well as valuation allowances against net deferred tax assets. This information will be subject to the finalization of timetables for the transition of functions, consultation with employees and their representatives as well as the statutory severance requirements of the particular legal jurisdictions impacted, and the amount and timing of the actual charges may vary due to a variety of factors. Based on the ongoing assessment of market conditions, it is possible that we may perform additional restructuring activities in the future. For further discussion of this restructuring program and the restructuring and impairment costs recognized, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges" and Note 10 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements. See also "Risk Factors — We face risks arising from the restructuring of our operations."

The following table sets forth, for the fiscal year ended August 31, certain key operating results and other financial information (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net revenue	$11,684,538	$12,779,703	$12,290,592
Gross profit	$ 718,815	$ 867,801	$ 812,030
Operating (loss) income	$ (910,201)	$ 251,397	$ 181,939
Net (loss) income	$(1,165,212)	$ 133,892	$ 73,236
(Loss) earnings per share — basic	$ (5.63)	$ 0.65	$ 0.36
(Loss) earnings per share — diluted	$ (5.63)	$ 0.65	$ 0.35

Key Performance Indicators

Management regularly reviews financial and non-financial performance indicators to assess the Company's operating results. The following table sets forth, for the quarterly periods indicated, certain of management's key financial performance indicators.

	Three Months Ended			
	August 31, 2009	May 31, 2009	February 28, 2009	November 30, 2008
Sales cycle	16 days	22 days	20 days	24 days
Inventory turns	9 turns	8 turns	8 turns	8 turns
Days in accounts receivable	41 days	40 days	36 days	44 days
Days in inventory	42 days	46 days	46 days	46 days
Days in accounts payable	67 days	64 days	62 days	66 days

	Three Months Ended			
	August 31, 2008	May 31, 2008	February 29, 2008	November 30, 2007
Sales cycle	20 days	21 days	23 days	22 days
Inventory turns	8 turns	8 turns	8 turns	8 turns
Days in accounts receivable	40 days	39 days	39 days	42 days
Days in inventory	45 days	47 days	47 days	42 days
Days in accounts payable	65 days	65 days	63 days	62 days

The sales cycle is calculated as the sum of days in accounts receivable and days in inventory, less the days in accounts payable; accordingly, the variance in the sales cycle quarter over quarter is a direct result of changes in these indicators. Days in accounts receivable increased one day to 41 days during the three months ended August 31, 2009 from the prior sequential quarter which was primarily due to timing of sales and cash collection efforts during the quarter. During the three months ended May 31, 2009, days in accounts receivable increased four days to 40 days from the prior sequential quarter as a result of lower utilization of our accounts receivable securitization program at the end of the quarter. During the three months ended February 28, 2009, days in accounts receivable decreased eight days to 36 days from the prior sequential quarter as a result of the timing of sales and focused efforts on cash collection during the quarter, as well as related seasonality factors. During the three months ended November 30, 2008 days in accounts receivable increased four days to 44 days from the prior sequential quarter as a result of consumer sector seasonal demand, the launch of new product volumes late in the quarter, and the reduction in the sales of receivables under our North American Securitization Program.

Days in inventory decreased four days to 42 days during the three months ended August 31, 2009 from the prior sequential quarter as a result of improved inventory management. Days in inventory remained consistent at 46 days during the three months ended May 31, 2009, the three months ended February 28, 2009, and the three months ended November 30, 2008. Inventory turns increased to 9 turns during the three months ended August 31, 2009 from 8 turns during the prior sequential quarters.

Days in accounts payable increased three days to 67 days during the three months ended August 31, 2009 from the prior sequential quarter. Days in accounts payable increased two days to 64 days during the three months ended May 31, 2009 from the prior sequential quarter, decreased four days to 62 days during the three months ended February 28, 2009 from the prior sequential quarter and increased one day to 66 days during the three months ended November 30, 2008 from the prior sequential quarter. These fluctuations in days in accounts payables during fiscal year 2009 were primarily a result of timing of purchases and cash payments for purchases during the respective quarters.

The sales cycle was 16 days during the three months ended August 31, 2009, 22 days during the three months ended May 31, 2009, 20 days during the three months ended February 28, 2009 and 24 days during the three months ended November 30, 2008. The changes in the sales cycle are due to the changes in accounts receivable, accounts payable and inventory that are discussed above.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. It has been difficult to make predictions and estimates based on our historical experience due to the uncertain economic circumstances present in the macro-economic environment. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 1 — "Description of Business and Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

Revenue Recognition

We derive revenue principally from the product sales of electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from product sales and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We assume no significant obligations after product shipment.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to receivables not expected to be collected from our customers. This allowance is based on management's assessment of specific customer balances, considering the age of receivables and financial stability of the customer. If there is an adverse change in the financial condition and circumstances of our customers, or if actual defaults are higher than provided for, an addition to the allowance may be necessary.

Inventory Valuation

We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. Management regularly assesses inventory valuation based on current and forecasted usage, customer inventory-related contractual obligations and other lower of cost or market considerations. If actual market conditions or our customers' product demands are less favorable than those projected, additional valuation adjustments may be necessary.

Long-Lived Assets

We review property, plant and equipment and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the undiscounted projected cash flows that the asset(s) or asset group(s) are expected to generate. If the carrying amount of an asset or an asset group is not recoverable, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as either the present value of estimated future cash flows or the appraised value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include unforeseen decreases in future performance or industry demand and the restructuring of our operations resulting from a change in our business strategy or adverse economic conditions. For further discussion of our current restructuring program, refer to Note 10 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges."

We have recorded intangible assets, including goodwill, in connection with business acquisitions. Estimated useful lives of amortizable intangible assets are determined by management based on an assessment of the period over which the asset is expected to contribute to future cash flows. The allocation of amortizable intangible assets impacts the amounts allocable to goodwill.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), we perform a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level, which we have determined to be consistent with our operating segments by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. We consistently determine the fair market value of our reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. The use of comparative market multiples (the market approach) allows us to compare ourselves to companies based on valuation multiples to arrive at a fair value. We regularly evaluate our Company and our divisions relative to our competitors and we believe the judgments used to arrive at these comparable companies are reasonable. The use of projected discounted future results (discounted cash flow approach) is based on assumptions that are consistent with our estimates of future growth and the strategic plan used to manage the underlying business and also includes a probability-weighted expectation as to our future cash flows. Factors requiring significant judgment include assumptions related to future growth rates, discount factors, and tax rates, amongst other considerations. Changes in economic and operating conditions that occur after the annual impairment analysis or an interim impairment analysis, and that impact these assumptions, may result in a future goodwill impairment charge.

Based upon a combination of factors, including a significant and sustained decline in our market capitalization below our carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand, and illiquidity in the overall credit markets, we concluded that sufficient indicators of impairment existed and, accordingly, performed an interim goodwill impairment analysis during the first quarter and again in the second quarter of fiscal year 2009.

During the first quarter of fiscal year 2009, we determined that the goodwill related to the Consumer reporting unit was impaired and recorded a preliminary non-cash goodwill impairment charge of approximately $317.7 million. The income tax expense associated with the preliminary goodwill impairment charge was $4.4 million. This included a tax benefit of $30.6 million for the write-off of tax deductible goodwill and tax expense of $35.0 million resulting from the recognition of a valuation allowance against the deferred tax assets that we no longer believe are more likely than not to be realized.

During the second quarter of fiscal year 2009, and prior to finalizing the preliminary non-cash goodwill impairment charge recorded at November 30, 2008, related to the Consumer reporting unit, we concluded that additional impairment indicators were present. As a result of that analysis, we determined that the goodwill related to the Consumer reporting unit was fully impaired and recorded an additional non-cash goodwill impairment charge of the remaining approximately $82.7 million. Further, we also determined that the goodwill related to the EMS reporting unit was fully impaired and recorded a preliminary non-cash goodwill impairment charge of the remaining approximately $622.4 million. The income tax expense associated with the goodwill impairment was $111.8 million for the fiscal quarter ended February 28, 2009. This included a tax benefit of $9.0 million for the write-off of tax deductible goodwill and income tax expense of $120.8 million resulting from the recognition of a valuation allowance against the deferred tax assets that we no longer believe are more likely than not to be realized.

During the third quarter of fiscal year 2009, we finalized the valuation of the tangible and intangible assets and the allocation of fair value to the assets and liabilities of the EMS reporting unit with no additional impairment charges recorded. After recognition of the above non-cash goodwill impairment charge, no goodwill remained with the Consumer and EMS reporting units, respectively.

The non-cash goodwill impairment charge of $1.0 billion for the fiscal year ended August 31, 2009 did not impact our cash balance or debt covenant compliance.

The impairment evaluation for indefinite-lived intangible assets, which for us is a trade name, is conducted during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that an asset may be impaired. As a result of the impairment indicators described above, during the first quarter and again in the second quarter of fiscal year 2009, we evaluated our trade name for impairment by comparing the discounted estimates of future revenue projections to its carrying value and determined that there was no impairment. Additionally, we noted that there were no impairment indicators present during the third and fourth quarters of fiscal year 2009. Significant judgments inherent in this analysis included assumptions regarding appropriate revenue growth rates, discount rates and royalty rates.

We completed the annual impairment test for goodwill, which consisted of approximately $25.1 million related to the AMS reporting unit, and indefinite-lived intangible assets during the fourth quarter of fiscal year 2009 and determined that no impairment existed as of the date of the impairment test.

We review long-lived assets, including intangible assets subject to amortization, which for us are our contractual agreements, customer relationships and intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets. As a result of the impairment indicators described above, during the first quarter and again in the second quarter of fiscal year 2009, we tested our long-lived assets for impairment and determined that there was no impairment. Additionally, no impairment indicators were present during the third or fourth quarters of fiscal year 2009.

Restructuring and Impairment Charges

We have recognized restructuring and impairment charges related to reductions in workforce, re-sizing and closure of certain facilities, and the transition of production from certain facilities into other new and existing facilities. These charges were recorded pursuant to formal plans developed and approved by management and our Board of Directors. The recognition of restructuring and impairment charges requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with these plans. The estimates of future liabilities may change, requiring additional restructuring and impairment charges or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with the restructuring programs. For further discussion of our restructuring programs, refer to Note 10 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges."

Pension and Other Postretirement Benefits

We have pension and postretirement benefit costs and liabilities in certain foreign locations that are developed from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates of discount rates, compensation rate increases and return on plan assets. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. When considering the expected long-term rate of return on pension plan assets, we take into account current and expected asset allocations, as well as historical and expected returns on plan assets. Other assumptions include demographic factors such as retirement, mortality and turnover. For further discussion of our pension and postretirement benefits, refer to Note 9 — "Postretirement Benefits" to the Consolidated Financial Statements.

Income Taxes

We estimate our income tax provision in each of the jurisdictions in which we operate, a process that includes estimating exposures related to examinations by taxing authorities. We must also make judgments regarding the ability to realize the deferred tax assets. The carrying value of our net deferred tax assets is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets that we do not believe meet the "more likely than not" criteria established by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense. As discussed above, during fiscal year 2009, we realized a tax benefit of $39.6 million for the write-off of tax deductible goodwill and income tax expense of $155.8 million resulting from the recognition of a valuation allowance against the deferred tax assets that we no longer believe are more likely than not to be realized.

In June of 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For further discussion related to our income taxes, refer to Note 4 — "Income Taxes" to the Consolidated Financial Statements.

Stock-Based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments* ("SFAS 123R") and the Securities and Exchange Commission Staff Accounting Bulletin No. 107 ("SAB 107"), we began recognizing stock-based compensation expense in our consolidated statement of operations on September 1, 2005. The fair value of options granted prior to September 1, 2005 were valued using the Black-Scholes model while the stock appreciation rights granted after this date were valued using a lattice valuation model. Option pricing models require the input of subjective assumptions, including the expected life of the option or stock appreciation right, risk-free rate, expected dividend yield and the price volatility of the underlying stock. Judgment is also required in estimating the number of stock awards that are expected to vest as a result of satisfaction of time-based vesting schedules or the achievement of certain performance conditions. If actual results or future changes in estimates differ significantly from our current estimates, stock-based compensation could increase or decrease. For further discussion of our stock-based compensation, refer to Note 12 — "Stockholders' Equity" to the Consolidated Financial Statements and "Risk Factors — The matters relating to the Special Committee's review of our historical stock option granting practices and the restatement of our Consolidated Financial Statements have resulted in litigation and regulatory inquiries and may result in future litigation, which could have a material adverse effect on us."

Recent Accounting Pronouncements

See Note 15 — "New Accounting Pronouncements" to the Consolidated Financial Statements for a discussion of recent accounting pronouncements.

Results of Operations

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	93.8	93.2	93.4
Gross profit	6.2	6.8	6.6
Selling, general and administrative	4.3	3.8	4.0
Research and development	0.2	0.3	0.3
Amortization of intangibles	0.3	0.3	0.2
Restructuring and impairment charges	0.4	0.4	0.6
Goodwill impairment charges	8.8	0.0	0.0
Operating (loss) income	(7.8)	2.0	1.5
Other expense	0.2	0.1	0.1
Interest income	(0.1)	(0.1)	(0.1)
Interest expense	0.7	0.8	0.7
(Loss) income before income taxes and minority interest	(8.6)	1.2	0.8
Income tax expense	1.4	0.2	0.2
Minority interest, net of tax	0.0	0.0	0.0
Net (loss) income	(10.0)%	1.0%	0.6%

Fiscal Year Ended August 31, 2009 Compared to Fiscal Year Ended August 31, 2008

Net Revenue. Our net revenue decreased 8.6% to $11.7 billion for fiscal year 2009, down from $12.8 billion in fiscal year 2008. Specific decreases include a 45% decrease in the sale of display products; a 27% decrease in the sale of networking products; a 25% decrease in the sale of automotive products; an 18% decrease in the sale of computing and storage products; a 9% decrease in the sale of telecommunication products; a 5% decrease in the sale of peripheral products; a 5% decrease in the sale of instrumentation and medical products; and a 35% decrease in the sale of other products. These decreases were largely driven by reduced production levels as a result of softened customer demand due to the weakened macro-economic environment. Specific increases include an 8% increase in aftermarket services and a 50% increase in the sale of mobility products predominately related to the production of new products with an existing customer within the sector.

Generally, we assess revenue on a global customer basis regardless of whether the growth is associated with organic growth or as a result of an acquisition. Accordingly, we do not differentiate or report separately revenue increases generated by acquisitions as opposed to existing business. In addition, the added cost structures associated with our acquisitions have historically been relatively insignificant when compared to our overall cost structure.

The following table sets forth, for the periods indicated, revenue by industry sector expressed as a percentage of net revenue. The distribution of revenue across our industry sectors has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: fluctuations in customer demand as a result of the weakened macro-economic environment; our continuing efforts to de-emphasize the economic performance of certain sectors, most specifically in the automotive and display sectors; seasonality in our business; and business growth from new and existing customers, including production of new products in the mobility sector.

	Fiscal Year Ended August 31,		
	2009	2008	2007
EMS			
Automotive	3%	4%	5%
Computing and storage	11%	13%	11%
Instrumentation and medical	19%	18%	19%
Networking	17%	21%	20%
Telecommunications	6%	6%	5%
Other	2%	2%	2%
Total EMS	58%	64%	62%
Consumer			
Display	4%	7%	8%
Mobility	20%	12%	16%
Peripherals	12%	12%	10%
Total Consumer	36%	31%	34%
AMS	6%	5%	4%
Total	100%	100%	100%

Foreign source revenue represented 83.8% of our net revenue for fiscal year 2009 and 79.6% of net revenue for fiscal year 2008. We currently expect our foreign source revenue to slightly increase as a percentage of net revenue over the course of fiscal year 2010 due to expansion in Asia and Eastern Europe.

Gross Profit. Gross profit decreased to $718.8 million (6.2% of net revenue) for fiscal year 2009 from $867.8 million (6.8% of net revenue) for fiscal year 2008. The decrease in gross profit as a percentage of net revenue from the prior fiscal year was primarily due to our revenues decreasing at a higher rate than certain of our fixed costs as we continue to seek to reduce our cost structure in order to align with lower demand levels and our excess capacity given current macro-economic conditions.

Selling, General and Administrative. Selling, general and administrative expenses increased to $495.9 million (4.3% of net revenue) for fiscal year 2009 from $491.3 million (3.8% of net revenue) for fiscal year 2008. On an absolute dollar basis, selling general and administrative expenses remained relatively constant. Certain of our selling, general and administrative costs are generally necessary to support our business and the need for such support does not immediately change as a result of our revenues increasing or decreasing. On a percentage basis, the increase in selling, general and administrative expenses, therefore, was primarily due to our revenues decreasing at a higher rate than certain of our selling, general and administrative costs as compared to the twelve months ended August 31, 2008.

Research and Development. Research and development ("R&D") expenses for fiscal year 2009 decreased to $27.3 million (0.2% of net revenue) from $33.0 million (0.3% of net revenue) for fiscal year 2008. The decrease is attributed primarily to the de-emphasis of original design manufacture in certain consumer sectors.

Amortization of Intangibles. We recorded $31.0 million of amortization of intangibles in fiscal year 2009 as compared to $37.3 million in fiscal year 2008. The decrease was primarily attributable to certain intangible assets that became fully amortized since August 31, 2008. For additional information regarding purchased intangibles, see

"Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets", Note 6 — "Goodwill and Other Intangible Assets" and Note 7 — "Business Acquisitions" to the Consolidated Financial Statements.

Restructuring and Impairment Charges.

a. 2009 Restructuring Plan

In conjunction with the 2009 Restructuring Plan, we currently expect to recognize approximately $64.0 million in total restructuring and impairment costs, excluding valuation allowances of $13.1 million on certain deferred tax assets, primarily over the course of fiscal years 2009 and 2010. Of this expected total, we charged $53.7 million in fiscal year 2009 to the Consolidated Statement of Operations. These charges related to the 2009 Restructuring Plan include $47.1 million related to employee severance and termination benefit costs, $0.1 million related to lease commitments, $6.4 million related to fixed asset impairments, and $0.1 million related to other restructuring costs.

These $53.7 million restructuring and impairment charges related to the 2009 Restructuring Plan incurred through August 31, 2009 include cash costs totaling $47.3 million, of which $19.2 million was paid in fiscal year 2009. The cash costs of $47.3 million consist of employee severance and termination benefit costs of approximately $47.1 million, $0.1 million related to lease commitments, and approximately $0.1 million related to other restructuring costs. Non-cash costs of approximately $6.4 million primarily represent fixed asset impairment charges related to our restructuring activities.

At August 31, 2009, accrued liabilities of approximately $27.8 million related to the 2009 Restructuring Plan are expected to be paid over the next twelve months. The remaining liability of $3.0 million is expected to be paid primarily through fiscal year 2011.

Upon its completion, the 2009 Restructuring Plan is expected to yield annualized cost savings of approximately $55.0 million. The majority of these annual cost savings are expected to be reflected as a reduction in cost of revenue, with a small portion being reflected as a reduction of selling, general and administrative expense. These expected annualized cost savings reflect a reduction in employee expense of approximately $40.8 million, a reduction in depreciation expense of approximately $5.9 million, a reduction in lease commitment costs of approximately $0.1 million, a reduction of other manufacturing costs of approximately $4.8 million and a reduction of selling, general and administrative expenses of approximately $3.4 million. Of the $55.0 million of expected annualized cost savings, we have realized a cumulative annual cost savings of approximately $14.0 million by the end of the fourth quarter of fiscal year 2009.

As part of the 2009 Restructuring Plan, we have determined that it was more likely than not that certain deferred tax assets would not be realized as a result of the contemplated restructuring activities. Therefore, we recorded a valuation allowance of $13.1 million on deferred tax assets as a result of the 2009 Restructuring Plan. The valuation allowances are excluded from the restructuring and impairment charge of $53.7 million for fiscal year 2009 as they were recorded through the provision for income taxes on the Consolidated Statement of Operations.

b. 2006 Restructuring Plan

Upon the approval by our Board of Directors, we initiated a restructuring plan in the fourth quarter of fiscal year 2006 (the "2006 Restructuring Plan"). We have substantially completed restructuring activities under this plan and expect to incur the remaining costs over the remainder of fiscal year 2010 with certain contract termination costs to be incurred through fiscal year 2011.

We recorded a reversal of restructuring and impairment costs of $1.8 million during fiscal year 2009 and a charge of restructuring and impairment costs of $54.8 million in fiscal year 2008. The reversal of restructuring and impairment costs for fiscal year 2009 include $2.7 million related to less employee severance and termination benefit costs than originally anticipated, offset by additional lease commitment charges of $0.9 million.

At August 31, 2009, liabilities of approximately $4.2 million related to the 2006 Restructuring Plan are expected to be paid out over the next twelve months. The remaining liability of $4.0 million relates primarily to the charge for certain lease commitments and employee severance and termination benefits payments and is expected to be paid primarily during the remainder of fiscal year 2010 through fiscal year 2011.

As of August 31, 2009, as a result of the restructuring activities related to the 2006 Restructuring Plan, we expect to avoid annual costs of approximately $151.5 million that would otherwise have been incurred if the restructuring activities had not been completed. The expected avoided annual costs consist of a reduction in employee related expenses of approximately $137.7 million, a reduction in depreciation expense associated with impaired fixed assets of approximately $8.5 million, and a reduction in rent expense associated with leased buildings that have been vacated of approximately $5.3 million. The majority of these annual cost savings will be reflected as a reduction in cost of revenue, with a small portion being reflected as a reduction in selling, general and administrative expense. These annual costs savings are expected to be offset by decreased revenues associated with certain products that are approaching the end-of-life stage; decreased revenues as a result of shifting production to plants located in lower cost regions where competitive environmental pressures require that we pass those cost savings onto our customers; and incremental employee related costs expected to be incurred by those plants to which the production will be shifted. After considering these cost savings offsets, we began to realize the full net annualized cost savings of approximately $39.0 million during the third quarter of fiscal year 2009. For further discussion of the restructuring programs, see Note 10 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements.

Goodwill Impairment Charge. We recorded a non-cash goodwill impairment charge in the amount of $1.0 billion for fiscal year 2009 to reduce the carrying amount of our goodwill to its estimated fair value based upon the results of two interim impairment tests conducted during the first and second quarters of fiscal year 2009. We performed these impairment tests based upon a combination of factors, including a significant and sustained decline in our market capitalization below our carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand and illiquidity in the overall credit markets. The total goodwill impairment charge included $400.4 million in the Consumer reporting segment and $622.4 million in the EMS reporting segment. After recognition of these charges, no goodwill remained with the Consumer and EMS reporting units, respectively. A further significant and sustained decline in our stock price and market capitalization, a significant decline in our expected future cash flows, a significant adverse change in the business climate or slower growth rates, however, could result in the need to perform an impairment analysis under SFAS 142 in future periods. For further discussion of goodwill impairment charges recorded, see Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Long-Lived Assets."

Other Expense. We recorded other expense totaling $20.1 million and $11.9 million for the fiscal years ending August 31, 2009 and 2008, respectively. The increase in other expense was primarily due to recognizing a loss of $10.5 million on the extinguishment of $294.9 million of our 5.875% Senior Notes and recording a loss on the impairment of a note receivable for $4.2 million. This increase was primarily offset by a decrease in the loss on the sale of accounts receivable under our North American securitization program of $6.6 million which was primarily due to a decrease in the amount of receivables sold under the program during the fiscal year ended August 31, 2009, as well as a decrease in the interest rates during the period. The net cash proceeds available at any one time under the North American asset-backed securitization program was decreased from $280.0 million to $250.0 million during fiscal year 2009. For further discussion of our accounts receivable securitization program, see Note 2 — "Accounts Receivable Securitizations" to the Consolidated Financial Statements.

Interest Income. Interest income decreased to $7.4 million in fiscal year 2009 from $12.0 million in fiscal year 2008. The decrease was primarily due to lower overall interest rates during the year.

Interest Expense. Interest expense decreased to $82.2 million in fiscal year 2009 from $94.3 million in fiscal year 2008. The decrease was primarily a result of lower variable interest rates and lower utilization of the foreign asset-backed securitization program during the twelve months ended August 31, 2009 as compared to the same period in fiscal year 2008.

Income Taxes. Income tax expense reflects an effective tax rate of (16.0)% for fiscal year 2009, as compared to an effective tax rate of 16.0% for fiscal year 2008. The effective tax rate differs from the previous period due to the impairment of non-deductible goodwill and the corresponding valuation allowances against certain deferred tax assets that are no longer more likely than not to be realized. The tax rate is predominantly a function of the mix of tax rates in the various jurisdictions in which we do business. Most of our international operations have historically been taxed at a lower rate than in the U.S., primarily due to tax incentives granted to our sites in Brazil, China, Hungary, India, Malaysia and Poland that expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Fiscal Year Ended August 31, 2008 Compared to Fiscal Year Ended August 31, 2007

Net Revenue. Our net revenue increased 4.0% to $12.8 billion for fiscal year 2008, up from $12.3 billion in fiscal year 2007. The increase in our net revenue base year-over-year primarily represents stronger market share with our existing programs, organic growth from new and existing customers as vertical companies continue to convert to an outsourcing model, and additional sales related to certain recent business acquisitions. These increases were partially offset by decreased levels of production with a major customer in the mobility sector and reduced demand in certain other sectors due to a softening market. See Note 7 — "Business Acquisitions" to the Consolidated Financial Statements for discussion on our recent business acquisitions. Specific increases include a 40% increase in the sale of telecommunication products; a 20% increase in the sale of peripheral products; a 16% increase in the sale of other products; a 13% increase in aftermarket services; a 12% increase in the sale of networking products; and a 12% increase in the sale of computing and storage products. Specific decreases include a 23% decrease in the sale of mobility products; a 6% decrease in the sale of automotive products; a 5% decrease in the sale of display products; and a 1% decrease in the sale of instrumentation and medical products.

The following table sets forth, for the periods indicated, revenue by industry sector expressed as a percentage of net revenue. The distribution of revenue across our industry sectors has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: increased business from new and existing customers; fluctuations in customer demand; seasonality, especially in the consumer industry sectors; and increased growth in the automotive, consumer, and instrumentation and medical products industry sectors as more vertical companies are electing to outsource their production in these areas.

	2008	2007
EMS		
Automotive	4%	5%
Computing and storage	13%	11%
Instrumentation and medical	18%	19%
Networking	21%	20%
Telecommunications	6%	5%
Other	2%	2%
Total EMS	64%	62%
Consumer		
Display	7%	8%
Mobility	12%	16%
Peripherals	12%	10%
Total Consumer	31%	34%
AMS	5%	4%
Total	100%	100%

Foreign source revenue represented 79.6% of our net revenue for fiscal year 2008 and 78.8% of net revenue for fiscal year 2007.

Gross Profit. Gross profit increased to $867.8 million (6.8% of net revenue) for fiscal year 2008 from $812.0 million (6.6% of net revenue) for fiscal year 2007. The percentage increase from the prior fiscal year was partially due to factors that decreased gross profit in fiscal year 2007, but have since been resolved. The factors that contributed to decreased gross profit in fiscal year 2007 included inefficiencies in our consumer model which adversely impacted margins, shifting to a more integrated model with one customer and shifting to a more vertical solution that integrated our Green Point services for another significant customer. In addition, we have exited production of certain targeted products in the consumer sector.

Selling, General and Administrative. Selling, general and administrative expenses decreased to $491.3 million (3.8% of net revenue) from $492.0 million (4.0% of net revenue) for fiscal year 2007. The slight absolute dollar decrease was due to several factors including a $14.5 million decrease in legal and accounting expenses incurred during fiscal year 2007 related to the independent stock option review that was performed; a $14.0 million reversal of previously recognized stock-based compensation expense as a result of a change in estimate related to performance based restricted stock awards that are no longer expected to vest; and a decrease of $4.9 million in stock-based compensation expense incurred during fiscal year 2007 related to certain 2006 personal tax liabilities incurred by certain option holders who have exercised Section 409A affected options as defined under Internal Revenue Code Section 409A. These decreases were offset by an increase of $7.4 million as a result of Green Point being consolidated for a full year in fiscal year 2008; an increase of $13.1 million related to the NSN acquisition; and an increase of $13.1 million stock-based compensation expense associated with our annual grant of stock-based awards to employees.

R&D. R&D expenses for fiscal year 2008 decreased to $33.0 million (0.3% of net revenue) from $36.4 million (0.3% of net revenue) for fiscal year 2007. The decrease is attributed primarily to an increased level of customer-funded design projects, along with the repositioning of certain design resources to lower-cost regions.

Amortization of Intangibles. We recorded $37.3 million of amortization of intangibles in fiscal year 2008 as compared to $29.3 million in fiscal year 2007. The increase was primarily attributable to amortization of intangible assets resulting from our acquisitions consummated in fiscal year 2007, offset by certain fully amortized intangible assets. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets", Note 6 — "Goodwill and Other Intangible Assets" and Note 7 — "Business Acquisitions" to the Consolidated Financial Statements.

Restructuring and Impairment Charges. As mentioned in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Summary of Results," during the fourth quarter of fiscal year 2006, we initiated the 2006 Restructuring Plan. We have substantially completed restructuring activities and expect to incur the remaining costs over the course of fiscal year 2009 with certain contract termination costs to be incurred through fiscal year 2011.

For fiscal year 2008, the 2006 Restructuring Plan resulted in restructuring and impairment charges of $54.8 million consisting of employee severance and benefit costs of approximately $46.7 million, costs related to lease commitments of approximately $7.3 million, fixed asset impairments of approximately $0.3 million and other restructuring costs of approximately $0.5 million.

For fiscal year 2007, the 2006 Restructuring Plan resulted in restructuring and impairment charges of $72.4 million, consisting of employee severance and benefit costs of approximately $31.3 million, costs related to lease commitments of approximately $2.7 million, fixed asset impairments of approximately $45.6 million and other restructuring costs of approximately $1.1 million, offset by $8.3 million of proceeds received in connection with facility closure costs.

Through August 31, 2008, the 2006 Restructuring Plan has resulted in restructuring and impairment charges of $209.1 million. These charges include cash costs totaling $160.2 million, of which $1.5 million was paid in the fourth fiscal quarter of 2006, $64.8 million was paid in fiscal year 2007 and $57.2 million was paid in fiscal year 2008. The cash costs consist of employee severance and benefits costs of approximately $146.4 million, costs related to lease commitments of approximately $20.0 million and other restructuring costs of $2.1 million. These cash costs were offset by $8.3 million of cash proceeds received in connection with a facility closure. Non-cash costs of approximately $48.9 million primarily represent fixed asset impairment charges related to our restructuring activities.

Other Expense. We recorded other expense on the sale of accounts receivable under our North American securitization program totaling $11.9 million and $15.9 million for the fiscal years ending August 31, 2008 and 2007, respectively. The decrease in other expense was primarily due to a decrease in the amount of receivables sold under the program during the fiscal year ended August 31, 2008. For further discussion of our accounts receivable securitization program, see Note 2 — "Accounts Receivable Securitizations" to the Consolidated Financial Statements.

Interest Income. Interest income decreased to $12.0 million in fiscal year 2008 from $14.5 million in fiscal year 2007. The decrease was primarily due to lower interest yields on operating cash, cash deposits and cash equivalents.

Interest Expense. Interest expense increased to $94.3 million in fiscal year 2008 from $86.1 million in fiscal year 2007. The increase was primarily a result of higher overall average debt levels due to acquisition related debt being outstanding for a full fiscal year.

Income Taxes. Income tax expense reflects an effective tax rate of 16.0% for fiscal year 2008, as compared to an effective tax rate of 22.6% for fiscal year 2007. The decrease is primarily a result of increased income in jurisdictions with lower tax rates. The tax rate is predominantly a function of the mix of tax rates in the various jurisdictions in which we do business. Our international operations have historically been taxed at a lower rate than in the U.S., primarily due to tax incentives, including tax holidays, granted to our sites in Brazil, China, Hungary, India, Malaysia and Poland that expire at various dates through 2017. Such tax holidays are subject to conditions with which we expect to continue to comply. See "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Quarterly Results (Unaudited)

The following table sets forth certain unaudited quarterly financial information for the 2009 and 2008 fiscal years. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere, and all necessary adjustments (consisting of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Fiscal Year 2009				Fiscal Year 2008			
	Aug. 31, 2009	May 31, 2009	Feb. 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007
	(In thousands, except per share data)							
Net revenue	$2,799,528	$2,615,101	$2,887,400	$3,382,509	$3,264,874	$3,088,269	$3,058,613	$3,367,947
Cost of revenue	2,608,561	2,466,512	2,731,854	3,158,796	3,034,874	2,878,087	2,870,708	3,128,233
Gross profit	190,967	148,589	155,546	223,713	230,000	210,182	187,905	239,714
Selling, general and administrative	127,807	125,419	111,053	131,662	123,707	126,557	124,910	116,150
Research and development	8,714	7,198	5,754	5,655	8,603	8,006	9,863	6,512
Amortization of intangibles	7,719	7,612	7,673	8,035	9,653	9,058	9,722	8,855
Restructuring and impairment charges	3,582	16,167	31,524	621	262	3,470	41,789	9,287
Goodwill impairment charges	—	—	705,121	317,700	—	—	—	—
Operating (loss) income	43,145	(7,807)	(705,579)	(239,960)	87,775	63,091	1,621	98,910
Other expense	15,942	948	857	2,364	2,087	2,010	3,320	4,485
Interest income	(2,112)	(1,087)	(1,920)	(2,307)	(2,759)	(3,051)	(3,152)	(3,052)
Interest expense	19,393	19,043	20,077	23,734	23,807	21,213	23,711	25,585
(Loss) income before income taxes and minority interest	9,922	(26,711)	(724,593)	(263,751)	64,640	42,919	(22,258)	71,892
Income tax (benefit) expense	3,989	2,528	142,018	12,363	7,729	4,657	3,102	9,631
Minority interest, net of tax	426	(477)	(511)	(257)	(580)	(183)	(1,315)	260
Net (loss) income	$ 5,507	$ (28,762)	$ (866,100)	$ (275,857)	$ 57,491	$ 38,445	$ (24,045)	$ 62,001
(Loss) earnings per share:								
Basic	$ 0.03	$ (0.14)	$ (4.19)	$ (1.34)	$ 0.28	$ 0.19	$ (0.12)	$ 0.30
Diluted	$ 0.03	$ (0.14)(1)	$ (4.19)(1)	$ (1.34)(1)	$ 0.28	$ 0.19	$ (0.12)(1)	$ 0.30
Common shares used in the calculations of (loss)/earnings per share:								
Basic	207,696	207,190	206,711	206,411	205,889	205,463	205,082	204,649
Diluted	208,846	207,190	206,711	206,411	206,804	206,077	205,082	206,605

(1) For the three months ended May 31, 2009, February 28, 2009, November 30, 2008 and February 29, 2008 all outstanding stock options, stock appreciation rights and restricted stock awards are not included in the computation of diluted earnings per share because the Company was in a loss position.

The following table sets forth, for the periods indicated, certain financial information stated as a percentage of net revenue:

	Fiscal Year 2009				Fiscal Year 2008			
	Aug. 31, 2009	May 31, 2009	Feb. 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	93.2	94.3	94.6	93.4	93.0	93.2	93.9	92.9
Gross profit	6.8	5.7	5.4	6.6	7.0	6.8	6.1	7.1
Selling, general and administrative	4.6	4.8	3.8	3.9	3.8	4.1	4.0	3.4
Research and development	0.3	0.3	0.2	0.2	0.3	0.3	0.3	0.2
Amortization of intangibles	0.3	0.3	0.3	0.2	0.3	0.3	0.3	0.3
Restructuring and impairment charges	0.1	0.6	1.1	0.0	0.0	0.1	1.4	0.3
Goodwill impairment charges	0.0	0.0	24.4	9.4	0.0	0.0	0.0	0.0
Operating income	1.5	(0.3)	(24.4)	(7.1)	2.6	2.0	0.1	2.9
Other expense	0.6	0.0	0.0	0.1	0.1	0.1	0.1	0.1
Interest income	(0.1)	0.0	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Interest expense	0.7	0.7	0.7	0.7	0.7	0.7	0.8	0.8
Income (loss) before income taxes and minority interest	0.3	(1.0)	(25.1)	(7.8)	1.9	1.3	(0.7)	2.1
Income tax (benefit) expense	0.1	0.1	4.9	0.4	0.1	0.1	0.1	0.3
Minority interest, net of tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—
Net income (loss)	0.2%	(1.1)%	(30.0)%	(8.2)%	1.8%	1.2%	(0.8)%	1.8%

Acquisitions and Expansion

We have made a number of acquisitions that were accounted for using the purchase method of accounting. Our consolidated financial statements include the operating results of each business from the date of acquisition. See "Risk Factors — We may not achieve expected profitability from our acquisitions." For further discussion of our recent and planned acquisitions, see Note 7 — "Business Acquisitions" to the Consolidated Financial Statements.

Liquidity and Capital Resources

At August 31, 2009, we had cash and cash equivalent balances totaling $876.3 million, total notes payable, long-term debt and capital lease obligations of $1.2 billion and $1.0 billion available for borrowing under our revolving credit facilities and amounts available under our accounts receivable securitization programs.

The following table sets forth, for the fiscal year ended August 31 selected consolidated cash flow information (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net cash provided by operating activities	$ 557,309	$ 420,002	$ 183,889
Net cash used in investing activities	(286,175)	(384,720)	(1,054,422)
Net cash (used in) provided by financing activities	(195,913)	85,000	715,140
Effect of exchange rate changes on cash	28,128	(10,984)	45,455
Net increase (decrease) in cash and cash equivalents	$ 103,349	$ 109,298	$ (109,938)

Net cash provided by operating activities for the fiscal year ended August 31, 2009 was approximately $557.3 million. This resulted primarily from a $1.0 billion non-cash goodwill impairment charge, $292.0 million in non-cash depreciation and amortization expense, a $51.9 million restructuring and impairment charge, a decrease of $169.7 million in trade accounts receivable, a $283.8 million decrease in inventories, a change in deferred income taxes of $102.4 million principally related to valuation allowances recorded against certain deferred tax assets and certain other items of net cash provided by operating activities offset by a $1.2 billion net loss and a decrease in accounts payable and accrued expenses of $292.7 million. The decrease in accounts payable and accrued expenses was primarily driven by the timing of purchases and cash payments and the reduction in sales levels during fiscal year 2009. The decrease in accounts receivable was predominately attributable to a reduction in sales levels and focused efforts to improve cash collections that was partially offset by reduced utilization of our securitization program. The decrease in inventories was primarily due to focused efforts during fiscal year 2009 to reduce inventory levels to better align with current customer demand.

Net cash used in investing activities for the fiscal year ended August 31, 2009 was $286.2 million. This consisted primarily of capital expenditures of $292.2 million for investments in capacity to support the ongoing production of new programs within the mobility sector and information and technology infrastructure and $4.2 million for cash payments related to recent business acquisitions. These expenditures were offset by $10.2 million of proceeds from the sale of property and equipment.

Net cash used in financing activities for the fiscal year ended August 31, 2009 was $195.9 million. This resulted from our receipt of approximately $4.3 billion of proceeds from borrowings under existing debt agreements, which primarily included an aggregate of $3.6 billion of borrowings under the revolving portion of the Credit Facility, $239.3 million of borrowings under our short-term Indian working capital facilities and $300.0 million of borrowings under the issuance of the 7.750% Senior Notes in the fourth quarter of fiscal year 2009. This was offset by repayments in an aggregate amount of $4.4 billion during fiscal year 2009, which primarily included $3.6 billion toward repayment of borrowings under the revolving portion of the Credit Facility, $274.4 million toward repayment of borrowings under our short-term Indian working capital facilities and $294.9 million toward the repayment of most of our 5.875% Senior Notes. We paid $59.6 million of dividends to stockholders during fiscal year 2009. We incurred $9.3 million in financing fees related to the extinguishment of our 5.875% Senior Notes and incurred $7.1 million in bond issuance costs related to the 7.750% Senior Notes that were issued in the fourth quarter of fiscal year 2009.

We may need to finance day-to-day working capital needs, as well as future growth and any corresponding working capital needs, with additional borrowings under our revolving credit facilities described below, as well as additional public and private offerings of our debt and equity. Currently, we have a shelf registration statement with the SEC registering the potential sale of an indeterminate amount of debt and equity securities in the future, from time to time, to augment our liquidity and capital resources.

During the second quarter of fiscal year 2004, we entered into an asset-backed securitization program with a bank, which originally provided for net cash proceeds at any one time of an amount up to $100.0 million on the sale of eligible trade accounts receivable of certain domestic operations. Subsequent to fiscal year 2004, several amendments have increased the net cash proceeds available at any one time under the securitization program up to an amount of $250.0 million and extended the program until March 17, 2010. Under this agreement, we continuously sell a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells an ownership interest in the receivables to a conduit, administered by an unaffiliated financial institution. This wholly-owned subsidiary is a separate bankruptcy-remote entity and its assets would be available first to satisfy the claims of the conduit. As the receivables sold are collected, we are able to sell additional receivables up to the maximum permitted amount under the program. The securitization program requires compliance with several financial covenants including an interest coverage ratio and debt to EBITDA ratio, as defined in the securitization agreements. For each pool of eligible receivables sold to the conduit, we retain a percentage interest in the face value of the receivables, which is calculated based on the terms of the agreement. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statement of Cash Flows. We continue to service, administer and collect the receivables sold under this program. We pay a fee on the unused portion of the facility ranging between 0.875% and 0.925% per annum based on the average daily unused aggregate capital during the period. Further, we pay a usage fee on the utilized portion of the facility equal to 1.75% per annum on the average daily outstanding aggregate capital during the immediately preceding calendar month. The securitization conduit and the investors in the conduit have no recourse to our assets for failure of debtors to pay when due. At August 31, 2009, we had sold $331.2 million of eligible trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, we received cash proceeds of $108.9 million and retained an interest in the receivables of approximately $222.3 million. In connection with the securitization program, we recognized pretax losses on the sale of receivables of approximately $5.3 million, $11.9 million, and $15.9 million during fiscal the years ended August 31, 2009, 2008, and 2007, respectively, which are recorded as other expense on the Consolidated Statement of Operations.

During the first quarter of fiscal year 2005, we entered into an agreement with an unrelated third-party for the factoring of specific trade accounts receivable of a foreign subsidiary. Under the terms of the factoring agreement, we transfer ownership of eligible trade accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the account less a discount. The discount is recorded as a loss on the Consolidated Statement of Operations in the period of the sale. In April 2009, the factoring agreement was extended for a six month period. The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statement of Cash Flows. We continue to service, administer and collect the receivables sold under this program. The third-party purchaser has no recourse to our assets for failure of debtors to pay when due. At August 31, 2009, we had sold $18.1 million of trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, we received cash proceeds of $18.0 million. The resulting loss on trade accounts receivable sold under this factoring agreement was $0.1 million, $0.2 million and $0.2 million for fiscal years 2009, 2008 and 2007, respectively.

Notes payable, long-term debt and long-term lease obligations outstanding at August 31, 2009 and 2008 are summarized below (in thousands):

	August 31, 2009	August 31, 2008
5.875% Senior Notes due 2010(a)	$ 5,064	$ 298,198
7.750% Senior Notes due 2016(b)	300,063	—
8.250% Senior Notes due 2018(c)	396,758	396,377
Short-term factoring debt(d)	1,468	617
Borrowings under credit facilities(e)	21,313	55,579
Borrowings under loans(f)	384,485	447,647
Securitization program obligations(g)	125,291	170,975
Miscellaneous borrowings	6	17
Total notes payable, long-term debt and long-term lease obligations	$1,234,448	$1,369,410
Less current installments of notes payable, long-term debt and long-term lease obligations	197,575	269,937
Notes payable, long-term debt and long-term lease obligations, less current installments	$1,036,873	$1,099,473

(a) During the fourth quarter of fiscal year 2003, we issued a total of $300.0 million, seven-year, publicly-registered 5.875% Senior Notes (the "5.875% Senior Notes") at 99.803% of par, resulting in net proceeds of approximately $297.2 million. The 5.875% Senior Notes mature on July 15, 2010 and pay interest semiannually on January 15 and July 15. We are subject to covenants such as: limitation upon our consolidation, merger or sale; limitation upon our liens; limitation upon our sales and leasebacks; limitation upon our subsidiaries' funded debt; limitation on guarantees given by our subsidiaries for our indebtedness; our corporate existence; reports; and compliance and notice requirements. During the fourth quarter of fiscal year 2009, we repurchased $294.9 million in aggregate principal amount of the 5.875% Senior Notes, pursuant to a public cash tender offer, in which we also paid an early tender premium, accrued interest and associated fees and expenses. The extinguishment of those 5.875% Senior Notes that were validly tendered resulted in a charge of $10.5 million which was recorded to other expense in the Consolidated Statement of Operations for the twelve months ended August 31, 2009.

(b) During the fourth quarter of fiscal year 2009, we completed our offering of $312.0 million in aggregate principal amount of publicly-registered 7.750% senior unsecured notes (the "7.750% Senior Notes"). The net proceeds from the offering were $300.0 million. The 7.750% Senior Notes will mature on July 15, 2016. Interest on the 7.750% Senior Notes is payable on January 15 and July 15 of each year, beginning on January 15, 2010. The 7.750% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to such covenants as limitations on our and/or our subsidiaries' ability to: create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to our "restricted subsidiaries"); guarantee any of our indebtedness (which only applies to our subsidiaries); and consolidate or merge with, or convey, transfer or lease all or substantially all our assets to, another person. We are also subject to a covenant regarding our repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(c) During the second and third quarters of fiscal year 2008, we completed our offerings of $250.0 million and $150.0 million, respectively, in aggregate principal amount of 8.250% senior unsecured unregistered notes due March 15, 2018, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, we completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.25% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes will mature on March 15, 2018. Interest on the 8.250% Senior Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2008. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

We are subject to certain covenants limiting our ability and/or our subsidiaries' ability to: create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); guarantee any of our indebtedness (which only applies to our subsidiaries); and consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person. We are also subject to a covenant regarding our repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

During the fourth quarter of fiscal year 2007, we entered into forward interest rate swap transactions to hedge the fixed interest rate payments for an anticipated debt issuance. The swaps were accounted for as a cash flow hedge under SFAS 133. The notional amount of the swaps was $400.0 million. Concurrently with the pricing of the first $250.0 million of the 8.250% Senior Notes, we settled $250.0 million of the swaps by our payment of $27.5 million. We also settled the remaining $150.0 million of swaps during the second quarter of fiscal year 2008 by our payment of $15.6 million. As a result, we settled the amount recognized as a current liability on our Consolidated Balance Sheets. We also recorded $0.7 million in interest expense (as ineffectiveness) in the Consolidated Statement of Operations during the three months ended February 29, 2008, with the remainder recorded in accumulated other comprehensive income, net of taxes, in our Consolidated Balance Sheets. On May 19, 2008, we issued the remaining $150.0 million of 8.250% Senior Notes and recorded no additional interest expense (as ineffectiveness) in the Consolidated Statement of Operations. The effective portion of the swaps remaining on our Consolidated Balance Sheets will be amortized to interest expense on the Consolidated Statement of Operations over the life of the 8.250% Senior Notes.

(d) During the fourth quarter of fiscal year 2007 and the fourth quarter of fiscal year 2009, we entered into separate agreements with an unrelated third party for the factoring of specific trade accounts receivable of a foreign subsidiary. The factoring of trade accounts receivable under these agreements does not meet the criteria for recognition as a sale in accordance with SFAS 140. Under the terms of these agreements, we transfer ownership of eligible trade accounts receivable to the third party purchaser in exchange for cash, however, as these transactions do not qualify as a sale, the relating trade accounts receivable are included in our Consolidated Balance Sheets until the cash is received by the purchaser from our customer for the trade accounts receivable. We had an outstanding liability of $1.5 million and $0.6 million on our Consolidated Balance Sheets at August 31, 2009 and 2008, respectively related to these agreements.

(e) Various of our foreign subsidiaries have entered into several credit facilities to finance their future growth and any corresponding working capital needs. These credit facilities are denominated in various foreign currencies, including Indian rupees, as well as U.S. dollars. At August 31, 2009, only one such facility was outstanding in the amount of $21.3 million, which incurs interest at a variable rate of 3.91%.

(f) During the third quarter of fiscal year 2005, we negotiated a five-year, 400.0 million Indian rupee construction loan for an Indian subsidiary with an Indian branch of a global bank. Under the terms of the loan, we pay interest on outstanding borrowings based on a fixed rate of 7.45%. The construction loan expires on April 15, 2010 and all outstanding borrowings are then due and payable. The 400.0 million Indian rupee principal outstanding is equivalent to approximately $8.2 million based on currency exchange rates at August 31, 2009.

During the third quarter of fiscal year 2005, we negotiated a five-year, 25.0 million Euro construction loan for a Hungarian subsidiary with a Hungarian branch of a global bank. Under the terms of the loan facility, we pay interest on outstanding borrowings based on the Euro Interbank Offered Rate plus a spread of 0.925%. Quarterly principal repayments began in September 2006 to repay the amount of proceeds drawn under the construction loan. The construction loan expires on April 13, 2010. At August 31, 2009, borrowings of 4.3 million Euros (approximately $6.2 million based on currency exchange rates at August 31, 2009) were outstanding under the construction loan.

During the second quarter of fiscal year 2007, we entered into a three-year loan agreement to borrow $20.3 million from a software vendor in connection with various software licenses that we purchased from them. The software licenses were capitalized and are being amortized over a three-year period. The loan agreement is non-interest bearing and payments are due quarterly through October 2009. At August 31, 2009, $1.7 million is outstanding under this loan agreement.

Through the acquisition of a Taiwanese subsidiary in fiscal year 2007, we assumed certain liabilities, including short and long term debt obligations totaling approximately $102.2 million at the date of acquisition. At August 31, 2009, approximately $5.8 million of debt is outstanding under these short-term mortgage and credit facilities, with current interest rates ranging from 2.1% to 2.4%. At August 31, 2009, approximately $0.4 million of fixed assets, including buildings and land, were pledged as collateral on the mortgage facility outstanding. At August 31, 2009, approximately $0.1 million of long term debt is outstanding and is classified as long term on the Consolidated Balance Sheets. The long-term debt amount represents a credit facility outstanding and denominated in New Taiwan dollars which will mature in fiscal year 2011 and incurs interest at a rate that fluctuates based upon changes in various base rate interest rates.

During the fourth quarter of fiscal year 2007, we entered into the five-year Credit Facility. This agreement provides for a revolving credit portion in the initial amount of $800.0 million, subject to potential increases up to $1.0 billion, and provides for a term portion in the amount of $400.0 million. Some or all of the lenders under the Credit Facility and their affiliates have various other relationships with us and our subsidiaries involving the provision of financial services, including cash management, loans, letter of credit and bank guarantee facilities, investment banking and trust services. We, along with some of our subsidiaries, have entered into foreign exchange contracts and other derivative arrangements with certain of the lenders and their affiliates. In addition, many, if not most, of the agents and lenders under the Credit Facility held positions as agent and/or lender under our old revolving credit facility and the Bridge Facility. The revolving credit portion of the Credit Facility terminates on July 19, 2012, and the term loan portion of the Credit Facility requires payments of principal in annual installments of $20.0 million each, with a final payment of the remaining principal due on July 19, 2012. Interest and fees on Credit Facility advances are based on our unsecured long-term indebtedness rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0% to 0.75% above the base rate or 0.375% to 1.75% above the Eurocurrency rate, where the base rate represents the greater of Citibank, N.A.'s prime rate or 0.50% above the federal funds rate, and the Eurocurrency rate represents the applicable London Interbank Offered Rate, each as more fully defined in this credit agreement. Fees include a facility fee based on the revolving credit commitments of the lenders, a letter of credit fee based on the amount of outstanding letters of credit, and a utilization fee to be added to the revolving credit interest rate and any letter of credit fee during any period when the aggregate amount of outstanding advances and letters of credit exceeds 50% of the total revolving credit commitments of the lenders. Based on our current senior unsecured long-term indebtedness rating as determined by S&P and Moody's, the current rate of interest (including the applicable facility and utilization fee) on a full draw under the revolving credit would be 0.275% above the base rate or 0.875% above the Eurocurrency rate, and the current rate of interest on the term portion would be the base rate or 0.875% above the Eurocurrency rate. We, along with our subsidiaries, are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the credit agreement) to (b) Consolidated EBITDA (as defined in the credit agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, debt and loss on sales of trade accounts receivables pursuant to our securitization program. In addition, we are subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc; payment of taxes, etc; maintenance of insurance; preservation of corporate existence, etc; visitation rights; keeping of books; maintenance of properties, etc; transactions with affiliates; and reporting requirements (collectively referred to herein as "Restrictive Financial Covenants"). During fiscal year 2009, we borrowed $3.6 billion against the revolving credit portion of the Credit Facility. These borrowings were repaid in full during the fiscal year. A draw in the amount of $400.0 million has been made under the term portion of the Credit Facility and $360.0 million remains outstanding at August 31, 2009

In addition to the loans described above, at August 31, 2009, we have additional loans outstanding to fund working capital needs. These additional loans total approximately $2.5 million and are denominated in Euros. The loans are due and payable within 12 months and are classified as short term on the Consolidated Balance Sheets.

(g) On April 7, 2008, we entered into a foreign asset-backed securitization program with a bank conduit. In connection with the foreign securitization program certain of our foreign subsidiaries sell, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrows up to $200.0 million from the bank conduit to purchase those receivables and in which it grants security interests as collateral for the borrowings. The securitization program is accounted for as a borrowing under SFAS 140. The loan balance is calculated based on the terms of the securitization program agreements. The foreign securitization program requires compliance with several covenants including a limitation on certain corporate actions such as mergers, consolidations and sale of substantially all assets. We pay interest at designated commercial paper rates plus a spread. The foreign securitization program expires on March 18, 2010. At August 31, 2009, we had $125.3 million of debt outstanding under the program. In addition, we incurred interest expense of $3.9 million and $2.8 million in our Consolidated Statement of Operations during the twelve months ended August 31, 2009 and 2008, respectively.

At August 31, 2009, our principal sources of liquidity consisted of cash, available borrowings under our credit facilities and our asset-backed securitization programs.

At August 31, 2009 and 2008, we were in compliance with all Restrictive Financial Covenants under the Credit Facility and our securitization programs.

Our working capital requirements and capital expenditures could continue to increase in order to support future expansions of our operations through construction of greenfield operations or acquisitions. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

We currently anticipate that during the next twelve months, our capital expenditures will be in the range of $175.0 million to $225.0 million, principally for maintenance levels of machinery and equipment, machinery and equipment for new business and for information technology infrastructure upgrades. We believe that our level of resources, which include cash on hand, available borrowings under our revolving credit facilities, additional proceeds available under our accounts receivable securitization program and funds provided by operations, will be adequate to fund these capital expenditures, the payment of any declared quarterly dividends, payments for current and future restructuring activities, and our working capital requirements for the next twelve months. Our $250.0 million U.S. asset-backed securitization program and our $200.0 million foreign asset-backed securitization program expire, however, in March 2010 and we may be unable to renew one or both of them.

Should we desire to consummate significant additional acquisition opportunities or undertake significant additional expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

Our contractual obligations for short and long-term debt arrangements, future interest on notes payable and long-term debt, future minimum lease payments under non-cancelable operating lease arrangements estimated future benefit plan payments and capital commitments as of August 31, 2009 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. We generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding purchase commitment from our customer. Non-cancelable purchase orders do not typically extend beyond the normal lead time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Contractual Obligations					
Notes payable, long-term debt and long-term lease obligations	$1,234,448	$197,575	$340,051	$ —	$696,822
Future interest on notes payable and long-term debt	465,675	61,946	123,881	115,631	164,217
Operating lease obligations	187,343	51,466	65,972	43,846	26,059
Estimated future benefit payments to plan	57,066	4,679	9,556	10,197	32,634
Total contractual cash obligations	$1,944,532	$315,666	$539,460	$169,674	$919,732

(a) During the first fiscal quarter of 2009, the Company committed $10.0 million to an independent private equity limited partnership which invests in companies that address resource limits in energy, water and materials (commonly referred to as the CleanTech sector). Of that amount, the Company has invested $2.0 million at August 31, 2009. The remaining commitment of $8.0 million is callable over the next five years by the general partner. As the timing of capital calls have no specified dates, this commitment has been excluded from the above table as we cannot currently determine when such commitment calls will occur.

(b) At August 31, 2009, we have $4.3 million recorded as a current liability for uncertain tax positions under FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"). We are not able to reasonably estimate the timing of long-term payments, or the amount by which our liability will increase or decrease over time; therefore, the long-term portion of our FIN 48 liability of $78.3 million has not been included in the contractual obligations table.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risks

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We enter into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations denominated in a currency other than the functional currency of the respective operating entity. All derivative instruments are recorded on the Consolidated Balance Sheets at their respective fair market values in accordance with SFAS 133. Except for certain foreign currency contracts, with a notional amount outstanding at August 31, 2009 of $29.3 million and a fair value of $1.0 million, which are recorded in prepaid and other current assets at August 31, 2009, we have elected not to prepare and maintain the documentation required for the transactions to qualify as accounting hedges and, therefore, changes in fair value are recorded in the Consolidated Statement of Operations.

The aggregate notional amount of outstanding contracts at August 31, 2009 that do not qualify as accounting hedges was $841.0 million. The fair value of these contracts amounted to a $9.9 million asset recorded in prepaid and other current assets and a $5.5 million liability recorded in accrued expenses on the Consolidated Balance Sheets. The forward contracts will generally expire in less than four months, with five months being the maximum term of the contracts outstanding at August 31, 2009. Upon expiration of the contracts, the change in fair value will be reflected in cost of revenue on the Consolidated Statement of Operations. The forward contracts are denominated in British pounds, Chinese yuan renminbi, Euros, Hungarian forints, Indian Rupee, Japanese yen, Malaysian ringgits, Mexican pesos, Polish Zloty, Singapore dollars, Taiwanese dollars and U.S. dollars.

Interest Rate Risk

A portion of our exposure to market risk for changes in interest rates relates to our domestic investment portfolio. We do not use derivative financial instruments in our investment portfolio. We place cash and cash equivalents with various major financial institutions. We protect our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate these risks by generally investing in investment grade securities and by frequently positioning the portfolio to try to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio typically includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. At August 31, 2009, there were no significant outstanding investments.

We pay interest on several of our outstanding borrowings at interest rates that fluctuate based upon changes in various base interest rates. There were $512.8 million in borrowings outstanding under these facilities at August 31, 2009. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 8 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations" to the Consolidated Financial Statements for additional information regarding our outstanding debt obligations.

In the second quarter of fiscal year 2009, we entered into an interest rate swap related to $100.0 million of our variable rate debt. The swap is accounted for as a cash flow hedge under SFAS 133. The interest rate swap transaction effectively locks in a fixed interest rate for variable rate interest payments that are expected to be made from January 28, 2009 through January 28, 2010. Under the terms of the swap, we will pay a fixed rate and will receive a variable rate based on the one month USD LIBOR rate plus a credit spread.

Item 8. Financial Statements and Supplementary Data

Certain information required by this item is included in Item 7 of Part II of this Report under the heading "Quarterly Results" and is incorporated into this item by reference. All other information required by this item is included in Item 15 of Part IV of this Report and is incorporated into this item by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with our accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by Rules 13a-15 and 15d-15 under the Exchange Act (the "Evaluation"), under the supervision and with the participation of our President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Exchange Act ("Disclosure Controls") as of August 31, 2009. Based on the Evaluation, our CEO and CFO concluded that the design and operation of our Disclosure Controls were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to our senior management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of August 31, 2009. Management's report on internal control over financial reporting as of August 31, 2009 is incorporated herein at Item 15.

(c) Changes in Internal Control over Financial Reporting

For our fiscal quarter ended August 31, 2009, we did not identify any modifications to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our internal control over financial reporting, including our internal control documentation and testing efforts, remain ongoing to ensure continued compliance with the Exchange Act. For our fiscal quarter ended August 31, 2009, we identified certain internal controls that management believed should be modified to improve them. These improvements include further formalization of policies and procedures, improved segregation of duties, additional information technology system controls and additional monitoring controls. We are making improvements to our internal control over financial reporting as a result of our review efforts. We have reached our conclusions set forth above, notwithstanding those improvements and modifications.

(d) Limitations on the Effectiveness of Controls and other matters

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusions set forth above on our disclosure controls and procedures and our internal control over financial reporting.

(e) CEO and CFO Certifications

Exhibits 31.1 and 31.2 are the Certifications of the CEO and the CFO, respectively. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors, Audit Committee and Audit Committee Financial Expert

Information regarding our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth under the captions "Proposal No. 1: Election of Directors" and "Corporate Governance and Board of Directors Matters" in our Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2009.

Executive Officers

Information regarding our executive officers is included in Item 1 of Part I of this Report under the heading "Executive Officers of the Registrant" and is incorporated into this item by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16 (a) of the Exchange Act is hereby incorporated herein by reference from the section entitled "Other Information — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2009.

Codes of Ethics

We have adopted a senior code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. We have also adopted a general code of business conduct and ethics that applies to all of our directors, officers and employees. These codes are both posted on our website, which is located at *http://www.jabil.com*. Stockholders may request a free copy of either of such items in print form from:

Jabil Circuit, Inc.
Attention: Investor Relations
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716
Telephone: (727) 577-9749

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the code of ethics by posting such information on our website, at the address specified above. Similarly, we expect to disclose to stockholders any waiver of the code of business conduct and ethics for executive officers or directors by posting such information on our website, at the address specified above. Information contained in our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines, which are available on our website at *http://www.jabil.com*. Stockholders may request a copy of the Corporate Governance Guidelines from the address and phone number set forth above under "— Codes of Ethics."

Committee Charters

The charters for our Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee are available on our website at *http://www.jabil.com*. Stockholders may request a copy of each of these charters from the address and phone number set forth under "— Codes of Ethics."

Item 11. Executive Compensation

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Compensation" in our Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Other Information — Share Ownership by Principal Stockholders and Management" in our Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2009.

The following table sets forth certain information relating to our equity compensation plans as of August 31, 2009.

Equity Compensation Plan Information

Equity Compensation Plans Approved by Security Holders:	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
1992 Stock Option Plan	2,934,886	$22.46	NA
2002 Stock Option Plan	11,877,592	$22.47	4,476,315
2002 CSOP Plan	86,426	$17.98	398,691
2002 FSOP Plan	122,770	$23.88	253,090
2002 Employee Stock Purchase Plan	NA	NA	2,335,298
Restricted Stock Awards	10,201,552	NA	NA
Total	25,223,226		7,463,394

See Note 12 — "Stockholders' Equity" to the Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Certain Transactions" in our Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2009.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated by reference to the information set forth under the captions "Ratification of Appointment of Independent Registered Public Accounting Firm — Principal Accounting Fees and Services" and "— Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with SEC within 120 days after the end of our fiscal year ended August 31, 2009.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. *Financial Statements.* Our consolidated financial statements, and related notes thereto, with the independent registered public accounting firm reports thereon are included in Part IV of this report on the pages indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 60 of this report.

2. *Financial Statement Schedule.* Our financial statement schedule is included in Part IV of this report on the page indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 60 of this report. This financial statement schedule should be read in conjunction with our consolidated financial statements, and related notes thereto.

Schedules not listed in the Index to Consolidated Financial Statements and Schedule have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. *Exhibits.* See Item 15(b) below.

(b) *Exhibits.* The exhibits listed on the Exhibits Index are filed as part of, or incorporated by reference into, this Report.

(c) *Financial Statement Schedules.* See Item 15(a) above.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Jabil Circuit, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2009. Management based this assessment on the framework as established in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the effectiveness of its internal control over financial reporting.

Based on this assessment, management has concluded that, as of August 31, 2009, the Company maintained effective internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, issued an audit report on the effectiveness of the Company's internal control over financial reporting which follows this report.

October 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jabil Circuit, Inc.:

We have audited Jabil Circuit, Inc.'s internal control over financial reporting as of August 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jabil Circuit, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jabil Circuit, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the years in the three-year period ended August 31, 2009, and the related schedule, and our report dated October 22, 2009 expressed an unqualified opinion on those consolidated financial statements and the related schedule.

/s/ KPMG LLP

October 22, 2009
Tampa, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jabil Circuit, Inc.:

We have audited the accompanying consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the years in the three-year period ended August 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jabil Circuit, Inc. and subsidiaries as of August 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, effective September 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. As discussed in Note 9 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of August 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jabil Circuit, Inc.'s internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 22, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

October 22, 2009
Tampa, Florida
Certified Public Accountants

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	August 31, 2009	August 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 876,272	$ 772,923
Trade accounts receivable, net of allowance for doubtful accounts of $15,510 in 2009 and $10,116 in 2008 (note 2)	1,260,962	1,475,530
Inventories (note 3)	1,226,656	1,528,862
Prepaid expenses and other current assets (note 14)	247,795	293,070
Income taxes receivable	37,448	24,535
Deferred income taxes (note 4)	27,693	44,217
Total current assets	3,676,826	4,139,137
Property, plant and equipment, net of accumulated depreciation of $1,131,765 at August 31, 2009 and $1,079,719 at August 31, 2008 (note 5)	1,377,729	1,392,479
Goodwill (notes 6 and 7)	25,120	1,119,110
Intangible assets, net of accumulated amortization of $98,772 at August 31, 2009 and $87,242 at August 31, 2008 (notes 6 and 7)	131,168	172,835
Deferred income taxes (note 4)	49,673	155,508
Other assets	57,342	53,068
Total assets	$5,317,858	$7,032,137
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of notes payable, long-term debt and long-term lease obligations (note 8)	$ 197,575	$ 269,937
Accounts payable	1,938,009	2,218,969
Accrued compensation and employee benefits	208,562	230,608
Other accrued expenses (notes 9, 10, 11 and 14)	329,289	299,231
Income taxes payable	11,831	25,897
Deferred income taxes (note 4)	660	2,998
Total current liabilities	2,685,926	3,047,640
Notes payable, long-term debt and long-term lease obligations less current installments (note 8)	1,036,873	1,099,473
Other liabilities (notes 9 and 10)	70,124	71,442
Income tax liability (note 4)	78,348	81,044
Deferred income taxes (note 4)	4,178	9,409
Total liabilities	3,875,449	4,309,008
Minority interest	7,247	7,404
Commitments and contingencies (note 11)		
Stockholders' equity (note 12):		
Preferred stock, $.001 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.001 par value, authorized 500,000,000 shares; issued and outstanding 208,022,841 shares in 2009, and 206,380,171 shares in 2008	217	215
Additional paid-in capital	1,455,214	1,406,378
(Accumulated deficit) Retained earnings	(13,700)	1,210,417
Accumulated other comprehensive income	196,972	301,401
Treasury stock at cost, 8,683,917 in 2009 and 8,574,737 shares in 2008	(203,541)	(202,686)
Total stockholders' equity	1,435,162	2,715,725
Total liabilities and stockholders' equity	$5,317,858	$7,032,137

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share data)

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net revenue (note 13)	$11,684,538	$12,779,703	$12,290,592
Cost of revenue	10,965,723	11,911,902	11,478,562
Gross profit	718,815	867,801	812,030
Operating expenses:			
Selling, general and administrative	495,941	491,324	491,967
Research and development	27,321	32,984	36,381
Amortization of intangibles (note 6)	31,039	37,288	29,347
Restructuring and impairment charges (note 10)	51,894	54,808	72,396
Goodwill impairment charges (note 6)	1,022,821	—	—
Operating (loss) income	(910,201)	251,397	181,939
Other expense	20,111	11,902	15,888
Interest income	(7,426)	(12,014)	(14,531)
Interest expense	82,247	94,316	86,069
(Loss) income before income taxes and minority interest	(1,005,133)	157,193	94,513
Income tax expense (note 4)	160,898	25,119	21,401
Minority interest, net of income tax benefit of $(5), $(95) and $0, respectively	(819)	(1,818)	(124)
Net (loss) income	$(1,165,212)	$ 133,892	$ 73,236
(Loss) earnings per share (note 1):			
Basic	$ (5.63)	$ 0.65	$ 0.36
Diluted	$ (5.63)	$ 0.65	$ 0.35
Common shares used in the calculations of (loss) earnings per share:			
Basic	207,002	205,275	203,779
Diluted	207,002	206,158	206,972
Cash dividends declared per common share	$ 0.28	$ 0.28	$ 0.28

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net (loss) income	$(1,165,212)	$133,892	$ 73,236
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(104,771)	140,986	70,350
Change in fair market value of derivative instruments, net of tax	143	(17,017)	(7,190)
Change in minimum pension liability, net of tax	—	—	(2,098)
Net actuarial (loss) gains, net of tax	(3,738)	5,275	—
Net prior service cost, net of tax	(13)	(39)	—
Amortization of loss on hedge arrangements, net of tax	3,950	1,236	—
Comprehensive (loss) income	$(1,269,641)	$264,333	$134,298

As a result of adopting the recognition principles of SFAS 158 on August 31, 2007, the Company recorded a $3.2 million adjustment to accumulated other comprehensive income, net of a $1.3 million tax benefit. In accordance with SFAS 158, this adjustment has been excluded from the above presentation of comprehensive income for fiscal year 2007. See Note 9 — "Postretirement Benefits" for further discussion on the adoption of SFAS 158.

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except for share data)

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit)/Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
	Shares Outstanding	Par Value					
Balance at August 31, 2006	202,931,356	$211	$1,265,382	$ 1,116,035	$ 113,104	$(200,251)	$ 2,294,481
Shares issued upon exercise of stock options	860,328	1	12,751	—	—	—	12,752
Shares issued under employee stock purchase plan (note 12)	623,770	—	12,360	—	—	—	12,360
Exchange of share-based compensation awards in connection with business combination	—	—	182	—	—	—	182
Issuance and vesting of restricted stock awards	159,225	—	—	—	—	—	—
Recognition of stock-based compensation (note 12)	—	—	43,287	—	—	—	43,287
Tax benefit of options exercised	—	—	6,725	—	—	—	6,725
Declared dividends	—	—	—	(57,868)	—	—	(57,868)
Comprehensive income	—	—	—	73,236	61,062	—	134,298
Adjustment to initially adopt SFAS 158, net of tax	—	—	—	—	(3,206)	—	(3,206)
Balance at August 31, 2007	204,574,679	$212	$1,340,687	$ 1,131,403	$ 170,960	$(200,251)	$ 2,443,011
Shares issued upon exercise of stock options	652,300	2	5,928	—	—	—	5,930
Shares issued under employee stock purchase plan (note 12)	824,498	1	10,546	—	—	—	10,547
Exchange of share-based compensation awards in connection with business combination	—	—	(140)	—	—	—	(140)
Issuance and vesting of restricted stock awards	484,731	—	—	—	—	—	—
Purchases of treasury stock under employee stock plans	(156,037)	—	—	—	—	(2,435)	(2,435)
Recognition of stock-based compensation (note 12)	—	—	36,833	—	—	—	36,833
Tax benefit of options exercised	—	—	12,524	—	—	—	12,524
Declared dividends (note 12)	—	—	—	(58,813)	—	—	(58,813)
Comprehensive income	—	—	—	133,892	130,441	—	264,333
Adjustment to initially adopt FIN 48	—	—	—	3,935	—	—	3,935
Balance at August 31, 2008	206,380,171	$215	$1,406,378	$ 1,210,417	$ 301,401	$(202,686)	$ 2,715,725
Shares issued upon exercise of stock options (note 12)	1,160	—	66	—	—	—	66
Shares issued under employee stock purchase plan (note 12)	1,248,314	1	7,353	—	—	—	7,354
Exchange of share-based compensation awards in connection with business combination	—	—	28	—	—	—	28
Issuance and vesting of restricted stock awards (note 12)	502,376	1	—	—	—	—	1
Purchases of treasury stock under employee stock plans	(109,180)	—	—	—	—	(855)	(855)
Recognition of stock-based compensation (note 12)	—	—	42,249	—	—	—	42,249
Tax benefit of options exercised	—	—	(860)	—	—	—	(860)
Cumulative effect of change in accounting principle (note 9)	—	—	—	(836)		—	(836)
Declared dividends (note 12)	—	—	—	(58,069)	—	—	(58,069)
Comprehensive (loss)	—	—	—	(1,165,212)	(104,429)	—	(1,269,641)
Balance at August 31, 2009	208,022,841	$217	$1,455,214	$ (13,700)	$ 196,972	$(203,541)	$ 1,435,162

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended August 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net (loss) income	$(1,165,212)	$ 133,892	$ 73,236
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	291,997	276,311	239,702
Recognition of deferred grant proceeds	(82)	(13)	(13)
Amortization on loss of hedge arrangement	3,950	2,034	—
Amortization of bond issuance costs and discount	1,473	894	460
Loss on early extinguishment of debt	10,522	—	—
Minority interest, net of tax	(819)	(1,818)	43
Recognition of stock-based compensation	44,026	36,404	43,287
Deferred income taxes	102,375	(68,245)	(32,146)
Non-cash restructuring charges	51,894	54,810	72,396
Non-cash goodwill impairment charges	1,022,821	—	—
Provision (recovery) of allowance for doubtful accounts and notes receivables	12,685	(443)	7,956
Excess tax benefit (shortage) from options exercised	921	(12,524)	(6,725)
(Gain)/loss on sale of property	(45)	1,883	1,461
Change in operating assets and liabilities, exclusive of net assets acquired:			
Trade accounts receivable	169,741	(60,788)	126,017
Inventories	283,816	(27,602)	201,546
Prepaid expenses and other current assets	40,950	(45,541)	(82,793)
Other assets	(7,604)	(42,185)	7,486
Accounts payable and accrued expenses	(292,671)	120,891	(482,909)
Income taxes payable	(13,429)	52,042	14,885
Net cash provided by operating activities	557,309	420,002	183,889
Cash flows from investing activities:			
Cash paid for business and intangible asset acquisitions, net of cash acquired	(4,176)	(58,243)	(771,898)
Acquisition of property, plant and equipment	(292,238)	(337,502)	(302,190)
Proceeds from sale of property, plant and equipment	10,239	11,025	19,666
Net cash used in investing activities	(286,175)	(384,720)	(1,054,422)
Cash flows from financing activities:			
Borrowings under debt agreements	4,301,474	4,550,460	4,448,585
Payments toward debt agreements and capital lease obligations	(4,427,081)	(4,427,688)	(3,707,678)
Dividends paid to stockholders	(59,583)	(58,634)	(57,604)
Financing related costs	(9,300)	—	—
Bond issuance costs	(7,067)	(5,702)	—
Net proceeds from issuance of common stock under option and employee purchase plans	7,420	16,475	25,112
Treasury stock minimum tax withholding	(855)	(2,435)	—
Excess tax benefit (shortage) of options exercised	(921)	12,524	6,725
Net cash (used in) provided by financing activities	(195,913)	85,000	715,140
Effect of exchange rate changes on cash	28,128	(10,984)	45,455
Net increase (decrease) in cash and cash equivalents	103,349	109,298	(109,938)
Cash and cash equivalents at beginning of period	772,923	663,625	773,563
Cash and cash equivalents at end of period	$ 876,272	$ 772,923	$ 663,625
Supplemental disclosure information:			
Interest paid, net of capitalized interest	$ 81,641	$ 84,687	$ 96,892
Income taxes paid, net of refunds received	$ 73,302	$ 42,801	$ 31,458

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Jabil Circuit, Inc. (together with its subsidiaries, herein referred to as the "Company") is an independent provider of electronic manufacturing services and solutions. The Company provides comprehensive electronics design, production, product management and aftermarket services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. The Company's services combine a highly automated, continuous flow manufacturing approach with advanced electronic design and design for manufacturability technologies. The Company is headquartered in St. Petersburg, Florida and has manufacturing operations in the Americas, Europe and Asia.

Significant accounting policies followed by the Company are as follows:

a. Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts and operations of the Company, and its wholly-owned and majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in preparing the consolidated financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the information have been included. Certain amounts in the prior periods' financial statements have been reclassified to conform to current period presentation.

b. Use of Accounting Estimates

Management is required to make estimates and assumptions during the preparation of the consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements. They also affect the reported amounts of net (loss) income. Actual results could differ materially from these estimates and assumptions.

c. Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of 90 days or less to be cash equivalents for consolidated financial statement purposes. Cash equivalents consist of investments in money market funds, municipal bonds and commercial paper with original maturities of 90 days or less. At August 31, 2009 and 2008 there were $96.6 million and $0 million of cash equivalents outstanding, respectively. Management considers the carrying value of cash and cash equivalents to be a reasonable approximation of market value given the short-term nature of these financial instruments.

d. Inventories

Inventories are stated at the lower of cost (the first in, first out (FIFO) method for manufacturing operations and the average method for aftermarket services operations) or market.

e. Property, Plant and Equipment, net

Property, plant and equipment is capitalized at cost and depreciated using the straight-line depreciation method over the estimated useful lives of the respective assets. Estimated useful lives for major classes of depreciable assets are as follows:

Asset Class	Estimated Useful Life
Buildings	35 years
Leasehold improvements	Shorter of lease term or useful life of the improvement
Machinery and equipment	5 to 10 years
Furniture, fixtures and office equipment	5 years
Computer hardware and software	3 to 7 years
Transportation equipment	3 years

Certain equipment held under capital leases is classified as property, plant and equipment and the related obligation is recorded as long-term lease obligations on the Consolidated Balance Sheets. Amortization of assets held under capital leases is included in depreciation expense in the Consolidated Statements of Operations. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations as a component of operating (loss) income.

f. Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), and SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142") the Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over the estimated useful life. In accordance with SFAS 142, the Company tests goodwill for impairment at least annually or more frequently under certain circumstances, using a two-step method. The Company conducts this review during the fourth quarter of each fiscal year absent any triggering events. Furthermore, SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment at least annually, using a one-step fair value based approach or when certain indicators of impairment are present.

g. Impairment of Long-lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("SFAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If the carrying amount of an asset is not recoverable, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value which is generally determined as the present value of estimated future cash flows or as the appraised value.

h. Revenue Recognition

The Company's net revenue is principally derived from the product sales of electronic equipment built to customer specifications. The Company also derives revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from product sales and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. The Company assumes no significant obligations after product shipment. Taxes that are collected from the Company's customers and remitted to governmental authorities are presented in the Company's Consolidated Statement of Operations on a net basis.

i. Accounts Receivable

Accounts receivable consist of trade receivables, note receivables and miscellaneous receivables. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customer to make required payments. Bad debts are charged to this allowance after all attempts to collect the balance are exhausted. Allowances of $15.5 million and $10.1 million were recorded at August 31, 2009 and 2008, respectively. As the financial condition and circumstances of the Company's customers change, adjustments to the allowance for doubtful accounts are made as necessary.

j. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. The Company records a valuation allowance to reduce its deferred tax assets to the amounts that is more likely than not to be realized. The Company has considered future taxable income and ongoing feasible tax planning strategies in assessing the need for the valuation allowance.

In June of 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company as of September 1, 2007. As a result of the adoption of FIN 48, the Company recognized an increase to retained earnings of $3.9 million, an increase to goodwill of $3.4 million and a net decrease to accrued liabilities of $0.5 million at September 1, 2007.

k. (Loss) Earnings Per Share

The following table sets forth the calculation of basic and diluted (loss) earnings per share (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2009	2008	2007
Numerator:			
Net (loss) income	$(1,165,212)	$133,892	$ 73,236
Denominator:			
Weighted-average common shares outstanding — basic	207,002	205,275	203,779
Dilutive common shares issuable upon exercise of stock options, exercise of stock appreciation rights and employee stock plan purchases	—	619	2,170
Dilutive unvested common shares associated with restricted stock awards	—	264	1,023
Weighted-average shares outstanding — diluted	207,002	206,158	206,972
(Loss) earnings per common share:			
Basic	$ (5.63)	$ 0.65	$ 0.36
Diluted	$ (5.63)	$ 0.65	$ 0.35

In accordance with Statement of Financial Accounting Standards No. 128, *Earnings Per Share* ("SFAS 128"), no potential common shares relating to stock-based compensation awards have been included in the computation of diluted earnings per share as a result of the Company's net losses for the fiscal year ended August 31, 2009. The Company excluded from the computation of diluted earnings per share 13,862,160 common share equivalents, which consist of stock options and restricted stock awards, and 8,005,799 stock appreciation rights outstanding for the fiscal year ended August 31, 2009.

For the fiscal years ended August 31, 2008 and 2007, options to purchase 7,215,482 and 3,602,098 shares of common stock, respectively, were outstanding during the respective periods but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, their effect would be anti-dilutive as calculated under the treasury method promulgated by SFAS 128. In accordance with the contingently issuable shares provision of SFAS 128, 2,874,372 and 1,699,131 shares of performance-based, unvested common stock awards ("restricted stock") granted were not included in the calculation of earnings per share for the fiscal years ended August 31, 2008 and 2007, respectively, because all the necessary conditions for vesting have not been satisfied. In addition, for the fiscal years ended August 31, 2008 and 2007, 7,990,732 and 5,762,028 stock appreciation rights were not included in the calculation of diluted earnings per share because the shares considered repurchased with assumed proceeds were greater than the shares issuable or the exercise price was greater than the average market price; therefore, their effect would be anti-dilutive.

l. Foreign Currency Transactions

In accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation,* for the Company's foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, the assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported in other comprehensive income. Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in operating income.

m. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of financial instruments. On September 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157") which applies to financial assets and liabilities that are being measured and reported on a fair-value basis and expands disclosures about fair-value measurements. The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's existing fair-value measurement practices but requires disclosure of a fair-value hierarchy of inputs used to value an asset or a liability. The three levels of the fair-value hierarchy include: Level 1 — quoted market prices in active markets for identical assets and liabilities; Level 2 — inputs other than quoted market prices included in level 1 above that are observable for the asset or liability, either directly or indirectly; and Level 3 — unobservable inputs for the asset or liability.

None of the Company's financial assets or liabilities currently covered by the disclosure provisions of SFAS 157 are measured at fair value using significant unobservable inputs. The carrying amounts of cash and cash equivalents, trade accounts receivable, income taxes receivable, accounts payable, accrued expenses and income taxes payable approximate fair value because of the short-term nature of these financial instruments. Refer to Note 8 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations", Note 9 — "Postretirement Benefits" and Note 14 — "Derivative Financial Instruments and Hedging Activities" for disclosure surrounding the fair value of the Company's debt obligations, pension plan assets and derivative financial instruments, respectively.

n. Profit Sharing, 401(k) Plan and Defined Contribution Plans

The Company contributes to a profit sharing plan for all employees who have completed a 12-month period of service in which the employee has worked at least 1,000 hours. The Company provides retirement benefits to its domestic employees who have completed a 90-day period of service through a 401(k) plan that provides a Company matching contribution. Company contributions are at the discretion of the Company's Board of Directors. The Company also has defined contribution benefit plans for certain of its international employees primarily dictated by the custom of the regions in which it operates. In relation to these plans, the Company contributed approximately \$20.5 million, \$25.6 million, and \$24.3 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

o. Stock-Based Compensation

The Company accounts for stock-based payments in accordance with Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123R"). In accordance with SFAS 123R, the Company recognizes compensation expense, reduced for estimated forfeitures, on a straight-line basis over the requisite service period of the award, which is generally the vesting period for outstanding stock awards. The Company recorded \$44.0 million, \$36.4 million, and \$43.3 million of gross stock-based compensation expense, which is included in "selling, general and administrative expenses" in the Consolidated Statements of Operations for the fiscal years ended August 31, 2009, 2008, and 2007, respectively. The Company recorded tax effects related to the stock-based compensation expense of \$0.9 million, \$5.8 million, and \$10.8 million which is included in "income tax expense" in the Consolidated Statements of Operations for the fiscal years ended August 31, 2009, 2008 and 2007, respectively. Included in the compensation expense recognized by the Company is \$4.8 million, \$4.0 million and \$4.1 million related to the Company's employee stock purchase plan ("ESPP") in fiscal years 2009, 2008 and 2007, respectively. The Company capitalizes stock-based compensation costs related to awards granted to employees whose compensation costs are directly attributable to the cost of inventory. At August 31, 2009 and 2008, \$0.3 million and \$0.3 million, respectively, of stock-based compensation were classified as inventory costs on the Consolidated Balance Sheets.

Cash received from exercises under all share-based payment arrangements, including the Company's ESPP, for the fiscal year ended August 31, 2009, 2008 and 2007 was \$7.4 million, \$16.5 million, and \$25.1 million, respectively. The proceeds for the fiscal year ended August 31, 2009 and 2008 were offset by $0.9 million and $2.4 million, respectively, of restricted shares withheld by the Company to satisfy the minimum amount of its income tax withholding requirements. The market value of the restricted shares withheld was determined on the date that the restricted shares vested and resulted in the withholding of 109,180 shares and 156,037 shares during the twelve months ending August 31, 2009 and 2008, respectively, of the Company's common stock. The amounts have been classified as treasury stock on the Consolidated Balance Sheets. The Company currently expects to satisfy share-based awards with registered shares available to be issued.

As described in Note 11 — "Commitments and Contingencies," the Company is involved in a putative shareholder class action and has received a subpoena from the U.S. Attorney's office for the Southern District of New York in connection with certain historical stock option grants. The Company has cooperated and intends to continue to cooperate with the U.S. Attorney's office. The Company cannot, however, predict the outcome of the litigation or that investigation.

See Note 12 — "Stockholders' Equity" for further discussion of stock-based compensation expense.

p. Comprehensive (Loss) Income

The Company has adopted Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income. The Statement defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions.

Accumulated other comprehensive (loss) income consists of the following (in thousands):

	August 31,	
	2009	2008
Foreign currency translation adjustment	$238,706	$343,477
Actuarial loss, net of tax	(22,647)	(18,909)
Prior service cost, net of tax	(209)	(196)
Cash flow hedge mark to market adjustment, net of tax	(24,064)	(24,207)
Amortization of loss on hedge arrangements, net of tax	5,186	1,236
	$196,972	$301,401

The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2009 are net of a tax benefit of $2.6 million and $0.3 million, respectively. The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2008 are net of a tax benefit of $4.5 million and $0.2 million, respectively. The cash flow hedge mark to market adjustment and related amortization of loss on hedge arrangements recorded to accumulated other comprehensive income during the fiscal years ended August 31, 2009 and 2008 is net of tax benefits of $14.7 million and $14.8 million, respectively.

q. Derivative Instruments

The Company applies Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities,* ("SFAS 133"), as amended by Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133* and Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. In accordance with these standards, all derivative instruments are recorded on the balance sheets at their respective fair values. Generally, if a derivative instrument is designated as a cash flow hedge, the change in the fair value of the derivative is recorded in other comprehensive income to the extent the derivative is effective, and recognized in the statement of operations when the hedged item affects earnings. If a derivative instrument is designated as a fair value hedge, the change in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Changes in fair value of derivatives that are not designated as hedges are recorded in operations. Refer to Note 14 — "Derivative Financial Instruments and Hedging Activities" for further discussion surrounding the Company's derivative instruments.

r. Intellectual Property Guarantees

The Company's turnkey solutions products may compete against the products of original design manufacturers and those of electronic product companies, many of whom may own the intellectual property rights underlying those products. As a result, the Company could become subject to claims of intellectual property infringement. Additionally, customers for the Company's turnkey solutions services typically require that the Company indemnify them against the risk of intellectual property infringement. The Company has no liabilities recorded at August 31, 2009 related to intellectual property infringement claims.

2. Accounts Receivable Securitizations

a. North American Asset-Backed Securitization Program

In February 2004, the Company entered into an asset-backed securitization program with a bank, which originally provided for net cash proceeds at any one time of an amount up to $100.0 million on the sale of eligible trade accounts receivable of certain domestic operations. Subsequent to fiscal year 2004, several amendments have increased the net cash proceeds available at any one time under the securitization program up to an amount of $250.0 million. The sale of receivables under this securitization program is accounted for in accordance with Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)*, ("SFAS 140"). Under the agreement, the Company continuously sells a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells an ownership interest in the receivables to a conduit, administered by an unaffiliated financial institution. This wholly-owned subsidiary is a separate bankruptcy-remote entity and its assets would be available first to satisfy the creditor claims of the conduit. As the receivables sold are collected, the Company is able to sell additional receivables up to the maximum permitted amount under the program. The securitization program requires compliance with several financial covenants including an interest coverage ratio and debt to EBITDA ratio, as defined in the securitization agreement, as amended. The securitization agreement, as amended on March 18, 2009, expires on March 17, 2010.

For each pool of eligible receivables sold to the conduit, the Company retains a percentage interest in the face value of the receivables, which is calculated based on the terms of the agreement. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statement of Cash Flows. The Company is assessed a fee on the unused portion of the facility ranging between 0.875% and 0.925% per annum based on the average daily unused aggregate capital during the period. Further, a usage fee on the utilized portion of the facility is equal to 1.75% per annum on the average daily outstanding aggregate capital during the immediately preceding calendar month. The investors and the securitization conduit have no recourse to the Company's assets for failure of debtors to pay when due.

The Company continues servicing the receivables sold. No servicing asset is recorded at the time of sale because the Company does not receive any servicing fees from third parties or other income related to servicing the receivables. The Company does not record any servicing liability at the time of sale as the receivable collection period is relatively short and the costs of servicing the receivables sold over the servicing period are not significant. Servicing costs are recognized as incurred over the servicing period.

At August 31, 2009, the Company had sold $331.2 million of eligible trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, the Company received cash proceeds of $108.9 million and retained an interest in the receivables of approximately $222.3 million. In connection with the securitization program, the Company recognized pretax losses on the sale of receivables of approximately $5.3 million, $11.9 million, and $15.9 million during the fiscal years ended August 31, 2009, 2008 and 2007, respectively, which are recorded as other expense on the Consolidated Statement of Operations.

b. Foreign Asset-Backed Securitization Program

On April 7, 2008, the Company entered into an asset-backed securitization program with a bank conduit. In connection with the securitization program certain of its foreign subsidiaries sell, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrows up to $200.0 million from the bank conduit to purchase those receivables and in which it grants security interests as collateral for the borrowings. The securitization program is accounted for as a borrowing under SFAS 140. The loan balance is calculated based on the terms of the securitization program agreements. The securitization program requires compliance with several covenants including a limitation on certain corporate actions such as mergers, consolidations and sale of substantially all assets. The Company pays interest at designated commercial paper rates plus a spread. The securitization program was amended on March 19, 2009 to extend the expiration date to March 18, 2010.

At August 31, 2009, the Company had $125.3 million of debt outstanding under the program. In addition, the Company incurred interest expense of $3.9 million and $2.8 million recorded in the Company's Consolidated Statement of Operations during the twelve months ended August 31, 2009 and 2008, respectively.

c. Accounts Receivable Factoring Agreements

In October 2004, the Company entered into an agreement with an unrelated third-party for the factoring of specific trade accounts receivable of a foreign subsidiary. The factoring of trade accounts receivable under this agreement is accounted for as a sale in accordance with SFAS 140. Under the terms of the factoring agreement, the Company transfers ownership of eligible trade accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the account less a discount. The discount is recorded as a loss on the Consolidated Statement of Operations in the period of the sale. In April 2009, the factoring agreement was extended for a six month period.

The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statement of Cash Flows. The Company continues to service, administer and collect the receivables sold under this program. The third-party purchaser has no recourse to the Company's assets for failure of debtors to pay when due.

At August 31, 2009, the Company had sold $18.1 million of trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, the Company received cash proceeds of $18.0 million. The resulting loss on the sale of trade accounts receivable sold under this factoring agreement was $0.1 million, $0.2 million, and $0.2 million for the fiscal years ended August 31, 2009, 2008 and 2007.

In July 2007 and August 2009, the Company entered into separate agreements with an unrelated third party (the "Purchaser") for the factoring of specific trade accounts receivable of another foreign subsidiary. The factoring of trade accounts receivable under these agreements does not meet the criteria for recognition as a sale in accordance with SFAS 140. Under the terms of these agreements, the Company transfers ownership of eligible trade accounts receivable to the Purchaser in exchange for cash, however, as the transaction does not qualify as a sale, the relating trade accounts receivable are included in the Company's Consolidated Balance Sheets until the cash is received by the Purchaser from the Company's customer for the trade accounts receivable. The Company had an outstanding liability of approximately $1.5 million and $0.6 million, respectively on its Consolidated Balance Sheets at August 31, 2009 and 2008, respectively related to these agreements.

3. Inventories

Inventories consist of the following (in thousands):

	August 31, 2009	August 31, 2008
Raw materials	$ 878,739	$1,070,163
Work in process	208,266	277,699
Finished goods	139,651	181,000
	$1,226,656	$1,528,862

4. Income Taxes

Income tax expense amounted to $160.9 million, $25.1 million, and $21.4 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively (an effective rate of (16.0)%, 16.0%, and 22.6%, respectively). The actual expense differs from the "expected" tax (benefit) expense (computed by applying the U.S. federal corporate tax rate of 35% to (loss) income before income taxes and minority interest) as follows (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
Computed "expected" tax (benefit) expense	$(351,797)	$ 55,018	$ 33,080
State taxes, net of federal benefit	(7,134)	863	(101)
Federal effect of state net operating losses and tax credits	454	88	(219)
Impact of foreign tax rates	71,856	(58,756)	(40,869)
Permanent impact of non-deductible cost	12,214	18,205	10,482
Income tax credits	202	(6,466)	(4,980)
Changes in tax rates on deferred tax assets and liabilities	24,123	1,521	(1,286)
Valuation allowance	307,938	3,673	1,144
Equity compensation	7,501	6,168	5,786
Impact of intercompany charges	11,706	8,281	16,986
Non-taxable income	(800)	(7,797)	(277)
Permanent impact of non-deductible goodwill	94,562	—	—
Other, net	(9,927)	4,321	1,655
Provision for income taxes	$ 160,898	$ 25,119	$ 21,401
Effective tax rate	(16.0)%	16.0%	22.6%

The domestic and foreign components of (loss) income before taxes and minority interest were comprised of the following for the fiscal years ended August 31 (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
U.S.	$ (330,043)	$ (14,322)	$ (41,929)
Foreign	(675,090)	171,515	136,442
	$(1,005,133)	$157,193	$ 94,513

The components of income taxes for the fiscal years ended August 31, 2009, 2008 and 2007 were as follows (in thousands):

Fiscal Year Ended August 31,	Current	Deferred	Total
2009: U.S. — Federal	$(1,439)	$ 71,438	$ 69,999
U.S. — State	453	14,310	14,763
Foreign	59,509	16,627	76,136
	$58,523	$102,375	$160,898
2008: U.S. — Federal	$23,029	$(12,747)	$ 10,282
U.S. — State	2,537	(917)	1,620
Foreign	66,625	(53,408)	13,217
	$92,191	$(67,072)	$ 25,119
2007: U.S. — Federal	$10,552	$ (9,980)	$ 572
U.S. — State	2,988	(1,781)	1,207
Foreign	38,948	(19,326)	19,622
	$52,488	$(31,087)	$ 21,401

The Company has been granted tax incentives for its Brazilian, Chinese, Hungarian, Indian, Malaysian, and Polish subsidiaries. These tax incentives expire through 2020 and are subject to certain conditions with which the Company expects to comply. These subsidiaries generated income during the fiscal years ended August 31, 2009, 2008 and 2007, resulting in a tax benefit of approximately $25.7 million ($0.12 per basic share), $48.7 million ($0.24 per basic share) and $43.4 million ($0.21 per basic share), respectively.

The Company intends to indefinitely reinvest income from all of its foreign subsidiaries. The aggregate undistributed earnings of the Company's foreign subsidiaries for which no deferred tax liability has been recorded is approximately $540.2 million as of August 31, 2009. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Fiscal Year Ended August 31, 2009	2008
Deferred tax assets:		
Net operating loss carry forward	$ 223,489	$ 199,596
Trade accounts receivable, principally due to allowance for doubtful accounts	8,652	3,086
Grant receivable	69	73
Inventories, principally due to reserves and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	7,231	8,888
Compensated absences, principally due to accrual for financial reporting purposes	5,807	6,191
Accrued expenses, principally due to accrual for financial reporting purposes	56,981	31,680
Property, plant and equipment, principally due to differences in depreciation and amortization	37,538	27,842
Foreign currency gains and losses	—	453
Foreign tax credits	8,744	18,820
Equity compensation — U.S.	34,568	36,182
Equity compensation — Foreign	5,096	5,171
Cash flow hedges	13,362	14,810
Intangible assets	91,682	—
Other	21,080	12,114
Total gross deferred tax assets	514,299	364,906
Less valuation allowance	(433,781)	(121,008)
Net deferred tax assets	$ 80,518	$ 243,898
Deferred tax liabilities:		
Intangible assets	—	51,270
Foreign currency gains and losses	257	—
Other	7,733	5,310
Deferred tax liabilities	$ 7,990	$ 56,580

Net current deferred tax assets were $27.0 million and $41.2 million at August 31, 2009 and 2008, respectively, and the net non-current deferred tax assets were $45.5 million and $146.1 million at August 31, 2009 and 2008, respectively.

The net change in the total valuation allowance for the fiscal years ended August 31, 2009 and 2008 was $312.8 million and $3.7 million, respectively. In addition, at August 31, 2009, the Company has gross tax effected net operating loss carry forwards for federal, state and foreign income tax purposes of approximately $91.6 million, $10.9 million, and $124.8 million, respectively, which are available to reduce future taxes, if any. These net operating loss carry forwards expire through the year 2029. The Company has gross state tax credits and federal foreign tax credits of $1.5 million and $8.7 million, respectively, for state and federal carry forward, which are available to reduce future taxes, if any. The state tax credits expire through the year 2017. Of the federal foreign tax credits, $2.1 million expire through 2019, and the years of expiration for the remaining $6.6 million cannot yet be determined.

Based on the Company's historical operating (loss) income, projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, management believes that it is more likely than not that the Company will realize the benefit of its net deferred tax assets, net of valuation allowances recorded.

In June 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on September 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase to retained earnings of $3.9 million, an increase to goodwill of $3.4 million and a net decrease to accrued liabilities of $0.5 million on its Consolidated Balance Sheets.

At August 31, 2008, the Company had $75.2 million in unrecognized tax benefits, the recognition of which would have an effect of $34.3 million on the effective tax rate under the current guidance. Through August 31, 2009, the Company recognized $4.4 million of additional unrecognized tax benefits, for a total of $79.6 million in unrecognized tax benefits, the recognition of which would have an effect of $47.4 million on the effective tax rate under the current guidance.

A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the fiscal year ended August 31, 2009 is as follows (in thousands):

	Amount
Balance at August 31, 2008	$ 75,178
Additions for tax positions of prior years	11,201
Reductions for tax positions of prior years	(10,729)
Additions for tax positions related to current year	11,936
Addition for tax positions related to acquired entities in prior years, offset to goodwill and deferred tax attributes	368
Cash settlements	(258)
Reductions from lapses in statutes of limitations	(1,609)
Reductions from settlements with taxing authorities	(6,421)
Foreign exchange rate adjustment	(90)
Balance at August 31, 2009	$ 79,576

Upon adoption of SFAS 141R, the recognition of the unrecognized tax benefits, which would have an effect on the effective tax rate, is estimated to increase to $56.1 million at August 31, 2008 and $66.0 million through August 31, 2009.

Included in the balance of unrecognized tax benefits at August 31, 2008 and August 31, 2009, is $7.4 million and $17.5 million, respectively, for which it is reasonably possible that the total amounts could significantly change during the next twelve months. These amounts at August 31, 2008 and August 31, 2009, primarily relate to possible adjustments for transfer pricing, tax holidays, and certain inclusions in taxable income, and include $1.8 million and $3.3 million, respectively, in possible cash payments, and $5.6 million and $14.2 million, respectively, related to the settlement of audits not involving cash payments and the expiration of applicable statutes of limitation.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for fiscal years before August 31, 2003.

The Company records the liability for the unrecognized tax benefits as a long term income tax liability on the Consolidated Balance Sheets unless cash settlement is expected in the next 12 months.

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. At August 31, 2008, the Company's accrued interest and penalties was approximately $8.0 million and $11.2 million, respectively. Through August 31, 2009, the Company's accrued interest increased by $0.4 million and penalties decreased by $2.0 million.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	August 31, 2009	August 31, 2008
Land and improvements	$ 103,202	$ 92,450
Buildings	592,397	551,605
Leasehold improvements	122,245	107,302
Machinery and equipment	1,241,506	1,204,636
Furniture, fixtures and office equipment	92,840	84,042
Computer hardware and software	337,305	296,383
Transportation equipment	8,457	7,724
Construction in progress	11,542	128,056
	2,509,494	2,472,198
Less accumulated depreciation and amortization	1,131,765	1,079,719
	$1,377,729	$1,392,479

Depreciation expense of approximately $261.0 million, $239.0 million, and $210.4 million was recorded for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

During the fiscal years ended August 31, 2009, 2008 and 2007, the Company capitalized approximately $22.0 thousand, $4.8 million, and $2.5 million, respectively, in interest related to constructed facilities.

Maintenance and repair expense was approximately $70.8 million, $69.6 million, and $53.7 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

6. Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), the Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level, which the Company has determined to be consistent with its operating segments by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. The Company consistently determines the fair market value of its reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. The use of such market multiples (the market approach) allows the Company to compare itself to other companies based on valuation multiples to arrive at a fair value. The Company regularly evaluates itself and its divisions relative to its competitors and the Company believes the judgments used to arrive at these comparable companies are reasonable. The use of projected discounted future results (discounted cash flow approach) is based on assumptions that are consistent with the Company's estimates of future growth and the strategic plan used to manage the underlying business, and also includes a probability-weighted expectation as to the Company's future cash flows. Factors requiring significant judgment include assumptions related to future growth rates, discount factors, and tax rates, amongst other considerations. Changes in economic and operating conditions that occur after the annual impairment analysis or an interim impairment analysis, and that impact these assumptions, may result in a future goodwill impairment charge.

Based upon a combination of factors, including a significant and sustained decline in the Company's market capitalization below the Company's carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand, and the illiquidity in the overall credit markets, the Company concluded that sufficient indicators of impairment existed and accordingly performed an interim goodwill impairment analysis, during the first quarter and again in the second quarter of fiscal year 2009.

During the first quarter of fiscal year 2009, the Company determined that the goodwill related to the Consumer reporting unit was impaired and recorded a preliminary non-cash goodwill impairment charge of approximately $317.7 million. The income tax expense associated with the preliminary goodwill impairment charge was $4.4 million. This included a tax benefit of $30.6 million for the write-off of tax deductible goodwill and tax expense of $35.0 million resulting from the recognition of a valuation allowance against the deferred tax assets that the Company no longer believes are more likely than not to be realized.

During the second quarter of fiscal year 2009, and prior to finalizing the preliminary non-cash goodwill impairment charge recorded at November 30, 2008, related to the Consumer reporting unit, the Company concluded that additional impairment indicators were present. As a result of that analysis, the Company determined that the goodwill related to the Consumer reporting unit was fully impaired and recorded an additional non-cash goodwill impairment charge of approximately $82.7 million. Further, the Company also determined that the goodwill related to the EMS reporting unit was impaired and recorded a preliminary non-cash goodwill impairment charge of approximately $622.4 million. The income tax expense associated with the goodwill impairment was $111.8 million for the fiscal quarter ended February 28, 2009. This included a tax benefit of $9.0 million for the write-off of tax deductible goodwill and income tax expense of $120.8 million resulting from the recognition of a valuation allowance against the deferred tax assets that the Company no longer believes are more likely than not to be realized.

During the third quarter of fiscal year 2009, the Company finalized the valuation of the tangible and intangible assets and the allocation of fair value to the assets and liabilities of the EMS reporting unit with no additional impairment charges recorded. After recognition of the above non-cash goodwill impairment charge, no goodwill remained with either the Consumer or EMS reporting units.

The impairment evaluation for indefinite-lived intangible assets, which for the Company is a trade name, is conducted during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that an asset may be impaired. As a result of the impairment indicators described above, during the first quarter and again in the second quarter of fiscal year 2009, the Company evaluated its trade name for impairment by comparing the discounted estimates of future revenue projections to its carrying value and determined that there was no impairment. There were no impairment indicators during the third and fourth quarters of fiscal year 2009. Significant judgments inherent in this analysis included assumptions regarding appropriate revenue growth rates, discount rates and royalty rates.

The Company completed the annual impairment test for goodwill and indefinite-lived intangible assets during the fourth quarter of fiscal year 2009 and determined that no impairment existed as of the date of the impairment test.

The Company reviews long-lived assets, including its intangible assets subject to amortization, which are contractual agreements, customer relationships and intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets. As a result of the impairment indicators described above, during the first quarter and again in the second quarter of fiscal year 2009, the Company tested its long-lived assets for impairment and determined that there was no impairment. There were no impairment indicators during the third or fourth quarters of fiscal year 2009.

The following table presents the changes in goodwill allocated to the Company's reportable segments during the fiscal year ended August 31, 2009 (in thousands):

Reportable Segment	Balance at August 31, 2008	Adjustments	Foreign Currency Impact	Impairment Charges	Balance at August 31, 2009
Consumer	$ 423,059	$ 414	$(23,066)	(400,407)	$ —
EMS	671,616	(302)	(48,900)	(622,414)	—
AMS	24,435	1,385	(700)	—	25,120
Total	$1,119,110	$1,497	$(72,666)	(1,022,821)	$25,120

Intangible assets consist primarily of contractual agreements and customer relationships, which are being amortized on a straight-line basis over periods of up to ten years, intellectual property which is being amortized on a straight-line basis over a period of up to five years and a trade name which has an indefinite life. No significant residual value is estimated for the amortizable intangible assets. The value of the Company's intangible assets purchased through business acquisitions is principally determined based on valuations of the net assets acquired. The following tables present the Company's total purchased intangible assets at August 31, 2009 and August 31, 2008 (in thousands):

August 31, 2009	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements & customer relationships	$ 99,583	$(46,313)	$ 53,270
Intellectual property	83,729	(52,459)	31,270
Trade names	46,628	—	46,628
Total	$229,940	$(98,772)	$131,168

August 31, 2008	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements & customer relationships	$121,855	$(53,636)	$ 68,219
Intellectual property	89,576	(33,606)	55,970
Trade names	48,646	—	48,646
Total	$260,077	$(87,242)	$172,835

The weighted-average amortization period for aggregate net intangible assets at August 31, 2009 is 6.9 years, which includes a weighted-average amortization period of 9.1 years for net contractual agreements and customer relationships and a weighted-average amortization period of 4.5 years for net intellectual property.

Intangible asset amortization for fiscal years 2009, 2008 and 2007 was approximately $31.0 million, $37.3 million, and $29.3 million, respectively. The decrease in the gross carrying amount of the Company's purchased intangible assets at August 31, 2009 was primarily the result of the write-off of certain fully amortized intangible assets. For additional information regarding purchased intangibles refer to Note 7 — "Business Acquisitions". The estimated future amortization expense is as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2010	$25,718
2011	21,869
2012	13,965
2013	8,951
2014	7,668
Thereafter	6,369
Total	$84,540

7. Business Acquisitions

NSN Acquisition

On October 17, 2007, an Italian subsidiary of the Company entered into an agreement to acquire certain manufacturing operations of NSN. The acquired manufacturing operations relate to two of NSN's existing facilities in Cassina de Pecchi and Marcianise, Italy. The agreement, which was effective November 1, 2007, includes the purchase of certain assets, including machinery, equipment and inventory, and the assumption of certain employee related liabilities. The parties also entered into a manufacturing agreement, pursuant to which the Company will continue to build products that are currently manufactured at these facilities. The Company acquired these manufacturing operations to enhance its global standing as a leading provider of telecommunications infrastructure hardware.

The acquisition was accounted for under the purchase method of accounting. The purchase consideration included cash of approximately $57.9 million, based on foreign currency rates at the effective date of acquisition, and the assumption of certain employee related liabilities. Based on the Company's final valuation, which was completed in the fourth quarter of fiscal year 2008, the Company recorded a purchased amortizable intangible asset of $8.7 million based on foreign currency rates at the effective date of acquisition. The customer contract intangible asset is being amortized over a period of five years, and the purchase consideration did not result in the Company recording goodwill.

8. Notes Payable, Long-Term Debt and Long-Term Lease Obligations

Notes payable, long-term debt and long-term lease obligations outstanding at August 31, 2009 and 2008 are summarized below (in thousands).

	August 31, 2009	August 31, 2008
5.875% Senior Notes due 2010(a)	$ 5,064	$ 298,198
7.750% Senior Notes due 2016(b)	300,063	
8.250% Senior Notes due 2018(c)	396,758	396,377
Short-term factoring debt(d)	1,468	617
Borrowings under credit facilities(e)	21,313	55,579
Borrowings under loans(f)	384,485	447,647
Securitization program obligations(g)	125,291	170,975
Miscellaneous borrowings	6	17
Total notes payable, long-term debt and long-term lease obligations	$1,234,448	$1,369,410
Less current installments of notes payable, long-term debt and long-term lease obligations	197,575	269,937
Notes payable, long-term debt and long-term lease obligations, less current installments	$1,036,873	$1,099,473

(a) During the fourth quarter of fiscal year 2003, the Company issued a total of $300.0 million, seven-year, publicly-registered 5.875% Senior Notes (the "5.875% Senior Notes") at 99.803% of par, resulting in net proceeds of approximately $297.2 million. The 5.875% Senior Notes mature on July 15, 2010 and pay interest semiannually on January 15 and July 15. The Company is subject to covenants such as: limitation upon its consolidation, merger or sale; limitation upon its liens; limitation upon its sales and leasebacks; limitation upon its subsidiaries' funded debt; limitation on guarantees given by its subsidiaries for its indebtedness; its corporate existence; reports; and compliance and notice requirements. During the fourth quarter of fiscal year 2009, the Company repurchased $294.9 million in aggregate principal amount of the 5.875% Senior Notes, pursuant to a public cash tender offer, in which it also paid an early tender premium, accrued interest and associated fees and expenses. The extinguishment of those 5.875% Senior Notes that were validly tendered resulted in a charge of $10.5 million which was recorded to other expense in the Consolidated Statement of Operations for the twelve months ended August 31, 2009.

(b) During the fourth quarter of fiscal year 2009, the Company completed its offering of $312.0 million in aggregate principal amount of publicly-registered 7.750% senior unsecured notes (the "7.750% Senior Notes"). The net proceeds from the offering were $300.0 million. The 7.750% Senior Notes will mature on July 15, 2016. Interest on the 7.750% Senior Notes is payable on January 15 and July 15 of each year, beginning on January 15, 2010. The 7.750% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to such covenants as limitations on the Company's and/or its subsidiaries' ability to: create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to certain of the Company's "restricted subsidiaries"); guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries); and consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person. The Company is also subject to a covenant regarding its repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(c) During the second and third quarters of fiscal year 2008, the Company completed its offerings of $250.0 million and $150.0 million, respectively, in aggregate principal amount of 8.250% senior unsecured unregistered notes due March 15, 2018, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, the Company completed an exchange whereby all of the outstanding unregistered

8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes will mature on March 15, 2018. Interest on the 8.250% Senior Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2008. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

The Company is subject to certain covenants limiting the Company's ability and/or its subsidiaries' ability to: create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries); and consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person. The Company is also subject to a covenant regarding its repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

During the fourth quarter of fiscal year 2007, the Company entered into forward interest rate swap transactions to hedge the fixed interest rate payments for an anticipated debt issuance. The swaps were accounted for as a cash flow hedge under SFAS 133. The notional amount of the swaps was $400.0 million. Concurrently with the pricing of the first $250.0 million of the 8.250% Senior Notes, the Company settled $250.0 million of the swaps by its payment of $27.5 million. The Company also settled the remaining $150.0 million of swaps during the second quarter of fiscal year 2008 by its payment of $15.6 million. As a result, the Company settled the amount recognized as a current liability on its Consolidated Balance Sheets. The Company also recorded $0.7 million in interest expense (as ineffectiveness) in the Consolidated Statement of Operations during the three months ended February 29, 2008, with the remainder recorded in accumulated other comprehensive income, net of taxes, in its Consolidated Balance Sheets. On May 19, 2008, the Company issued the remaining $150.0 million of 8.250% Senior Notes and recorded no additional interest expense (as ineffectiveness) in the Consolidated Statement of Operations. The effective portion of the swaps remaining on its Consolidated Balance Sheets will be amortized to interest expense on the Consolidated Statement of Operations over the life of the 8.250% Senior Notes.

(d) During the fourth quarter of fiscal year 2007 and the fourth quarter of fiscal year 2009, the Company entered into separate agreements with an unrelated third party for the factoring of specific trade accounts receivable of a foreign subsidiary. The factoring of trade accounts receivable under these agreements does not meet the criteria for recognition as a sale in accordance with SFAS 140. Under the terms of the agreements, the Company transfers ownership of eligible trade accounts receivable to the third party purchaser in exchange for cash, however, as these transactions do not qualify as a sale, the relating trade accounts receivable are included in its Consolidated Balance Sheets until the cash is received by the purchaser from its customer for the trade accounts receivable. The Company had outstanding liabilities of approximately $1.5 million and $0.6 million on its Consolidated Balance Sheets at August 31, 2009 and 2008, respectively related to these agreements.

(e) Various of the Company's foreign subsidiaries have entered into several credit facilities to finance their future growth and any corresponding working capital needs. These credit facilities are denominated in various foreign currencies, including Indian rupees, as well as U.S. dollars. At August 31, 2009, one such facility was outstanding in the amount of $21.3 million, which incurs interest at a variable rate of 3.91%.

(f) During the third quarter of fiscal year 2005, the Company negotiated a five-year, 400.0 million Indian rupee construction loan for an Indian subsidiary with an Indian branch of a global bank. Under the terms of the loan, the Company pays interest on outstanding borrowings based on a fixed rate of 7.45%. The construction loan expires on April 15, 2010 and all outstanding borrowings are then due and payable. The 400.0 million Indian rupee principal outstanding is equivalent to approximately $8.2 million based on currency exchange rates at August 31, 2009.

During the third quarter of fiscal year 2005, the Company negotiated a five-year, 25.0 million Euro construction loan for a Hungarian subsidiary with a Hungarian branch of a global bank. Under the terms of the loan facility, the Company pays interest on outstanding borrowings based on the Euro Interbank Offered Rate plus a spread of 0.925%. Quarterly principal repayments began in September 2006 to repay the amount of proceeds drawn under the construction loan. The construction loan expires on April 13, 2010. At August 31, 2009, borrowings of 4.3 million Euros (approximately $6.2 million based on currency exchange rates at August 31, 2009) were outstanding under the construction loan.

During the second quarter of fiscal year 2007, the Company entered into a three-year loan agreement to borrow $20.3 million from a software vendor in connection with various software licenses that the Company purchased from them. The software licenses were capitalized and are being amortized over a three-year period. The loan agreement is non-interest bearing and payments are due quarterly through October 2009. At August 31, 2009, $1.7 million is outstanding under this loan agreement.

Through the acquisition of a Taiwanese subsidiary the Company assumed certain liabilities, including short and long term debt obligations totaling approximately $102.2 million at the date of acquisition. At August 31, 2009, approximately $5.8 million of debt is outstanding under these short term mortgage and credit facilities, with current interest rates ranging from 2.1% to 2.4%. At August 31, 2009, approximately $0.4 million of fixed assets, including buildings and land, were pledged as collateral on the mortgage facility outstanding. At August 31, 2009, approximately $0.1 million of long term debt is outstanding and is classified as long term on the Consolidated Balance Sheets. The long term debt amount represents a credit facility outstanding and denominated in New Taiwan dollars which will mature in fiscal year 2011 and incurs interest at a rate that fluctuates based upon changes in various base rate interest rates.

During the fourth quarter of fiscal year 2007, the Company entered into the five-year Credit Facility. This agreement provides for a revolving credit portion in the initial amount of $800.0 million, subject to potential increases up to $1.0 billion, and provides for a term portion in the amount of $400.0 million. Some or all of the lenders under the Credit Facility and their affiliates have various other relationships with the Company and its subsidiaries involving the provision of financial services, including cash management, loans, letter of credit and bank guarantee facilities, investment banking and trust services. The Company, along with some of its subsidiaries, has entered into foreign exchange contracts and other derivative arrangements with certain of the lenders and their affiliates. In addition, many, if not most, of the agents and lenders under the Credit Facility held positions as agent and/or lender under the Company's old revolving credit facility and the Bridge Facility. The revolving credit portion of the Credit Facility terminates on July 19, 2012, and the term loan portion of the Credit Facility requires payments of principal in annual installments of $20.0 million each, with a final payment of the remaining principal due on July 19, 2012. Interest and fees on Credit Facility advances are based on the Company's unsecured long-term indebtedness rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0% to 0.75% above the base rate or 0.375% to 1.75% above the Eurocurrency rate, where the base rate represents the greater of Citibank, N.A.'s prime rate or 0.50% above the federal funds rate, and the Eurocurrency rate represents the applicable London Interbank Offered Rate, each as more fully defined in this credit agreement. Fees include a facility fee based on the revolving credit commitments of the lenders, a letter of credit fee based on the amount of outstanding letters of credit, and a utilization fee to be added to the revolving credit interest rate and any letter of credit fee during any period when the aggregate amount of outstanding advances and letters of credit exceeds 50% of the total revolving credit commitments of the lenders. Based on the Company's current senior unsecured long-term indebtedness rating as determined by S&P and Moody's, the current rate of interest (including the applicable facility and utilization fee) on a full draw under the revolving credit would be 0.275% above the base rate or 0.875% above the Eurocurrency rate, and the current rate of interest on the term portion would be the base rate or 0.875% above the Eurocurrency rate. The Company, along with its subsidiaries, is subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the Credit Facility) to (b) Consolidated EBITDA (as defined in the Credit Facility) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, Debt and loss on sales of trade accounts receivables pursuant to the Company's securitization program. In addition, the Company is subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc; payment of taxes, etc; maintenance of insurance; preservation of corporate existence, etc; visitation rights; keeping of books; maintenance of properties, etc; transactions with affiliates; and reporting requirements (collectively referred to herein as "Restrictive Financial Covenants"). During fiscal year 2009, the Company borrowed $3.6 billion against the revolving credit portion of the Credit Facility. These borrowings were repaid in full during fiscal year 2009. A draw in the amount of $400.0 million has been made under the term portion of the Credit Facility and $360.0 million remains outstanding at August 31, 2009.

In addition to the loans described above, at August 31, 2009 the Company has additional loans outstanding to fund working capital needs. These additional loans total approximately $2.5 million and are denominated in Euros. The loans are due and payable within 12 months and are classified as short term on the Consolidated Balance Sheets.

(g) On April 7, 2008, the Company entered into a foreign asset-backed securitization program with a bank conduit. In connection with the foreign securitization program certain of the Company's foreign subsidiaries sell, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrows up to $200.0 million from the bank conduit to purchase those receivables and in which it grants security interests as collateral for the borrowings. The securitization program is accounted for as a borrowing under SFAS 140. The loan balance is calculated based on the terms of the securitization program agreements. The foreign securitization program requires compliance with several covenants including a limitation on certain corporate actions such as mergers, consolidations and sale of substantially all assets. The Company pays interest at designated commercial paper rates plus a spread. The foreign securitization program expires on March 18, 2010. At August 31, 2009, the Company had $125.3 million of debt outstanding under the program. In addition, the Company incurred interest expense of $3.9 million and $2.8 million in the Consolidated Statement of Operations during the twelve months ended August 31, 2009 and 2008, respectively.

The $5.1 million of 5.875% Senior Notes, $400.0 million of 8.250% Senior Notes and $312.0 million of 7.750% Senior Notes outstanding are carried at cost. The estimated fair value of these senior debentures was approximately $5.0 million, $395.0 million and $306.5 million at August 31, 2009, respectively. The estimated fair value of the $300.0 million 5.875% Senior Notes and the $400.0 million 8.250% Senior Notes were $295.5 million and $391.0 million at August 31, 2008, respectively. The fair value is based upon non-binding market quotes that are corroborated by observable market data (level 2 criteria).

Debt maturities as of August 31, 2009 for the next five years and thereafter are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2010	$ 197,575
2011	20,051
2012	320,000
2013	—
2014	—
Thereafter	696,822
Total	$1,234,448

9. Postretirement Benefits

During the first quarter of fiscal year 2002, the Company established a defined benefit pension plan for all permanent employees of Jabil Circuit UK Limited. This plan was established in accordance with the terms of the business sale agreement with Marconi Communications plc ("Marconi"). The benefit obligations and plan assets from the terminated Marconi plan were transferred to the newly established defined benefit plan. The plan, which is closed to new participants, provides benefits based on average employee earnings over a three-year service period preceding retirement. The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in U.K. employee benefit and tax laws plus such additional amounts as are deemed appropriate by the Company. Plan assets are held in trust and consist of equity and debt securities as detailed below.

As a result of acquiring various operations in Austria, France, Germany, Japan, The Netherlands, Poland, and Taiwan, the Company assumed primarily unfunded retirement benefits to be paid based upon years of service and compensation at retirement. All permanent employees meeting the minimum service requirement are eligible to participate in the plans.

There are no domestic pension or post-retirement benefit plans maintained by the Company.

On August 31, 2007, the Company adopted certain provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The measurement requirement became effective for the Company during fiscal year 2009. Prior to fiscal year 2009, the Company used a May 31 measurement date for substantially all of the above referenced plans, with the exception of the Jabil Circuit UK Limited plan, which used a June 30 measurement date.

a. Benefit Obligations

The following table provides a reconciliation of the change in the benefit obligations for the plans described above (in thousands):

	Pension Benefits	
	2009	2008
Beginning benefit obligation	$135,190	$153,193
Service cost	1,759	2,214
Interest cost	6,779	7,749
Impact of the change in measurement date	820	—
Actuarial loss (gain)	3,636	(10,994)
Curtailment gain	(5,456)	(2,199)
Total benefits paid	(6,573)	(8,378)
Plan participant contribution	83	101
Effect of conversion to U.S. dollars	(6,635)	(6,496)
Ending benefit obligation	$129,603	$135,190

Weighted-average actuarial assumptions used to determine the benefit obligations for the plans were as follows:

	Pension Benefits	
	2009	2008
Discount rate	5.7%	5.8%
Rate of compensation increases	4.5%	4.6%

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments. A lower discount rate would increase the present value of benefit obligations. Other assumptions include demographic factors such as retirement, mortality and turnover.

b. Plan Assets

The following table provides a reconciliation of the changes in the pension plan assets for the year between measurement dates (in thousands):

	Pension Benefits	
	2009	2008
Beginning fair value of plan assets	$85,526	$92,261
Actual return on plan assets	3,871	(41)
Employer contributions	4,856	5,212
Benefits paid from plan assets	(4,729)	(4,430)
Plan participants' contributions	83	101
Effect of conversion to U.S. dollars	(8,113)	(7,577)
Ending fair value of plan assets	$81,494	$85,526

The Company's pension plan weighted-average asset allocations, by asset category, are as follows:

	Pension Plan Assets	
	2009	2008
Asset Category		
Equity securities	28%	31%
Debt securities	72%	69%
Total	100%	100%

The Company has adopted an investment policy for a majority of plan assets designed to meet or exceed the expected rate of return on plan assets assumption. To achieve this, the plan retains professional investment managers that invest plan assets in equity and debt securities. The Company currently expects to achieve the target mix of 35% equity and 65% debt securities in fiscal year 2010. Within the equity securities class, the investment policy provides for investments in a broad range of publicly traded securities including both domestic and international stocks. The plan does not hold any of the Company's stock. Within the debt securities class, the investment policy provides for investments in corporate bonds as well as fixed and variable interest debt instruments.

c. Funded Status

The following table provides a reconciliation of the funded status of the plans to the Consolidated Balance Sheets (in thousands):

	Pension Benefits	
	2009	2008
Funded Status		
Ending fair value of plan assets	$ 81,494	$ 85,526
Ending benefit obligation	(129,603)	(135,190)
Funded status	$ (48,109)	$ (49,664)
Consolidated Balance Sheet Information		
Prepaid benefit cost	$ 240	$ 246
Accrued benefit liability, current	(1,005)	(582)
Accrued benefit liability, noncurrent	(47,344)	(49,328)
Net liability recorded at August 31	$ (48,109)	$ (49,664)
Amounts recognized in accumulated other comprehensive loss at August 31, 2009 consist of:		
Net actuarial loss	$ 25,243	$ 23,376
Prior service cost	463	421
Accumulated other comprehensive loss, before taxes	$ 25,706	$ 23,797

The SFAS 158 measurement date change had an impact on accumulated other comprehensive loss of $0.1 million at August 31, 2009.

The following table provides the estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2010 (in thousands):

	Pension Benefits
Recognized net actuarial loss	$1,244
Amortization of prior service cost	(41)
Total	$1,203

The accumulated benefit obligation for all defined benefit pension plans was $120.5 million and $122.6 million at August 31, 2009 and 2008, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets (in thousands):

	August 31,	
	2009	2008
Projected benefit obligation	$129,591	$134,864
Accumulated benefit obligation	120,496	122,365
Fair value of plan assets	81,241	85,008

d. Net Periodic Benefit Cost

The following table provides information about net periodic benefit cost for the pension and other benefit plans for fiscal years ended August 31 (in thousands):

	Pension Benefits		
	2009	2008	2007
Service cost	$ 1,759	$ 2,214	$ 1,991
Interest cost	6,779	7,749	6,392
Expected long-term return on plan assets	(4,731)	(5,642)	(4,843)
Recognized actuarial loss	874	1,429	1,362
Net curtailment gain	(4,608)	—	—
Amortization of prior service cost	(39)	(42)	(111)
Net periodic benefit cost	$ 34	$ 5,708	$ 4,791

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the plans for fiscal years ended August 31 were as follows:

	Pension Benefits		
	2009	2008	2007
Discount rate	5.7%	5.8%	5.1%
Expected long-term return on plan assets	4.9%	6.3%	6.1%
Rate of compensation increase	4.5%	4.6%	4.1%

The expected return on plan assets assumption used in calculating net periodic pension cost is based on historical actual return experience and estimates of future long-term performance with consideration to the expected investment mix of the plan assets.

e. Cash Flows

The Company expects to make cash contributions of between $3.8 million and $4.3 million to its funded pension plans during fiscal year 2010.

The estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Fiscal Year Ending August 31,	Pension Benefits
2010	$ 4,679
2011	$ 4,515
2012	$ 5,041
2013	$ 5,295
2014	$ 4,902
Years 2015 through 2019	$32,634

10. Restructuring and Impairment Charges

a. 2009 Restructuring Plan

During the second quarter of fiscal year 2009, the Company's Board of Directors approved a restructuring plan to better align the Company's manufacturing capacity in certain geographies and to reduce its worldwide workforce in order to reduce operating expenses (the "2009 Restructuring Plan"). These restructuring activities are intended to address the current market conditions and properly size the Company's manufacturing facilities to increase the efficiencies of the Company's operations. In conjunction with the 2009 Restructuring Plan, the Company currently expects to recognize approximately $64.0 million in total restructuring and impairment costs, excluding valuation allowances of $13.1 million on certain deferred tax assets, primarily over the course of fiscal years 2009 and 2010. Of this expected total, the Company charged $53.7 million of restructuring and impairment costs in fiscal year 2009 to the Consolidated Statement of Operations. These charges related to the 2009 Restructuring Plan include $47.1 million related to employee severance and termination benefit costs, $0.1 million related to lease commitments, $6.4 million related to fixed asset impairments and $0.1 million related to other restructuring costs.

These restructuring and impairment charges related to the 2009 Restructuring Plan incurred during fiscal year 2009 of $53.7 million include cash costs totaling $47.3 million, of which $19.2 million was paid in fiscal year 2009. The cash costs of $47.3 million consist of employee severance and termination benefit costs of approximately $47.1 million, approximately $0.1 million related to lease commitments, and approximately $0.1 million related to other restructuring costs. Non-cash costs of approximately $6.4 million primarily represent fixed asset impairment charges related to the Company's restructuring activities.

At August 31, 2009, accrued liabilities of approximately $27.8 million related to the 2009 Restructuring Plan are expected to be paid over the next twelve months. The remaining liability of $3.0 million is expected to be paid through fiscal year 2011.

Employee severance and termination benefit costs of $47.1 million recorded during fiscal year 2009 are related to the reduction of employees across all functions of the business in manufacturing facilities in Europe, Asia and the Americas. To date, approximately 4,500 employees have been included in the 2009 Restructuring Plan. The Company identified certain fixed assets that have ceased being used by the Company and, accordingly, recorded a fixed asset impairment charge of $6.4 million during fiscal year 2009.

In addition, as part of the 2009 Restructuring Plan, management determined that it was more likely than not that certain deferred tax assets would not be realized as a result of the contemplated restructuring activities. Therefore, the Company recorded a valuation allowance of $13.1 million on deferred tax assets as a result of the 2009 Restructuring Plan. The valuation allowances are excluded from the table below as they were recorded through the provision for income taxes on the Consolidated Statement of Operations.

The table below sets forth the significant components and activity in the 2009 Restructuring Plan during the fiscal year ended August 31, 2009 (in thousands):

2009 Restructuring Plan — Fiscal Year Ended August 31, 2009

	Liability Balance at August 31, 2008	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2009
Employee severance and termination benefits	$—	$47,047	$ 2,802	$(19,004)	$30,845
Lease costs	—	83	1	(84)	—
Fixed asset impairment	—	6,432	(6,432)	—	—
Other	—	134	—	(134)	—
Total	$—	$53,696	$(3,629)	$(19,222)	$30,845

The table below sets forth the significant components and activity in the 2009 Restructuring Plan by reportable segment during fiscal year ended August 31, 2009 (in thousands):

2009 Restructuring Plan — Fiscal Year Ended August 31, 2009

	Liability Balance at August 31, 2008	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2009
Consumer	$—	$ 8,040	$(4,010)	$ (3,321)	$ 709
EMS	—	41,296	381	(15,379)	26,298
AMS	—	4,360	—	(522)	3,838
Total	$—	$53,696	$(3,629)	$(19,222)	$30,845

b. 2006 Restructuring Plan

In conjunction with the restructuring plan that was approved by the Company's Board of Directors in the fourth quarter of fiscal year 2006 (the "2006 Restructuring Plan"), the Company recorded a reversal of $1.8 million of restructuring and impairment costs during fiscal year 2009 compared to a charge of $54.8 million of restructuring and impairment costs during fiscal year 2008, respectively. The reversal of restructuring and impairment costs for fiscal year 2009 include $2.7 million related to employee severance and termination benefit costs, offset by additional lease commitment charges of $0.9 million. The restructuring and impairment costs for fiscal year 2008 include $46.7 million related to employee severance and termination benefit costs, $7.3 million related to lease commitments, $0.3 million related to fixed asset impairments and $0.5 million related to other restructuring costs.

These restructuring and impairment charges related to the 2006 Restructuring Plan incurred through fiscal year 2009 of $207.4 million include cash costs totaling $158.5 million, of which $1.5 million was paid in the fourth fiscal quarter of 2006, $64.8 million was paid in fiscal year 2007, $57.2 million was paid in fiscal year 2008, $27.1 million was paid in fiscal year 2009 and $7.9 million is expected to be paid primarily through fiscal year 2011. The cash costs consist of employee severance and termination benefit costs of approximately $143.9 million, costs related to lease commitments of approximately $20.8 million and other restructuring costs of $2.1 million. These cash costs were offset by approximately $8.3 million of cash proceeds received in connection with facility closure costs. Non-cash costs of approximately $48.9 million primarily represent fixed asset impairment charges related to the Company's restructuring activities.

The reversal of employee severance and termination benefit costs of $1.8 million recorded during fiscal year 2009 was due to revised estimates of severance and termination benefits that will be paid by the Company. Employee severance and termination benefit costs of $46.7 million recorded during fiscal year 2008, are related to the reduction of employees across all functions of the business in manufacturing facilities in Europe, Asia and the Americas. Approximately 10,500 employees have been included in the 2006 Restructuring Plan to date. Lease commitment costs of $0.9 million recorded during fiscal 2009 compared to $7.3 million recorded during fiscal 2008, primarily relate to future lease payments for facilities that were vacated in the Americas and Europe.

In addition, as part of the 2006 Restructuring Plan, management determined that it was more likely than not that certain entities within foreign jurisdictions would not be able to utilize their deferred tax assets as a result of the contemplated restructuring activities. Therefore, the Company recorded valuation allowances of $53.7 million on net deferred tax assets as part of the 2006 Restructuring Plan prior to September 1, 2009. The valuation allowances are excluded from the table below as they were recorded through the provision for income taxes on the Consolidated Statement of Operations. See Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion of the Company's net deferred tax assets and provision for income taxes.

The table below sets forth the significant components and activity in the 2006 Restructuring Plan during the fiscal year ended August 31, 2009 (in thousands):

2006 Restructuring Plan — Fiscal Year Ended August 31, 2009

	Liability Balance at August 31, 2008	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2009
Employee severance and termination benefits	$36,210	$(2,686)	$(3,369)	$(24,419)	$5,736
Lease costs	3,865	884	(32)	(2,660)	2,057
Other	429	—	(8)	(2)	419
Total	$40,504	$(1,802)	$(3,409)	$(27,081)	$8,212

The table below sets forth the significant components and activity in the 2006 Restructuring Plan by reportable segment during the fiscal year ended August 31, 2009 (in thousands):

2006 Restructuring Plan — Fiscal Year Ended August 31, 2009

	Liability Balance at August 31, 2008	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2009
Consumer	$ 6,418	$ (448)	$ (308)	$ (2,056)	$3,606
EMS	33,426	(2,391)	(3,088)	(23,757)	4,190
AMS	660	(76)	(11)	(157)	416
Other non-reportable operating	—	1,113	(2)	(1,111)	—
Total	$40,504	$(1,802)	$(3,409)	$(27,081)	$8,212

11. Commitments and Contingencies

a. Lease Agreements

The Company leases certain facilities under non-cancelable operating leases. The future minimum lease payments under non-cancelable operating leases at August 31, 2009 are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2010	$ 51,466
2011	36,671
2012	29,301
2013	24,780
2014	19,066
Thereafter	26,059
Total minimum lease payments	$187,343

Total operating lease expense was approximately $59.7 million, $48.9 million, and $43.4 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

b. Warranty Provision

The Company maintains a provision for limited warranty repair of shipped products, which is established under the terms of specific manufacturing contract agreements. The warranty period varies by product and customer industry sector. The provision represents management's estimate of probable liabilities, calculated as a function of sales volume and historical repair experience, for each product under warranty. The estimate is reevaluated periodically for accuracy. A rollforward of the warranty liability is as follows (in thousands):

	Amount
Balance at August 31, 2006	$ 3,940
Accruals for warranties during the year	4,869
Settlements made during the year	(1,234)
Balance at August 31, 2007	$ 7,575
Accruals for warranties during the year	8,569
Settlements made during the year	(6,267)
Balance at August 31, 2008	$ 9,877
Accruals for warranties during the year	9,017
Settlements made during the year	(4,614)
Balance at August 31, 2009	$14,280

c. Legal Proceedings

i. Private Litigation Related to Certain Historical Stock Option Grant Practices

In April and May of 2006, shareholder derivative lawsuits were filed in State Circuit Court in Pinellas County, Florida on behalf of a purported shareholder of the Company naming the Company as a nominal defendant, and naming certain of the Company's officers and directors as defendants. Those lawsuits were subsequently consolidated (the "Consolidated State Derivative Action"). The Consolidated State Derivative Action alleged breaches of certain fiduciary duties to the Company by backdating certain stock option grants between August 1998 and October 2004 to make it appear that they were granted on a prior date when the Company's stock price was lower. Subsequently, two similar federal derivative suits were filed and consolidated in January 2007 into one action (the "Consolidated Federal Derivative Action").

On May 3, 2006, the Company's Board of Directors appointed a Special Committee that reviewed the allegations asserted in all of the above derivative actions and concluded that the evidence did not support a finding of intentional manipulation of stock option grant pricing by any member of management. In addition, the Special Committee concluded that it was not in the Company's best interests to pursue the derivative actions and stated that it would assert that position on the Company's behalf in each of the pending derivative lawsuits. The Special Committee identified certain factors related to the controls surrounding the process of accounting for option grants that contributed to the accounting errors that led to a restatement of certain of the Company's historical financial statements.

In September 2007, the Company reached an agreement to resolve the Consolidated State Derivative Action and the Consolidated Federal Derivative Action that did not involve the Company paying any monetary damages, but it did adopt several new policies and procedures to improve the process through which equity awards are determined, approved and accounted for. In April 2008, the State Court entered an order dismissing the Consolidated State Action and finding that the proposed settlement was fair, adequate and reasonable, and that awarded the plaintiffs' counsel $700.0 thousand in attorney fees and costs ($575.0 thousand of which was paid by the Company's Directors and Officers insurance carriers and $125.0 thousand of which was paid by the Company). On April 25, 2008, the Federal Court approved the proposed settlement agreement and dismissed the Consolidated Federal Action.

In addition to the derivative actions, on September 18, 2006, a putative shareholder class action was filed in the U.S. District Court for the Middle District of Florida, Tampa Division against the Company and various present and former officers and directors, including Forbes I.J. Alexander, Scott D. Brown, Laurence S. Grafstein, Mel S. Lavitt, Chris Lewis, Timothy Main, Mark T. Mondello, William D. Morean, Lawrence J. Murphy, Frank A. Newman, Steven A. Raymund, Thomas A. Sansone and Kathleen A. Walters on behalf of a proposed class of plaintiffs comprised of persons that purchased the Company's shares between September 19, 2001 and June 21, 2006. A second putative class action, containing virtually identical legal claims and allegations of fact was filed on October 12, 2006. The two actions were consolidated into a single proceeding (the "Consolidated Class Action") and on January 18, 2007, the Court appointed The Laborers Pension Trust Fund for Northern California and Pension Trust Fund for Operating Engineers as lead plaintiffs in the action. On March 5, 2007, the lead plaintiffs filed a consolidated class action complaint (the "Consolidated Class Action Complaint"). The Consolidated Class Action Complaint is purported to be brought on behalf of all persons who purchased the Company's publicly traded securities between September 19, 2001 and December 21, 2006, and names the Company and certain of its current and former officers, including Forbes I.J. Alexander, Scott D. Brown, Wesley B. Edwards, Chris A. Lewis, Mark T. Mondello, Robert L. Paver and Ronald J. Rapp, as well as certain of the Company's directors, Mel S. Lavitt, William D. Morean, Frank A. Newman, Laurence S. Grafstein, Steven A. Raymund, Lawrence J. Murphy, Kathleen A. Walters and Thomas A. Sansone, as defendants. The Consolidated Class Action Complaint alleged violations of Sections 10(b), 20(a), and 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder. The Consolidated Class Action Complaint alleged that the defendants engaged in a scheme to fraudulently backdate the grant dates of options for various senior officers and directors, causing the Company's consolidated financial statements to understate management compensation and overstate net earnings, thereby inflating the Company's stock price. In addition, the complaint alleged that the Company's proxy statements falsely stated that it had adhered to its option grant policy of granting options at the closing price of its shares on the trading date immediately prior to the date of the grant. Also, the complaint alleged that the defendants failed to timely disclose the facts and circumstances that led the Company, on June 12, 2006, to announce that it was lowering its prior guidance for net earnings for the third quarter of fiscal year 2006. On April 30, 2007, the plaintiffs filed a First Amended Consolidated Class Action Complaint asserting claims substantially similar to the Consolidated Class Action Complaint it replaced but adding additional allegations relating to the restatement of earnings previously announced in connection with the correction of errors in the calculation of compensation expense for certain stock option grants. The Company filed a motion to dismiss the First Amended Consolidated Class Action Complaint on June 29, 2007. The plaintiffs filed an opposition to the Company's motion to dismiss, and the Company then filed a reply memorandum in further support of its motion to dismiss on September 28, 2007. On April 9, 2008, the Court dismissed the First Amended Consolidated Class Action Complaint without prejudice and with leave to amend such complaint on or before May 12, 2008.

On May 12, 2008, plaintiffs filed a Second Amended Class Action Complaint. The Second Amended Class Action Complaint asserts substantially the same causes of action against the same defendants, predicated largely on the same allegations of fact as in the First Amended Consolidated Class Action Complaint except insofar as the plaintiffs added KPMG LLP, the Company's independent registered public accounting firm, as a defendant and added additional allegations with respect to (a) pre-class period option grants, (b) the professional background of certain defendants, (c) option grants to non-executive employees, (d) the restatement of the Company's financial results for certain periods between 1996 and 2005 and (e) trading by the named plaintiffs and certain of the defendants during the class period. The Second Amended Class Action Complaint also includes an additional claim for insider trading against certain defendants pursuant to Rules 10b-5 and 10b5-1 promulgated pursuant to the Exchange Act. The Company filed a motion to dismiss the Second Amended Class Action Complaint.

On January 26, 2009, the Court dismissed the Second Amended Class Action Complaint with prejudice. The plaintiffs appealed this dismissal on February 20, 2009, and the Second Amended Class Action Complaint has been set for oral arguments in December 2009. The Company believes that the Second Amended Class Action Complaint is without merit and it will continue to vigorously defend the action, although no assurance can be given as to the ultimate outcome of any such further proceedings.

ii. Securities Exchange Commission Informal Inquiry and U.S. Attorney Subpoena Related to Certain Historical Stock Option Grant Practices

In addition to the private litigation described above, the Company was notified on May 2, 2006 by the Staff of the Securities and Exchange Commission (the "SEC") of an informal inquiry concerning the Company's stock option grant practices. In May 2006, the Company received a subpoena from the U.S. Attorney's office for the Southern District of New York requesting certain stock option related material. Such information was subsequently provided and the Company did not hear further from such U.S. Attorney's office. In addition, the Company's review of its historical stock option practices led it to review certain transactions proposed or effected between fiscal years 1999 and 2002 to determine if it properly recognized revenue associated with those transactions. The Audit Committee of the Company's Board of Directors engaged independent legal counsel to assist it in reviewing certain proposed or effected transactions with certain customers that occurred during this period. The review determined that there was inadequate documentation to support the Company's recognition of certain revenues received during the period. The Company's Audit Committee concluded that there was no direct evidence that any of the Company's employees intentionally made or caused false accounting entries to be made in connection with these transactions, and the Company concluded that the impact was immaterial. The Company provided the SEC with the report that this independent counsel produced regarding these revenue recognition issues, the Special Committee's report regarding the Company's stock option grant practices, and the other information requested and cooperated fully with the Special Committee, the SEC and the U.S. Attorney's office.

The Company received a letter from the SEC Division of Enforcement on November 24, 2008, advising the Company that the Division had completed its investigation and did not intend to recommend that the SEC take any enforcement action.

iii. Other Litigation

The Company is party to certain other lawsuits in the ordinary course of business. The Company does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

12. Stockholders' Equity

a. Stock Option and Stock Appreciation Right Plans

The Company's 1992 Stock Option Plan (the "1992 Plan") provided for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting of non-statutory stock options to employees and consultants of the Company. A total of 23,440,000 shares of common stock were reserved for issuance under the 1992 Plan. The 1992 Plan was adopted by the Board of Directors in November of 1992 and was terminated in October 2001 with the remaining shares transferred into a new plan created in fiscal year 2002.

In October 2001, the Company established a new Stock Option Plan (the "2002 Incentive Plan"). The 2002 Incentive Plan was adopted by the Board of Directors in October 2001 and approved by the stockholders in January 2002. The 2002 Incentive Plan provides for the granting of incentive stock options within the meaning of Section 422 Internal Revenue Code and non-statutory stock options, as well as restricted stock, stock appreciation rights and other stock-based awards. The 2002 Incentive Plan has a total of 33,608,726 shares reserved for grant, including 2,608,726 shares that were transferred from the 1992 Plan when it was terminated in October 2001, 10,000,000 shares authorized in January 2004, 7,000,000 shares authorized in January 2006, 3,000,000 shares authorized in August 2007, 2,500,000 shares authorized in January 2008 and 1,500,000 shares authorized in January 2009. The Company also adopted sub-plans under the 2002 Incentive Plan for its United Kingdom employees ("the CSOP Plan") and for its French employees ("the FSOP Plan"). The CSOP Plan and FSOP Plan are tax advantaged plans for the Company's United Kingdom and French employees, respectively. Shares are issued under the CSOP Plan and FSOP Plan from the authorized shares under the 2002 Incentive Plan.

The 2002 Incentive Plan provides that the exercise price of Options generally shall be no less than the fair market value of shares of common stock on the date of grant. Exceptions to this general rule apply to grants of stock appreciation rights, grants of Options intended to preserve the economic value of stock option and other equity-based interests held by employees of acquired entities, and grants of Options intended to provide a material inducement for a new employee to commence employment with the Company. It is and has been the Company's intention for the exercise price of Options granted under the 2002 Incentive Plan to be at least equal to the fair market value of shares of common stock on the date of grant. However, as we previously discussed in Note 2 — "Stock Option Litigation and Restatements" to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ending August 31, 2006, a certain number of Options were identified that had a measurement date based on the date that the Compensation Committee or management (as appropriate) decided to grant the Options, instead of the date that the terms of such grants became final, and, therefore, the relating Options had an exercise price less than the fair market value of shares of common stock on the final date of measurement. As a result, the holders of the Options with an exercise price less than the fair market value of shares of common stock on the final date of measurement may incur adverse tax consequences. Such adverse tax consequences relate to the portions of such Options that vest after December 31, 2004 ("Section 409A Affected Options") and subject the option holder to accelerated income taxation and a penalty tax under Internal Revenue Code Section 409A ("Section 409A").

During the fiscal year ended August 31, 2007, the Company recorded an additional $4.9 million of compensation expense in the Consolidated Statements of Operations, as a result of agreeing to pay certain 2006 personal tax liabilities incurred by certain option holders who have exercised Section 409A Affected Options as defined under Internal Revenue Code Section 409A. On May 12, 2008, the Company commenced an exchange offer to its non-executive officer employees who are subject to taxation in the U.S. to amend or replace the Section 409A Affected Options (the "Exchange Offer"). The purpose of the Exchange Offer was to permit eligible affected employees to avoid the adverse tax consequences that would be imposed on the Section 409A Affected Options under Section 409A. Pursuant to the Exchange Offer, the Company offered to eligible affected employees the right to have their eligible Section 409A Affected Options amended or replaced and, in certain circumstances, to receive cash payment as compensation for an increased exercise price. The replaced awards have the same terms as the original awards except for an increased exercise price or a new grant date, or both, as applicable. The Exchange Offer was completed on June 13, 2008. Substantially all affected employees elected to accept the offer, which covered options to acquire 2,055,869 shares of the Company's common stock. A similar separate offer was made to one executive officer on July 16, 2008, and resulted in 19,616 shares being tendered. Collectively, the Company paid $0.3 million to all of the affected employees and recorded compensation expense in connection with this offer.

In October 2007, the Board of Directors approved comprehensive procedures governing the manner in which Options are granted to, among other things, substantially reduce the likelihood that future grants of Options will be made with an exercise price that is less than the fair market value of shares of common stock on the Option measurement date for financial accounting and reporting purposes.

With respect to any participant who owns stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted is to equal at least 110% of the fair market value on the grant date and the maximum term of the option may not exceed five years. The term of all other Options under the 2002 Incentive Plan may not exceed ten years. Beginning in fiscal year 2006, Options will generally vest at a rate of one-twelfth 15 months after the grant date with an additional one-twelfth vesting at the end of each three-month period thereafter, becoming fully vested after a 48-month period. Prior to this change, Options generally vested at a rate of 12% after the first six months and 2% per month thereafter, becoming fully vested after a 50-month period.

The Company applies a lattice valuation model for all stock options and stock appreciation rights (collectively known as "Options") granted subsequent to August 31, 2005, excluding those granted under the Company's ESPP. The lattice valuation model is a more flexible analysis to value employee Options because of its ability to incorporate inputs that change over time, such as volatility and interest rates, and to allow for actual exercise behavior of Option holders. Prior to this change, the Company used the Black-Scholes model for valuing Options.

The Company uses historical data to estimate the Option exercise and employee departure behavior used in the lattice valuation model. The expected term of Options granted is derived from the output of the option pricing model and represents the period of time that Options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the Options is based on the U.S. Treasury yield curve in effect at the time of grant. The volatility used for the lattice model is a constant volatility for all periods within the contractual term of the Option. The constant volatility is a weighted average of implied volatilities from traded Options and historical volatility corresponding to the contractual term of the Option. The expected dividend yield of Options granted is derived based on the expected annual dividend yield over the expected life of the Option expressed as a percentage of the stock price on the date of grant.

The weighted-average grant-date fair value per share of Options granted during the fiscal year ended August 31, 2009, 2008 and 2007 was $3.52, $8.71, and $13.08, respectively. The total intrinsic value of Options exercised during the fiscal year ended August 31, 2009, 2008, and 2007 was $3.6 thousand, $4.8 million, and $9.0 million, respectively. As of August 31, 2009, there was $22.6 million of unrecognized compensation costs related to non-vested Options that is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of Options vested during the fiscal year ended August 31, 2009, 2008 and 2007 was $24.9 million, $19.0 million, and $12.3 million, respectively.

Following are the grant date weighted-average and range assumptions, where applicable, used for each respective period:

	Fiscal Year Ended August 31,		
	2009	2008	2007
Expected dividend yield	3.6%	1.3%	1.0%
Risk-free interest rate	0% to 3.6%	1.1% to 4.4%	4.6% to 5.1%
Expected volatility	67.3%	50.2%	49.0%
Expected life	5.8 years	5.8 years	5.5 years

The fair-value method is also applied to non-employee awards in accordance with SFAS 123R. The measurement date for equity awards granted to non-employees is the earlier of the performance commitment date or the date the services required under the arrangement have been completed. The Company generally considers the measurement date for such non-employee awards to be the date that the award has vested. The Company re-measures the awards at each interim reporting period between the grant date and the measurement date. Non-employee awards are classified as liabilities on the Consolidated Balance Sheets and are therefore remeasured at each interim reporting period until the Options are exercised, cancelled or expire unexercised. At August 31, 2009 and 2008, $47.0 thousand and $0.2 million, respectively, related to non-employee stock-based awards was classified as a liability on the Company's Consolidated Balance Sheets and a gain of $0.1 million and a gain of $0.3 million was recorded in the Consolidated Statement of Operations for the twelve months ended August 31, 2009 and 2008, respectively, resulting from remeasurement of the awards.

At August 31, 2009, the Company has 82,844 Options outstanding that will be settled by the Company with cash. SFAS 123R requires that the Company classify cash settled awards as liabilities on the Company's Consolidated Balance Sheets and measure these awards at fair value at each reporting date until the award is ultimately settled (i.e. until the Option is exercised or canceled). All changes in fair value are recorded to the Company's Consolidated Statement of Operations at each reporting date. At August 31, 2009, $0.1 million related to cash settled awards was recorded as a liability on the Company's Consolidated Balance Sheets. The Company recognized a loss in the Consolidated Statement of Operations of $65.3 thousand and $24.0 thousand to record the awards at fair value for the twelve months ended August 31, 2009 and 2008, respectively.

The following table summarizes option activity from September 1, 2008 through August 31, 2009:

	Shares Available for Grant	Options Outstanding	Aggregate Intrinsic Value (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
Balance at September 1, 2008	7,262,639	16,466,315	$8,771	$24.09	5.8
Options authorized	1,500,000	—			
Options expired	(363,980)	—		$21.15	
Options granted	(55,290)	55,290		$ 7.90	
Options cancelled	1,498,771	(1,498,771)		$24.87	
Restricted stock awards(1)	(4,714,044)	—			
Options exercised	—	(1,160)		$ 5.88	
Balance at August 31, 2009	5,128,096	15,021,674	$ 154	$24.04	4.9
Exercisable at August 31, 2009		12,412,208	$ 0	$23.95	4.2

(1) Represents the maximum number of shares that can be issued based on the achievement of certain performance criteria.

b. Restricted Stock Awards

Beginning in fiscal year 2005, the Company granted restricted stock awards to certain key employees pursuant to the 2002 Stock Incentive Plan. The awards granted in fiscal year 2005 will vest after five years, but may vest earlier if specific performance criteria are met. In fiscal year 2006, the Company began granting certain restricted stock awards that have performance conditions that will be measured at the end of the employee's requisite service period, which provide a range of vesting possibilities from 0% to 200%. The performance based restricted awards generally vest on a cliff vesting schedule over a three year period. In accordance with SFAS 123R, the stock-based compensation expense for these restricted stock awards (including restricted stock and restricted stock units) is measured at fair value on the date of grant based on the number of shares expected to vest and the quoted market price of the Company's common stock. For restricted stock awards with performance conditions, stock-based compensation expense is originally based on the number of shares that would vest if the Company achieved 100% of the performance goal, which was the probable outcome at the grant date. Throughout the requisite service period management monitors the probability of achievement of the performance condition. If it becomes probable, based on the Company's performance, that more or less than the current estimate of the awarded shares will vest, an adjustment to compensation cost will be recognized as a change in accounting estimate. Alternatively, if any of the performance goals are not met, any previously recognized compensation cost will be reversed.

In the fourth quarter of fiscal year 2007, the Company determined that for the restricted stock awards that were granted in fiscal year 2006 that have the aforementioned performance conditions, it was probable that the performance goal resulting in 100% of the awards being vested would not be achieved. However, it was probable that 40% of the awards would vest. This change in estimate resulted in the reversal of $9.1 million in stock-based compensation expense from the Company's Consolidated Statement of Operations in the fourth quarter of fiscal year 2007. It was further determined in the first quarter of fiscal year 2008 that for such restricted stock awards granted in fiscal year 2006, it was probable that none of the awards would vest, which resulted in an additional reversal of $5.9 million in stock-based compensation expense from the Company's Consolidated Statement of Operations. During the third quarter of fiscal year 2008, it was determined that 50% of the restricted stock awards that were granted in fiscal year 2007 with performance conditions would vest. This change in estimate resulted in a reversal of $6.9 million in stock-based compensation expense from the Company's Consolidated Statement of Operations in the third quarter of fiscal year 2008. It was further determined in the fourth quarter of fiscal year 2008 that for restricted stock awards granted in fiscal year 2007, it was probable that none of the awards would vest, which resulted in an additional reversal of $7.6 million in stock-based compensation expense from the Company's Consolidated Statement of Operations in the fourth quarter of fiscal year 2008. During the second quarter of fiscal year 2009, it was determined that none of the restricted stock awards that were granted in fiscal year 2008 with performance conditions would vest. This change in estimate resulted in a reversal of $10.2 million in stock-based compensation expense from the Company's Consolidated Statement of Operations in the second quarter of fiscal year 2009. The restricted stock awards that were granted in fiscal year 2009 continue to be recognized based on an estimated 100% performance goal, the probable outcome.

The Company began granting time based restricted stock to employees in fiscal year 2007. The time based restricted shares granted generally vest on a graded vesting schedule over three years. In accordance with SFAS 123R, the stock-based compensation expense for these restricted stock awards (including restricted stock and restricted stock units) is measured at fair value on the date of grant based upon the quoted market price of the Company's common stock .

In fiscal year 2008, the Company began granting certain restricted stock awards with a vesting condition that is tied to the Standard and Poor's 500 Composite Index. In accordance with SFAS 123R, such a market condition must be considered in the grant date fair value of the award with such fair value determination made using a lattice mode, which utilizes multiple input variables to determine the probability of the Company achieving the specified market conditions. Stock-based compensation expense related to an award with a market condition will be recognized over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service period has been completed.

At August 31, 2009, there was $26.6 million of total unrecognized compensation cost related to restricted stock awards granted under the 2002 Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of 1.4 years.

The following table summarizes restricted stock activity from September 1, 2008 through August 31, 2009:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at September 1, 2008	5,989,884	$24.17
Changes during the period		
Shares granted(1)	5,476,467	$ 7.41
Shares vested	(502,376)	$21.96
Shares forfeited	(762,423)	$21.11
Nonvested balance at August 31, 2009	10,201,552	$15.50

(1) Represents the maximum number of shares that can vest based on the achievement of certain performance criteria.

c. Employee Stock Purchase Plan

The ESPP was adopted by the Company's Board of Directors in October 2001 and approved by the shareholders in January 2002. Initially there were 2,000,000 shares reserved under the ESPP. An additional 2,000,000 shares and 3,000,000 shares were authorized for issuance under the ESPP and approved by stockholders in January 2006 and January 2009, respectively. The Company also adopted a sub-plan under the ESPP for its Indian employees. The Indian sub-plan is a tax advantaged plan for the Company's Indian employees. Shares are issued under the Indian sub-plan from the authorized shares under the ESPP.

Employees are eligible to participate in the ESPP after 90 days of employment with the Company. The ESPP permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, as defined in the ESPP, at a price equal to 85% of the fair market value of the common stock at the beginning or end of the offering period, whichever is lower. The ESPP is intended to qualify under section 423 of the Internal Revenue Code. Unless terminated sooner, the ESPP will terminate on October 17, 2011.

Awards under the 2002 Purchase Plan are generally granted in June and December. There were 1,248,314, 824,498, and 623,770 shares purchased under the 2002 Purchase Plan for the fiscal year ended August 31, 2009, 2008, and 2007, respectively. At August 31, 2009, a total of 4,664,702 shares had been issued under the ESPP.

The fair value of shares issued under the 2002 Purchase Plan was estimated on the commencement date of each offering period using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the model for each respective period:

	Fiscal Year Ended August 31,		
	2009	2008	2007
Expected dividend yield	1.5%	1.0%	1.1%
Risk-free interest rate	1.1%	3.6%	5.2%
Expected volatility	74.6%	43.5%	39.8%
Expected life	0.5 years	0.5 years	0.5 years

d. Dividends

The following table sets forth certain information relating to the Company's cash dividends paid or declared to common stockholders during fiscal years 2008 and 2009.

	Dividend Declaration Date	Dividend per Share	Total of Cash Dividends Paid	Date of Record for Dividend Payment	Dividend Cash Payment Date
		(In thousands, except per share data)			
Fiscal year 2008:	November 1, 2007	$0.07	$14,667	November 15, 2007	December 3, 2007
	January 17, 2008	$0.07	$14,704	February 15, 2008	March 3, 2008
	April 17, 2008	$0.07	$14,704	May 15, 2008	June 2, 2008
	July 16, 2008	$0.07	$14,739	August 15, 2008	September 2, 2008
Fiscal year 2009:	October 24, 2008	$0.07	$14,916	November 17, 2008	December 1, 2008
	January 22, 2009	$0.07	$14,974	February 17, 2009	March 2, 2009
	April 23, 2009	$0.07	$14,954	May 15, 2009	June 1, 2009
	July 16, 2009	$0.07	$14,992	August 17, 2009	September 1, 2009

13. Concentration of Risk and Segment Data

a. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains cash and cash equivalents with various domestic and foreign financial institutions. Deposits held with the financial institutions may exceed the amount of insurance provided on such deposits, but may generally be redeemed upon demand. The Company performs periodic evaluations of the relative credit standing of the financial institutions and attempts to limit exposure with any one institution. With respect to trade receivables, the Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for potential credit losses on trade receivables.

Sales of the Company's products are concentrated among specific customers. For the fiscal year ended August 31, 2009, the Company's five largest customers accounted for approximately 43% of our net revenue and 50 customers accounted for approximately 90% of our net revenue. Sales to the following customers who accounted for 10% or more of the Company's net revenues, expressed as a percentage of consolidated net revenue, and the percentage of accounts receivable for each customer, were as follows:

	Percentage of Net Revenue Fiscal Year Ended August 31,			Percentage of Accounts Receivable August 31,	
	2009	2008	2007	2009	2008
Cisco Systems, Inc.	13%	16%	15%	*	*
Research in Motion Limited	12%	*	*	10%	*
Nokia Corporation	*	*	13%	*	*
Hewlett-Packard Company	*	11%	*	10%	*

* Amount was less than 10% of total

Sales to the above customers were reported in the Consumer, EMS and AMS operating segments.

The Company procures components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products manufactured by the Company require one or more components that are available from only a single source.

b. Segment Data

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information,* ("SFAS 131") establishes standards for reporting information about segments in financial statements. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses; for which separate financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker to assess the performance of the individual segment and make decisions about resources to be allocated to the segment.

The Company derives its revenue from providing comprehensive electronics design, production, product management and aftermarket services. Management, including the Chief Executive Officer, evaluates performance and allocates resources on a divisional basis for manufacturing and service operating segments. Prior to the first quarter of fiscal year 2008, the Company managed its business based on three geographic regions, the Americas, Europe and Asia and managed the services group independently of the regional manufacturing segments. During fiscal year 2008, the Company realigned its organizational structure to manage the business based on divisions. Accordingly, the Company's operating segments now consist of three segments — Consumer, EMS and AMS. All prior period disclosures presented below have been restated to reflect this change.

Net revenue for the operating segments is attributed to the division in which the product is manufactured or service is performed. An operating segment's performance is evaluated based upon its pre-tax operating contribution, or segment income. Segment income is defined as net revenue less cost of revenue, segment selling, general and administrative expenses, segment research and development expenses and an allocation of corporate manufacturing expenses and selling, general and administrative expenses, and does not include, intangible amortization, stock-based compensation expense, restructuring and impairment charges, other expense, interest income, interest expense, income taxes or minority interest. Total segment assets are defined as trade accounts receivable, inventory, customer related machinery and equipment, intangible assets and goodwill. All other non-segment assets are reviewed on a global basis by management. Transactions between operating segments are generally recorded at amounts that approximate arm's length.

The following table sets forth operating segment information (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net revenue			
Consumer	$ 4,160,105	$ 3,895,128	$ 4,146,767
EMS	6,802,482	8,217,847	7,552,858
AMS	721,951	666,728	590,967
	$11,684,538	$12,779,703	$12,290,592

	2009	2008	2007
Segment income and reconciliation of (loss) income before income taxes and minority interest			
Consumer	$ 51,764	$ 55,119	$ 88,731
EMS	124,498	275,692	194,947
AMS	63,317	49,086	47,878
Total segment income	$ 239,579	$379,897	$331,556
Reconciling items:			
Amortization of intangibles	(31,039)	(37,288)	(29,347)
Restructuring and impairment charges	(51,894)	(54,808)	(72,396)
Goodwill impairment charges	(1,022,821)	—	—
Other expense	(20,111)	(11,902)	(15,888)
Interest income	7,426	12,014	14,531
Interest expense	(82,247)	(94,316)	(86,069)
Stock-based compensation expense	(44,026)	(36,404)	(47,874)
(Loss) income before income taxes and minority interest (net of tax)	$(1,005,133)	$157,193	$ 94,513

	Fiscal Year Ended August 31,		
	2009	2008	2007
Total assets			
Consumer	$1,723,934	$2,134,318	$2,026,122
EMS	2,017,575	3,006,485	2,974,901
AMS	280,126	223,561	217,207
Other non-allocated assets	1,296,223	1,667,773	1,077,002
	$5,317,858	$7,032,137	$6,295,232

See Note 10 — "Restructuring and Impairment Charges" for discussion of the Company's restructuring plan initiated in fiscal years 2009 and 2006.

The Company operates in 24 countries worldwide. Sales to unaffiliated customers are based on the Company's location providing the electronics design, production, product management or aftermarket services. The following tables set forth external net revenue, net of intercompany eliminations, and long-lived asset information where individual countries represent a material portion of the total (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
External net revenue:			
Mexico	$ 2,704,681	$ 2,042,763	$ 1,951,652
China	2,444,307	2,841,404	2,033,859
U.S.	1,887,773	2,605,155	2,610,979
Hungary	1,005,144	755,844	1,369,530
Malaysia	814,425	995,981	870,153
Brazil	510,071	419,359	558,915
Poland	478,457	972,575	911,476
Other	1,839,680	2,146,622	1,984,028
	$11,684,538	$12,779,703	$12,290,592

	August 31,		
	2009	2008	2007
Long-lived assets:			
China	$ 413,064	$ 481,770	$ 279,971
U.S.	252,574	359,451	357,741
Mexico	247,605	188,823	154,299
Taiwan	133,395	633,301	798,281
Malaysia	101,246	117,344	82,428
Poland	91,188	137,800	105,416
Hungary	80,618	149,010	143,641
India	76,443	294,322	289,171
Other	137,884	322,603	321,609
	$1,534,017	$2,684,424	$2,532,557

Total foreign source net revenue was approximately $9.8 billion, $10.2 billion, and $9.7 billion for the fiscal years ended August 31, 2009, 2008 and 2007, respectively. Total long-lived assets related to the Company's foreign operations were approximately $1.3 billion, $2.3 billion, and $2.2 billion for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

14. Derivative Financial Instruments and Hedging Activities

The Company applies SFAS 133, as amended by Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133*, Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* and Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). In accordance with these standards, all derivative instruments are recorded on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of accumulated other comprehensive income/(loss), net of tax, and is subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of the gain or loss is recognized in current earnings. For derivative instruments that are not designated as hedges, gains and losses from changes in fair values are recognized currently in earnings.

On September 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157") which applies to financial assets and liabilities that are being measured and reported on a fair value basis and expands disclosures about fair value measurements. The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's existing fair value measurement practices but requires disclosure of a fair value hierarchy of inputs used to value an asset or a liability. The three levels of the fair value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices included in level 1 above that are observable for the asset or liability, either directly or indirectly; and Level 3 – unobservable inputs for the asset or liability.

The Company is exposed to certain risks relating to its ongoing business activities. The primary risks managed by the use of derivative instruments are foreign currency fluctuation risk and interest rate risk.

a. Foreign Currency Risk Management:

Forward contracts are put in place to manage the foreign currency risk associated with various commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations. At August 31, 2009, a hedging relationship existed that related to certain anticipated foreign currency denominated expenses, with an aggregate notional amount outstanding at August 31, 2009 and 2008 of $29.3 million and $0, respectively. The related forward foreign exchange contracts have been designated as hedging instruments and are accounted for as cash flow hedges under SFAS 133. The forward foreign exchange contract transactions will effectively lock in the value of anticipated foreign currency denominated expenses against foreign currency fluctuations. The anticipated foreign currency denominated expenses being hedged are expected to occur between September 1, 2009 and May 31, 2010.

Additionally, the Company enters into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations denominated in a currency other than the functional currency of the respective operating entity. The aggregate notional amount of these outstanding contracts at August 31, 2009 and 2008 was $841.0 million and $1.7 billion respectively.

The following table presents the Company's assets and liabilities related to foreign forward exchange contracts measured at fair value on a recurring basis as of August 31, 2009, aggregated by the level in the fair-value hierarchy within which those measurements fall (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Forward foreign exchange contracts	$—	$10,874	$—	$10,874
Liabilities:				
Forward foreign exchange contracts	—	(5,511)	—	(5,511)
Total	$—	$ 5,363	$—	$ 5,363

The Company's forward foreign exchange contracts are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

The Company has the following derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at August 31, 2009 (in thousands):

	Fair Values of Derivative Instruments			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under SFAS 133:				
Forward foreign exchange contracts	Prepaid expenses and other assets	$ 961	Accrued expense	$ —
Derivatives not designated as hedging instruments under SFAS 133:				
Forward foreign exchange contracts	Prepaid expenses and other assets	$9,913	Accrued expense	$5,511

The Company has the following derivative instruments located on the Consolidated Statement of Operations utilized for foreign currency risk management purposes which are designated as hedging instruments under SFAS 133 (in thousands):

Derivatives in SFAS 133 Cash Flow Hedging Relationship	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) for the Twelve Months Ended August 31, 2009	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) for the Twelve Months Ended August 31, 2009	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) for the Twelve Months Ended August 31, 2009	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Twelve Months Ended August 31, 2009
Forward foreign exchange contracts . . .	$705	Cost of revenue	$307	Cost of revenue	$659

The effect of derivative instruments not designated as hedging instruments under SFAS 133 on the Consolidated Statement of Operations for the twelve months ended August 31, 2009 is as follows (in thousands):

Derivatives not Designated as Hedging Instruments Under SFAS 133	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative for the Twelve Months Ended August 31, 2009
Forward foreign exchange contracts.	Cost of revenue	$50,385

At August 31, 2009, the Company recognized a net unrealized loss of approximately $4.4 million on forward foreign exchange contracts not designated as hedging instruments under SFAS 133 which was recorded in the cost of revenue line on the Consolidated Statement of Operations and offset by the change in the fair value of the underlying hedged assets or liabilities.

b. Interest Rate Risk Management:

Interest rate swaps are entered into in order to manage interest rate risk associated with the Company's variable rate borrowings. At August 31, 2009, a hedging relationship existed that related to $100.0 million of the Company's variable rate debt. The swap is accounted for as a cash flow hedge under SFAS 133. This interest rate swap transaction effectively locks in a fixed interest rate for variable rate interest payments that are expected to be made from January 28, 2009 through January 28, 2010. Under the terms of the swap, the Company will pay a fixed rate and will receive a variable rate based on the one month USD LIBOR rate plus a credit spread.

The following table presents the Company's assets and liabilities related to the interest rate swap measured at fair value on a recurring basis as of August 31, 2009, aggregated by the level in the fair-value hierarchy within which those measurements fall (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Interest rate swap	$—	$ —	$—	$ —
Liabilities:				
Interest rate swap	—	(255)	—	(255)
Total	$—	$(255)	$—	$(255)

The Company's interest rate swap is measured on a recurring basis based on the LIBOR forward rate as quoted by certain financial institutions.

The Company has the following derivative instruments located on the Consolidated Balance Sheets utilized for interest rate risk management purposes at August 31, 2009 (in thousands):

	Fair Values of Derivative Instruments			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under SFAS 133:				
Interest rate swap	Not applicable	$—	Accrued expense	$255

The Company has the following derivative instruments located on the Consolidated Statement of Operations utilized for interest rate risk management purposes (in thousands):

Derivatives in SFAS 133 Cash Flow Hedging Relationship	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) for the Twelve Months Ended August 31, 2009	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) for the Twelve Months Ended August 31, 2009	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) for the Twelve Months Ended August 31, 2009	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Twelve Months Ended August 31, 2009
Interest rate swap	$(549)	Interest expense	$(294)	Interest expense	$—

The changes in net gain on cash flow hedges included in accumulated other comprehensive income is as follows (in thousands):

	Twelve Months Ended August 31, 2009
Balance, August 31, 2008	$ —
Net gain for the period	156
Net gain transferred to earnings	(13)
Balance, August 31, 2009	$143

15. New Accounting Pronouncements

a. Recently Adopted Accounting Pronouncements:

On September 1, 2008, the Company adopted FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the "fair value option") with changes in fair value reported in earnings each reporting period. The fair value option enables some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently without applying the complex hedge accounting requirements under SFAS 133, to achieve similar results. The Company already records its derivative contracts and hedging activities at fair value in accordance with SFAS 133. The Company did not elect the fair value option for any other financial instruments or certain other financial assets and liabilities that were not previously required to be measured at fair value.

On September 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. In February 2008, FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2") was issued delaying the effective date of SFAS 157 with respect to nonfinancial assets and nonfinancial liabilities that are not remeasured on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The adoption of the provisions of SFAS 157 during the first fiscal quarter of 2009 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows, but requires expanded annual disclosures regarding the Company's fair value measurements. Refer to Note 8 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations," Note 9 — "Postretirement Benefits" and Note 14 — "Derivative Financial Instruments and Hedging Activities" for disclosure surrounding the fair value of the Company's debt obligations, pension plan assets and derivative financial instruments, respectively.

On September 1, 2008, the Company adopted EITF Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* ("EITF 06-11"). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. The adoption of EITF 06-11 did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS 158 which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The requirement to recognize the funded status of a defined benefit postretirement plan was effective as of the end of the fiscal period ending after December 15, 2006. The Company has adopted this requirement and the effects are reflected in the financial statements as of August 31, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, which the Company adopted in fiscal year 2009.

On December 1, 2008, the Company adopted SFAS 161 which changes the disclosure requirements for derivative instruments and hedging activities. The Company will be required to provide enhanced disclosures about (a) how and why derivative instruments are used, (b) how derivative instruments and related hedged items are accounted for under SFAS 133, and its related interpretations, and (c) how derivative instruments and related hedged items affect the Company's results of operations, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The additional disclosures required by SFAS 161 are included in Note 14 – "Derivative Financial Instruments and Hedging Activities."

On December 1, 2008, the Company adopted FASB Staff Position No. FAS 140-4 ("FSP 140-4") and FASB Interpretation No. 46(R)-8 ("FIN 46(R)-8"), *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*. FSP 140-4 and FIN 46(R)-8 enhance disclosure regarding the transfer of financial assets and the use of variable interest entities. Adoption of this standard did not have a material impact on the Company's results of operations, financial position or cash flows. Refer to Note 2 — "Accounts Receivable Securitizations" for further discussion.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events ("SFAS 165"), which provides guidance to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for interim or fiscal periods ending after June 15, 2009, and is required to be adopted by the Company beginning in the fourth quarter of fiscal year 2009. The Company adopted this statement in the fourth quarter of fiscal year 2009. The Company has performed an evaluation of subsequent events through October 22, 2009, which is the date the financial statements were issued.

b. Recently Issued Accounting Pronouncements:

In June 2009, the FASB issued SFAS 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168"). SFAS 168 replaces SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles,* and establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB. The Codification is to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles and it supersedes all existing non-SEC accounting and reporting standards. SFAS 168 also identifies the framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company expects that the adoption of SFAS 168 will not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS 167"). SFAS 167 eliminates FASB Interpretation 46(R)'s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)'s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS 167 is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In June 2009, the FASB issued SFAS 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140* ("SFAS 166"). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In June 2008, the FASB issued Staff Position EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are "participating securities" as defined in EITF 03-6, *Participating Securities and the Two {d208} Class Method under FASB Statement No. 128,* and therefore should be included in computing earnings per share using the two-class method. According to FSP EITF 03-6-1, a share-based payment award is a participating security when the award includes nonforfeitable rights to dividends or dividend equivalents. The rights result in a noncontingent transfer of value each time an entity declares a dividend or dividend equivalent during the award's vesting period. However, the award would not be considered a participating security if the holder forfeits the right to receive dividends or dividend equivalents in the event that the award does not vest. FSP EITF 03-6-1 is effective for financial statements issued in fiscal years beginning after December 15, 2008, and interim periods within those years. When adopted, its requirements are applied by recasting previously reported EPS. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations* ("SFAS 141R"). SFAS 141R states all assets and liabilities of an acquired business (whether full, partial or step acquisitions) will be recorded at fair value. Certain forms of contingent consideration and certain acquired contingencies will be recorded at fair value at the acquisition date. SFAS 141R also states acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. The Company will be required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends certain provisions of SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141 would also apply the provisions of SFAS 141R. The Company will apply the provisions of SFAS 141R to business combinations with an acquisition date beginning in fiscal year 2010.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial position, results of operations or cash flows.

16. Subsequent Events

On September 24, 2009, the Company entered into an agreement with an unrelated third-party to sell the operations of Jabil Circuit Automotive, SAS, an automotive electronics manufacturing subsidiary located in Western Europe. Pending country-specific regulatory approvals and other closing conditions, the Company expects to finalize this transaction in the first quarter of fiscal year 2010 and currently anticipates recognizing an estimated loss on disposal in its Consolidated Statement of Operations of approximately $15.0 to $25.0 million, including approximately $4.0 million in transaction related fees to be settled in cash.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JABIL CIRCUIT, INC.

By: /s/ TIMOTHY L. Main

Timothy L. Main
President and Chief Executive Officer

Date: October 22, 2009

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy L. Main and Forbes I.J. Alexander and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
By: /s/ WILLIAM D. MOREAN **William D. Morean**	Chairman of the Board of Directors	October 22, 2009
By: /s/ THOMAS A. SANSONE **Thomas A. Sansone**	Vice Chairman of the Board of Directors	October 22, 2009
By: /s/ TIMOTHY L. MAIN **Timothy L. Main**	President, Chief Executive Officer and Director (Principal Executive Officer)	October 22, 2009
By: /s/ FORBES I.J. ALEXANDER **Forbes I.J. Alexander**	Chief Financial Officer (Principal Financial and Accounting Officer)	October 22, 2009
By: /s/ MEL S. LAVITT **Mel S. Lavitt**	Director	October 22, 2009
By: /s/ LAWRENCE J. MURPHY **Lawrence J. Murphy**	Director	October 22, 2009
By: /s/ FRANK A. NEWMAN **Frank A. Newman**	Director	October 22, 2009
By: /s/ STEVEN A. RAYMUND **Steven A. Raymund**	Director	October 22, 2009
By: /s/ DAVID M. STOUT **David M. Stout**	Director	October 22, 2009
By: /s/ KATHLEEN A. WALTERS **Kathleen A. Walters**	Director	October 22, 2009

SCHEDULE II

JABIL CIRCUIT, INC. AND SUBSIDIARIES

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Write-Offs	Balance at End of Period
		(In thousands)		
Allowance for uncollectible trade accounts receivable:				
Fiscal year ended August 31, 2009	$10,116	$8,450	$(3,056)	$15,510
Fiscal year ended August 31, 2008	$10,559	$3,316	$(3,759)	$10,116
Fiscal year ended August 31, 2007	$ 5,801	$7,974	$(3,216)	$10,559

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Reductions	Balance at End of Period
Valuation allowance for deferred taxes:					
Fiscal year ended August 31, 2009	$121,008	$308,560	$ 4,835	$ (622)	$433,781
Fiscal year ended August 31, 2008	$117,275	$ 5,002	$ 61	$(1,330)	$121,008
Fiscal year ended August 31, 2007	$ 43,497	$ 6,726	$72,634	$(5,582)	$117,275

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
3.1(4)	— Registrant's Certificate of Incorporation, as amended.
3.2(15)	— Registrant's Bylaws, as amended.
4.1(2)	— Form of Certificate for Shares of the Registrant's Common Stock.
4.2(6)	— Rights Agreement, dated as of October 19, 2001, between the Registrant and EquiServe Trust Company, N.A., which includes the form of the Certificate of Designation as Exhibit A, form of the Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C.
4.3(9)	— Senior Debt Indenture, dated as of July 21, 2003, with respect to the Senior Debt of the Registrant, between the Registrant and The Bank of New York, as trustee.
4.4(9)	— First Supplemental Indenture, dated as of July 21, 2003, with respect to the 5.875% Senior Notes, due 2010, of the Registrant, between the Registrant and The Bank of New York, as trustee.
4.5(16)	— Indenture, dated January 16, 2008, with respect to the 8.250% Senior Notes, by the Registrant and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee.
4.6(17)	— Form of 8.250% Registered Senior Notes issued on July 18, 2008.
4.7(18)	— Form of 7.750% Registered Senior Notes issued on August 11, 2009.
4.8(18)	— Officer's Certificate of the Registrant pursuant to the Indenture, dated August 11, 2009.
10.1(3)(5)	— 1992 Stock Option Plan and forms of agreement used thereunder, as amended.
10.2(1)(3)	— Restated cash or deferred profit sharing plan under section 401(k).
10.3(1)(3)	— Form of Indemnification Agreement between the Registrant and its Officers and Directors.
10.4(3)(7)	— Jabil 2002 Employment Stock Purchase Plan.
10.5(3)	— Jabil 2002 Stock Incentive Plan.
10.5a(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan Stock Option Agreement.
10.5b(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-French Subplan Stock Option Agreement.
10.5c(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan CSOP Option Certificate.
10.5d(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan Stock Option Agreement.
10.5e(12)	— Form of Jabil Circuit, Inc. Restricted Stock Award Agreement (prior form).
10.5f	— Form of Jabil Circuit, Inc. Restricted Stock Award Agreement (current form).
10.5g(13)	— Form of Stock Appreciation Right Agreement.
10.6(3)(10)	— Addendum to the Terms and Conditions of the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in France.
10.7(3)(8)	— Schedule to the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in the United Kingdom.
10.8(14)	— Amended and Restated Five-Year Unsecured Revolving Credit Agreement dated as of July 19, 2007 between the Registrant; initial lenders and initial issuing banks named therein; Citicorp USA, Inc. as administrative agent; JPMorgan Chase Bank, N.A. as syndication agent; and The Royal Bank of Scotland PLC, Royal Bank of Canada, Bank of America, N.A., UBS Loan Finance LLC and Credit Suisse, Cayman Islands Branch as co-documentation agents.
10.9(19)	— Underwriting Agreement, dated July 31, 2009, between Jabil Circuit, Inc., J.P. Morgan Securities Inc. and the several underwriters listed therein.
21.1	— List of Subsidiaries.
23.1	— Consent of Independent Registered Public Accounting Firm.
24.1	— Power of Attorney (See Signature page).
31.1	— Rule 13a-14(a)/15d-14(a) Certification by the President and Chief Executive Officer of the Registrant.
31.2	— Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer of the Registrant.
32.1	— Section 1350 Certification by the President and Chief Executive Officer of the Registrant.
32.2	— Section 1350 Certification by the Chief Financial Officer of the Registrant.

(1) Incorporated by reference to the Registration Statement on Form S-1 filed by the Registrant on March 3, 1993 (File No. 33-58974).

(2) Incorporated by reference to exhibit Amendment No. 1 to the Registration Statement on Form S-1 filed by the Registrant on March 17, 1993 (File No. 33-58974).

(3) Indicates management compensatory plan, contract or arrangement.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2000.

(5) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-37701) filed by the Registrant on October 10, 1997.

(6) Incorporated by reference to the Registrant's Form 8-A (File No. 001-14063) filed October 19, 2001.

(7) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98291) filed by the Registrant on August 16, 2002.

(8) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98299) filed by the Registrant on August 16, 2002.

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on July 21, 2003.

(10) Incorporated by reference to the Registrant's Form S-8 (File No. 333-106123) filed by the Registrant on June 13, 2003.

(11) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2004.

(12) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2006.

(13) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2005.

(14) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2007.

(16) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on October 29, 2008.

(16) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on January 17, 2008.

(17) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2008.

(18) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on August 12, 2009.

(19) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on August 4, 2009.

EXHIBIT 21.1

Jabil Circuit, Inc. Subsidiaries*

Ownership is 100% except where designated

Celebit Technology Private Limited (India)
Celetronix India Private Limited (India)
Celetronix Mauritius Limited (Mauritius)
Celetronix USA, Inc. (USA)
Digitek Electronics Ltd. (Hong Kong)
GET Manufacturing USA, Inc. (USA)
Green Point Industrial Co., Ltd., (British Virgin Islands)
Green Point International Holding (Cayman) Co., Ltd. (Cayman Islands)
Green Point (Tianjin) Electronic Technology Co., Ltd. (China) (Jabil indirectly owns 71% of this entity)
Green Point (Wuxi) Electronic Technology Co., Ltd. (China) (Jabil indirectly owns 71% of this entity)
Green Point (Tianjin) Plastic Co., Ltd. (China)
Green Point Precision (Nanjing) Co., Ltd. (China)
Green Point Precision Components Co., Ltd. (Taiwan) (Jabil indirectly owns 71% of this entity)
Green Point (Tianjin) Precision Electronic Co., Ltd. (China)
Green Point (Yantai) Precision Electronic Co., Ltd. (China)
Green Point Precision [M] Sdn, Bhd. (Malaysia)
Green Point Technology (ShenZhen) Co., Ltd. (China)
Green Point (Suzhou) Technology Co., Ltd. (China)
Green Point Technology (Wuxi) Co., Ltd. (China)
Green Prosperity Co., Ltd. (British Virgin Islands) (Jabil indirectly owns 71% of this entity)
Jabil (Mauritius) Holdings Ltd. (Mauritius)
Jabil Assembly Poland sp. z.o.o. (Poland)
Jabil (BVI) II Ltd. (British Virgin Islands)
Jabil C.M. S.r.l. (Italy)
Jabil Circuit, LLC (USA)
Jabil Circuit, SAS (France)
Jabil Circuit (Beijing) Co. Ltd. (China)
Jabil Circuit (BVI) Inc. (British Virgin Islands)
Jabil Circuit (Guangzhou) Ltd. (China)
Jabil Circuit (Shenzhen) Co. Ltd. (China)
Jabil Circuit (Shanghai) Co. Ltd. (China)
Jabil Circuit (Singapore) Pte. Ltd. (Singapore)
Jabil Circuit (Suzhou) Ltd. (China)
Jabil Circuit (Wuxi) Co. Ltd. (China)
Jabil Circuit Austria GmbH (Austria)
Jabil Circuit Automotive, SAS (France)
Jabil Circuit Belgium N.V. (Belgium)
Jabil Circuit Bermuda Ltd. (Bermuda)
Jabil Circuit Cayman L.P. (Cayman Islands)
Jabil Circuit Chihuahua, LLC (USA)
Jabil Circuit China Limited (Hong Kong)
Jabil Circuit China Manufacturing Ltd. (Guernsey)
Jabil Circuit de Chihuahua, S de RL de C.V. (Mexico)
Jabil Circuit de Mexico, S de RL de C.V. (Mexico)
Jabil Circuit Financial, Inc. (USA)
Jabil Circuit Financial II, Inc. (USA)
Jabil Circuit French Holdings, SAS (France)
Jabil Circuit GmbH (Germany)
Jabil Circuit Guadalajara, LLC (USA)
Jabil Circuit Guangzhou Holding (BVI) Inc. (British Virgin Islands)

Jabil Circuit Holdings GmbH (Germany)
Jabil Circuit Holdings Ltd (United Kingdom)
Jabil Circuit Hong Kong Limited (Hong Kong)
Jabil Circuit Hungary Contract Manufacturing Services Ltd. (Hungary)
Jabil Circuit India Private Limited (India)
Jabil Circuit Investment (China) Co., Ltd (China)
Jabil Circuit Italia, S.r.l. (Italy)
Jabil Circuit Limited (United Kingdom)
Jabil Circuit Luxembourg II, S.a.r.l. (Luxembourg)
Jabil Circuit Luxembourg, S.a.r.l. (Luxembourg)
Jabil Circuit Netherlands B.V. (Netherlands)
Jabil Circuit of Michigan, Inc. (USA)
Jabil Circuit of Texas, LP (USA)
Jabil Circuit Poland sp z o.o. (Poland)
Jabil Circuit Real Estate GmbH (Germany)
Jabil Circuit Reynosa, LLC (USA)
Jabil Circuit de Reynosa S de RL de C.V. (Mexico)
Jabil Circuit Sdn. Bhd. (Malaysia)
Jabil Circuit Services Ltd. (Hong Kong)
Jabil Circuit Technology LLC (Cayman Islands)
Jabil Circuit Technology India Pvt. Ltd. (India)
Jabil Circuit U.K., Limited (United Kingdom)
Jabil Circuit Ukraine Limited (Ukraine)
Jabil Defense and Aerospace Services LLC (USA)
Jabil do Brasil Industria Eletroeletronica Ltda. (Brazil)
Jabil Global Services de Mexico, S.A. de C.V. (Mexico)
Jabil Global Services, Ltd. (Ireland)
Jabil Global Services, Inc. (USA)
Jabil Global Services Netherlands B.V. (Netherlands)
Jabil Global Services Poland sp z.o.o. (Poland)
Jabil Hungary LP Services, LLC
Jabil Industrial do Brasil Ltda (Brazil)
Jabil Japan, Inc. (Japan)
Jabil Luxembourg Manufacturing S.a.r.l (Luxembourg)
Jabil MPC, LLC (USA)
Jabil Netherlands B.V. (Netherlands)
Jabil Real Estate Ukraine LLC (Ukraine)
Jabil Sdn Bhd (Panyu) Ltd. (Malaysia)
Jabil Texas Holdings, LLC (USA)
Jabil Turkey Electric Electronic Trade, LLC (Turkey)
Jabil Vietnam Company Limited (Vietnam)
Jabil, LLC (Russian Federation)
JP Danshui Holding (BVI) Inc. (BVI)
Mobicom Ventures (BVI), Inc. (British Virgin Islands)
Sypro Optics GmbH (Germany)
Taiwan Green Point Enterprises Co., Ltd (Taiwan)
Taiwan Green Point Enterprises Co., Ltd., (British Virgin Islands)
Universal (Tianjin) Mold & Plastic Co., Ltd. (China)
Westing Green (Tianjin) Plastic Co., Ltd (China)

---

* Jabil Circuit, Inc. subsidiaries list as of August 31, 2009, not including certain immaterial subsidiaries dissolved prior to August 31, 2009.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jabil Circuit, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-154835) and Form S-8 (Nos. 333-132721, 333-132720, 333-112264, 333-98291, 333-98299, 333-106123, 333-146577, 333-149277, 333-158291 and 333-158294) of Jabil Circuit, Inc. and subsidiaries of our reports dated October 22, 2009, with respect to the consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the years in the three-year period ended August 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of August 31, 2009, which reports appear in the August 31, 2009, annual report on Form 10-K of Jabil Circuit, Inc. and subsidiaries.

As discussed in Note 4 to the consolidated financial statements, effective September 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. As discussed in Note 9 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of August 31, 2007.

/s/ KPMG LLP

October 22, 2009
Tampa, Florida
Certified Public Accountants

EXHIBIT 31.1

CERTIFICATIONS

I, Timothy L. Main, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15 (e) and 15d — 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Date: October 22, 2009

EXHIBIT 31.2

CERTIFICATIONS

I, Forbes I.J. Alexander, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15 (e) and 15d — 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

Date: October 22, 2009

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Timothy L. Main, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Date: October 22, 2009

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Forbes I.J. Alexander, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

Date: October 22, 2009

SHAREHOLDER INFORMATION

Annual Meeting

January 21, 2010 10:00 AM ET
The Renaissance Vinoy Golf Club
Sunset Ballroom
600 Snell Isle Boulevard
St. Petersburg, Florida

The proxy statement for our Annual Meeting of Stockholders contains a description of certain procedures that must be followed to nominate persons for election as directors or to introduce an item of business at that meeting, as well as certain Securities and Exchange Commission requirements regarding the date by which we must receive shareholder proposals for inclusion in our proxy materials.

NYSE Certification

As required by the NYSE corporate governance listing standards, Jabil's Chief Executive Officer submitted his annual certification to the NYSE certifying that he was not aware of any violation by Jabil of the NYSE corporate governance listing standards. Jabil has included as exhibits to its Annual Report on Form 10-K for its fiscal year ended August 31, 2009 certifications of its Chief Executive Officer and Chief Financial Officer certifying to the quality of Jabil's public disclosure.

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors selected KPMG LLP to audit the consolidated financial statements and the effectiveness of internal control over financial reporting of Jabil for the fiscal year ended August 31, 2009. KPMG LLP (or its predecessor firm) has audited Jabil's consolidated financial statements since the fiscal year ended August 31, 1984. A representative of KPMG LLP is expected to be present at the Annual Meeting and available to respond to appropriate questions.

Transfer Agent and Registrar

The transfer agent maintains shareholder records for Jabil Circuit, Inc. Please contact the agent directly for change of address, transfer of stock and replacement of lost certificates.

Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
Phone: 877.498.8865 or 781.575.2879
Website: www.computershare.com

Investor Inquiries & Information

Investor relations inquiries should be directed to:
Investor Relations
Jabil Circuit, Inc.
10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, Florida 33716
Phone: 727.803.3349
E-mail: investor_relations@jabil.com
Website: www.jabil.com

Our Annual Report on Form 10-K for our fiscal year ended August 31, 2009 that has been filed with the Securities and Exchange Commission is included as a part of this Annual Report.

An online version of the 2009 Annual Report is available at http://www.jabil.com/2009annualreport



ANNUAL PERFORMANCE COMPARISON

The Performance Graph and table show a comparison of cumulative total stockholder return, assuming the reinvestment of dividends, from a $100 investment in the common stock of Jabil over the five-year period ending August 31, 2009, with the cumulative stockholder return on the (1) S&P 500 Stock Index (the "S&P 500 Index") and (2) a peer group that includes Benchmark Electronics Inc., Celestica Inc., Flextronics International Ltd., Plexus Corp. and Sanmina-SCI Corporation.

	8/31/2004	8/31/2005	8/31/2006	8/31/2007	8/31/2008	8/31/2009
Jabil	100	143	130	109	84	57
S&P 500 Index	100	113	123	141	125	102
Peer Group	100	94	84	75	67	49

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
August 31, 2009


160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
2004
2005
2006
2007
2008
2009
Jabil
S&P 500 Index
Peer Group

The information contained in the performance graph and table should not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into such filings.




901



JABIL

10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, Florida 33716 USA

www.jabil.com

002CS-19954